SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c)
THEREUNDER

Brookfield Office Properties Inc.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Brookfield Office Properties Inc.

(Name of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

112900105

(CUSIP Number of Class of Securities)

Bryan K. Davis Chief Financial Officer Brookfield Office Properties Inc. Brookfield Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3 Telephone: 416.369.2300	Copy to: Jeffrey Nadler, Esq. Gerald Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 Telephone: 212-588-5500

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Documents

Directors’ Circular, dated February 11, 2014, of Brookfield Office Properties Inc. (the “Circular”)

Item 2.  Informational Legends

See “Notice to Shareholders in the United States” on the outside front cover page of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. The Offer referred to in this document has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer referred to herein or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

BROOKFIELD PROPERTY PARTNERS L.P.

together with Brookfield Property Split Corp. and
Brookfield Office Properties Exchange LP

TO ACQUIRE ANY OR ALL OF THE OUTSTANDING COMMON SHARES OF

BROOKFIELD OFFICE PROPERTIES INC.

not already owned by the Offerors and their subsidiaries

FOR CONSIDERATION FOR EACH COMMON SHARE OF ONE BPY UNIT OR US$20.34 IN CASH, SUBJECT IN EACH CASE TO PRO-RATION

THE BOARD OF DIRECTORS (EXCLUDING INTERESTED DIRECTORS) UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFER.

February 11, 2014

Notice to Shareholders in the United States

The Offer (as defined herein) is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of United States companies. The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the issuer is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

GENERAL INFORMATION

Certain capitalized terms used in this Circular that are not otherwise defined herein have the respective meanings set out in the “Glossary” attached as Appendix “A” to this Circular.

Currency

All references to “$” or “US$” mean U.S. dollars. References to “C$” mean Canadian dollars.

The Bank of Canada noon rate of exchange on February 6, 2014 for Canadian dollars was $1.00 = C$1.1066.

Notice to Holders of Options and Other Convertible Securities

The Offer is being made only for Common Shares and is not made for any Other Securities. Any holder of Other Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, convert, exchange or exercise such Other Securities in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Other Securities will have certificates representing the Common Shares received on such conversion, exchange or exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offerors’ Circular. The tax consequences to holders of Other Securities are not described in the Offerors’ Circular.

Notice Regarding Information

Certain information in this Circular has been taken from or is based on documents that are expressly referred to in this Circular. All summaries of, and references to, documents that are specified in this Circular as having been filed, or that are contained in documents specified as having been filed, on SEDAR or EDGAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Company at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3.

The Valuations and the Fairness Opinion included as Appendix “B” and Appendix “C”, respectively, of this Circular will also be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Except as otherwise indicated herein, information contained in this Circular concerning the Offerors has been taken from or is based upon publicly available information filed with Canadian and U.S. securities regulators and other public sources, including the Offerors’ Circular. The Offerors have not confirmed the accuracy and completeness of the information in respect of the Offerors contained herein. Except as otherwise indicated herein, the Company has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding the Offerors or whether there has been any failure by the Offerors to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

References in this document to BPY Units, in the context of discussion of the Offered Consideration, shall mean either BPY Units or Exchange LP Units, as applicable.

Certain directors of the Board declared their respective interests in and/or did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Offer. References in this document to the “Board” in the context of the Offer shall generally mean the Disinterested Directors of the Board, acting on behalf of the entire Board. See the section of this Circular entitled “Interests of BPO Directors and Executive Officers in the Transaction” for more information.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

Forward-Looking Information

Certain information in this Circular is “forward-looking information”, which reflects expectations regarding the future growth, results of operations, performance and business prospects and opportunities of the Company. In this Circular, the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate” and “expect” and similar expressions, as they relate to the Company, are often, but not always, used to identify forward-looking information. Such forward-looking information reflects management’s and the directors’ current beliefs and is based on information currently available to management and the directors. Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not or the times at which, or by which, such performance or results will be achieved, and Shareholders are cautioned not to place undue reliance on such forward-looking statements. In particular, this Circular contains forward-looking information pertaining to the completion of the proposed take-over bid by the Offerors and the general business strategies and plans of the Company.

A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, failure to satisfy the conditions of the Offer as described under Section 4 of the Offerors’ Circular, “Conditions of the Offer”, including as a result of the failure to obtain the necessary stock exchange approvals described therein, and all other factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 28, 2013. Although the forward-looking information contained in this Circular is based upon what management and the directors of the Company believe are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward-looking information. If the assumptions underlying forward-looking information prove incorrect or if some of the risks or uncertainties materialize, actual results may vary materially from those described in this Circular as intended, planned, anticipated, believed, estimated or expected. This forward-looking information is made as of the date of this Circular, and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as required by applicable Laws.

Availability of Disclosure Documents

The Company is a reporting issuer or equivalent in certain provinces of Canada and is currently registered under the Exchange Act. As a result, the Company files continuous disclosure documents and other documents with the applicable securities regulatory authorities in Canada and with the SEC. Continuous disclosure documents are available for review on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.

TABLE OF CONTENTS

DIRECTORS’ CIRCULAR	1
THE OFFER	1
THE OFFERORS	1
THE COMPANY	2
THE DIRECTORS OF BPO	2
BACKGROUND TO THE OFFER	2
RECOMMENDATION OF THE INDEPENDENT COMMITTEE OF THE BOARD	7
RECOMMENDATION OF THE BOARD	11
INTERESTS OF BPO DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTION	11
SUMMARY OF VALUATIONS AND FAIRNESS OPINION	12
CERTAIN UNAUDITED FINANCIAL PROJECTIONS	33
PRIOR VALUATIONS	35
PRIOR OFFERS	35
RESPONSE TO THE OFFER; ALTERNATIVES TO THE OFFER; PURPOSES AND EFFECTS OF THE OFFER	35
SHARE CAPITAL	35
OWNERSHIP OF SECURITIES OF THE COMPANY	36
PURCHASES OF SECURITIES OF THE COMPANY — NORMAL COURSE ISSUER BIDS	37
TRADING IN SECURITIES OF THE COMPANY	38
ISSUANCES OF SECURITIES OF THE COMPANY	38
OWNERSHIP OF SECURITIES OF THE OFFERORS	39
TRADING PRICES OF THE COMMON SHARES AND BPY UNITS	39
INTENTIONS WITH RESPECT TO THE OFFER	39
ARRANGEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS	39
RELATIONSHIP BETWEEN THE OFFERORS AND CERTAIN DIRECTORS AND OFFICERS	40
ARRANGEMENTS BETWEEN THE OFFERORS AND SECURITY HOLDERS OF THE COMPANY	40
INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH OFFERORS	40
MATERIAL CHANGES AND OTHER INFORMATION CONCERNING THE COMPANY	41
OTHER INFORMATION AFFECTING DECISION OF SHAREHOLDERS	41
INSIDER BID; RULE 13E-3	41
STATUTORY RIGHTS	41
APPROVAL OF THE DIRECTORS’ CIRCULAR	41
CONSENT OF MORGAN STANLEY CANADA LIMITED	42
CERTIFICATE	43
APPENDIX “A” GLOSSARY	A-1
APPENDIX “B” VALUATIONS	B-1
APPENDIX “C” FAIRNESS OPINION	B-2

i

DIRECTORS’ CIRCULAR

This Directors’ Circular dated February 11, 2014 (the “Circular”) is issued by the Board of Brookfield Office Properties Inc. (the “Company” or “BPO”) in connection with the Offer made by Brookfield Property Partners L.P. (“BPY”) and its indirect subsidiaries, Brookfield Property Split Corp. (“BOP Split”) and Brookfield Office Properties Exchange LP (“Exchange LP” and, collectively with BPY and BOP Split, the “Offerors”) to purchase, upon the terms and subject to the conditions of the Offer set forth in the Offerors’ Circular, all of the issued and outstanding common shares (the “Common Shares”) of the Company, including the Common Shares that may become issued and outstanding after the date of the Offerors’ Circular and prior to the Expiry Time upon the exercise of any Other Securities, other than Common Shares held by the Offerors and their subsidiaries.

THE OFFER

Under the Offer, each Shareholder may elect to receive, for each Common Share tendered by such Shareholder, one non-voting limited partnership unit of BPY (each, a “BPY Unit”) or $20.34 in cash, subject, in each case, to pro-ration as set out in the Offerors’ Circular (the “Offered Consideration”). The Offerors’ Circular provides that the Offer is open for acceptance until 11:59 p.m. (local time) on March 19, 2014, unless extended or withdrawn by the Offerors. Furthermore, under the Offer, each Canadian Shareholder can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP (the “Exchange LP Units”) as described more fully in the Offerors’ Circular. The Offer is for “any or all” Common Shares not currently owned by the Offerors and is not conditioned on the tender of at least a majority of the Common Shares held by unaffiliated Shareholders.

The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer are set out in the Offerors’ Circular and the Offer, Letter of Transmittal and Notice of Guaranteed Delivery that are incorporated into and form part thereof. Reference should be made to the Offerors’ Circular for full details and the terms and conditions of the Offer. You are urged to read the Offerors’ Circular carefully and in its entirety. The Offerors’ Circular is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

THE OFFERORS

Brookfield Property Partners L.P.

BPY is a commercial real estate owner, operator and investor operating globally. In addition to an office portfolio in the United States, Canada, Australia and the United Kingdom primarily consisting of its approximately 51% voting interest in BPO, BPY’s portfolio includes (i) its 32% fully-diluted interest in General Growth Properties, Inc. (“GGP”), which is the second largest retail mall company in the United States, (ii) over 64 million sq. ft. of industrial and logistics assets in the United States and Europe; and (iii) approximately 20,000 multi-family units. In addition, BPY benefits from Brookfield’s real estate business development capabilities, which have invested over $17 billion in the real estate sector since 1989.

BPY was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Exempted Partnerships Act 1992 (Bermuda), as amended. BPY’s head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and its telephone number is +441 294-3309.

BPY beneficially owns an aggregate of 249,362,561 Common Shares, being approximately 49.2% of the outstanding Common Shares of BPO. For information concerning the Preferred Shares owned by BPY, see Section 15 of the Offerors’ Circular, “Beneficial Ownership of and Trading in Securities — Beneficial Ownership”. In total, BPY owns Common Shares and Preferred Shares representing an aggregate voting interest of approximately 50.5% in BPO.

Further information with respect to BPY and the BPY Units can be found in the Offerors’ Circular, including Annex A thereto.

Brookfield Property Split Corp.

BOP Split was incorporated under the Business Corporations Act (British Columbia) on December 9, 2013 as a wholly-owned subsidiary of Brookfield BPY Holdings Inc. and an indirect subsidiary of BPY.  BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the Offerors’ additional investment in the Common Shares. BOP Split’s registered office is 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 1117, Vancouver BC V6E 4N7 and its telephone number is (416) 363-9491.

Further information with respect to BOP Split can be found in the Offerors’ Circular.

Brookfield Office Properties Exchange LP

Exchange LP was established on December 16, 2013 as an Ontario limited partnership by BOP Split, as limited partner, and BOP Exchange GP ULC, an unlimited liability company incorporated under the laws of Alberta (“GP ULC”), as general partner. Exchange LP and GP ULC are indirect subsidiaries of BPY. Exchange LP was established for the sole purpose of the Offer and the issuance of the Exchange LP Units. Exchange LP’s registered office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and its telephone number is (416) 363-9491.

Further information with respect to Exchange LP and the Exchange LP Units can be found in the Offerors’ Circular, including Annex B thereto.

THE COMPANY

BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. As of December 31, 2013, BPO’s portfolio comprised interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making BPO a global leader in the ownership and management of office assets. BPO’s landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

BPO was formed under the CBCA on September 5, 1978 to continue the business of Canadian Arena Corporation, which was incorporated in 1923 under the Quebec Companies Act, 1920. BPO’s articles were restated on September 5, 2002 and since then have been amended from time to time to change BPO’s capital structure, to adjust the number of directors and to change BPO’s name. BPO operates head offices in New York, Toronto, Sydney and London. BPO’s registered office is Brookfield Place Toronto, Suite 330, P.O. Box 770, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 and its telephone number is (416) 369-2300.

THE DIRECTORS OF BPO

The current directors of the Company are William T. Cahill, Christie J.B. Clark, Richard B. Clark, Jack L. Cockwell, Dennis H. Friedrich, Michael Hegarty, Brian W. Kingston, Paul J. Massey Jr., F. Allan McDonald, Robert L. Stelzl and John E. Zuccotti.

Messrs. Cahill, R. Clark, Cockwell, Friedrich, Kingston and Zuccotti declared their respective interests in and/or did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Offer. See the section of this Circular entitled “Interests of BPO Directors and Executive Officers in the Transaction”.

BACKGROUND TO THE OFFER

The decision of the Board to recommend that Shareholders accept the Offer and tender their Common Shares to the Offer is a result of a process that extended over several months. The following is a summary of the material meetings, negotiations, discussions and actions between the parties that preceded the decision of the Board to approve the Offer.

On September 11, 2013, Richard Clark, who serves as the Chief Executive Officer of Brookfield’s global property group and chairman of the Company, had a conversation with Dennis Friedrich, Chief Executive Officer of the Company, informing Mr. Friedrich that BPY was evaluating a potential transaction involving the Company. On September 25, 2013, Mr. Clark informed Mr. Friedrich that the proposed transaction involving the Company was likely to proceed.

On September 27, 2013, Mr. Clark informed Mr. Friedrich of BPY’s intention to make an offer for any or all of the Common Shares that BPY does not already own for consideration per Common Share of $19.34 in cash or one BPY Unit, subject in each case to pro-ration based on a maximum cash consideration of $1.7 billion and a maximum of 174 million BPY Units (the “Initial Offer”). Mr. Clark indicated that BPY would be prepared to provide an overview of the Initial Offer to the Board on September 30, 2013 following announcement of the Initial Offer. Mr. Clark and Mr. Friedrich had a number of telephone conversations on September 27, 2013 regarding the Initial Offer.

On September 30, 2013, BPY announced by news release its intention to make the Initial Offer, also disclosing that BPY had entered into lock-up agreements pursuant to which two institutional shareholders of the Company, holding in aggregate approximately 11% of the Common Shares not already owned by BPY and its affiliates, had agreed to tender their Common Shares to the Initial Offer.

On the morning of September 30, 2013, the Board held a meeting at which Mr. Clark and Brian Kingston, President and Chief Investment Officer of Brookfield Property Group, presented the Initial Offer to the Board. At this meeting, Mr. Clark formally requested that the Board establish a committee of independent directors to select a qualified and independent valuator to complete a formal valuation of the Common Shares and the BPY Units as required by MI 61-101.

Following the presentation of the Initial Offer by Messrs. Clark and Kingston, the Board determined that it would be appropriate for the directors of the Board, excluding directors who are directors or officers of Brookfield Asset Management, are members of management of the Company or otherwise have interests that present actual or potential conflicts of interest in connection with the Offer, to be tasked with reviewing and considering the Offer on behalf of the Company. Accordingly, Messrs. Robert L. Stelzl, Christie J.B. Clark, Michael Hegarty, Paul J. Massey Jr. and F. Allan McDonald (the “Disinterested Directors”) were authorized to review and consider the Offer on behalf of the Board, with Mr. Stelzl acting as Chairman in respect of the deliberations of the Disinterested Directors.

Later on September 30, 2013, the Company issued a press release acknowledging BPY’s intention to make the Offer and disclosing the formation of a committee of directors to review and consider the Initial Offer.

On October 10, 2013, the Disinterested Directors held a meeting. At the outset of the meeting, the Disinterested Directors confirmed the appointment of Davies Ward Phillips & Vineberg as counsel to the Board (acting through the Disinterested Directors) in connection with the Initial Offer and Davies Ward Phillips & Vineberg provided advice to the Disinterested Directors in respect of their duties and the process to be followed in response to the Initial Offer, including an overview of the requirements under MI 61-101 and the rules applicable to a “going private” transaction as promulgated by the SEC. Among other things, Davies Ward Phillips & Vineberg advised the Disinterested Directors that they were required to form a committee comprised exclusively of one or more “independent directors” based on the standards for independence set forth in Section 7.1 of MI 61-101. Accordingly, an independent committee of the Board (the “Independent Committee”) comprised of Messrs. C. Clark and Massey Jr., being the Disinterested Directors also satisfying the requirements for independence under MI 61-101, was then formed.

At the meeting, the Disinterested Directors approved a mandate for the Independent Committee, which provided the Independent Committee with broad authority to, inter alia: (a) retain an independent valuator selected by the Independent Committee to prepare the Valuations and supervise the preparation of the Valuations; (b) to assess, consider and review the terms and conditions of the Initial Offer or any alternatives thereto and the response of the Board thereto; (c) propose and negotiate, or supervise the negotiation of, such modifications to the terms and conditions of the Initial Offer or any alternatives thereto as considered advisable by the Independent Committee; (d) to consult and enter into such discussions with the other Disinterested Directors, management, professional advisors of the Company and such other advisors as the Independent Committee may deem necessary or advisable in relation to the Initial Offer or any alternatives thereto; (e) to conduct and carry out such investigations and diligence in relation to the Initial Offer or any alternatives thereto as the Independent Committee considers necessary or advisable; (f) to report and to make such recommendations to the Board with respect to the Initial Offer or any alternatives thereto as the Independent Committee considers necessary or advisable, including in respect of whether the Board should recommend to shareholders of the Company that they accept or reject the Initial Offer or any alternatives thereto; (g) to consider such other matters and take such other actions as the Independent Committee deems necessary or advisable in connection with the Initial Offer; and (h) to have broad powers to act on behalf of the Board in connection with the foregoing. Davies Ward Phillips & Vineberg was appointed as counsel to the Independent Committee in connection with the proposed transaction.

Later on October 10, 2013, the Independent Committee held its first meeting, at which the committee members discussed potential candidates to serve as independent valuator to prepare the Valuations and to act as financial advisor to the Independent Committee. Following this meeting, Davies Ward Phillips & Vineberg, on behalf of the Independent Committee, invited potential candidates to submit proposals to the Independent Committee in respect of serving as independent valuator to prepare the Valuations and acting as financial advisor to the Independent Committee.

The Independent Committee held meetings on October 19, 2013 and October 21, 2013 to discuss the proposals received from the potential candidates and the credentials, capabilities and independence of such candidates. The Independent Committee also discussed the merits of retaining a single advisor to provide the Valuations and act as financial advisor to the Independent Committee as compared to the retention of two advisors to perform the roles separately. Following such meetings, the Independent Committee invited a short list of candidates to in-person meetings.

On October 23, 2013, the members of the Independent Committee received presentations from the short-listed candidates to act as independent valuator to prepare the Valuations and to act as financial advisor to the Independent Committee at the Company’s offices in New York, New York, with the other Disinterested Directors in attendance at the invitation of the Independent Committee. The Disinterested Directors met on October 23, 2013 and October 24, 2013 to discuss the presentations and allow the members of the Independent Committee to benefit from the views of the other Disinterested Directors. The members of the Independent Committee met on October 23, 2013 and October 24, 2013 to further discuss the presentations from the short-listed candidates. On October 25, 2013, Messrs. Massey Jr. and Hegarty met with additional representatives of one of the candidates to further discuss their credentials. Later that day, the Independent Committee met and resolved that Morgan Stanley would be retained as independent valuator to prepare and deliver the Valuations and as financial advisor to the Independent Committee.

On October 30, 2013, the Company issued a press release announcing that the Independent Committee had appointed Morgan Stanley to act as its financial advisor and Davies Ward Phillips & Vineberg to act as its legal advisor.

Also on October 30, 2013, Morgan Stanley was granted access to virtual data rooms containing diligence materials in respect of BPY and the Company.

On November 1, 2013, the Independent Committee held a meeting at which representatives of Morgan Stanley discussed the general timetable of and process by which Morgan Stanley would undertake to prepare the Valuations. Morgan Stanley also discussed the details of the valuation process, including the proposed scope of work and valuation methods that Morgan Stanley proposed to employ.

On November 10, 2013, the Disinterested Directors met in order to allow Morgan Stanley and Davies Ward Phillips & Vineberg to provide background information in respect of BPY and its business in order to prepare the Disinterested Directors for the diligence session with management of BPY to be held on November 14, 2013.

On November 14, 2013, the Disinterested Directors held a diligence session with senior management of BPY to receive further information regarding BPY and its business and to allow the Disinterested Directors to pose questions directly to senior management of BPY. Representatives of Morgan Stanley and Davies Ward Phillips & Vineberg also participated. Later that day, the Disinterested Directors met to further discuss the diligence session. At the meeting, Morgan Stanley also provided an update of its valuation work to date.

On December 3, 2013, Morgan Stanley provided a presentation in respect of its preliminary valuation analysis (the “Preliminary Presentation”) to the Disinterested Directors at its offices in New York, New York based on information received from the Company and BPY as of December 2, 2013 and Morgan Stanley’s valuation work current as of such date. The Independent Committee had requested that Morgan Stanley present the Preliminary Presentation based on its work to date in order to assist the Independent Committee in assessing the value of the Offered Consideration and to allow the Independent Committee to form a preliminary view as to the merits of the Offer. The Preliminary Presentation was not intended to be, and was not, shared with representatives of BPY. The Preliminary Presentation suggested a preliminary fair market value for the Common Shares in the range of $18.00 to $21.00 per Common Share, and a preliminary fair market value for the BPY Units in the range of $19.00 to $22.00 per BPY Unit. For further details of the Preliminary Presentation, see the section of this Circular entitled “Summary of Valuations and Fairness Opinion — Valuations”.

Following Morgan Stanley’s presentation, the Disinterested Directors discussed the approach to negotiations with BPY. The members of the Independent Committee then held a meeting to discuss the terms of the Initial Offer in detail. At the meeting, the members of the Independent Committee decided upon a number of potential improvements to the terms of the Initial Offer that would be raised with BPY. The members of the Independent Committee also discussed their desired approach to negotiations with BPY. The meeting concluded with the members of the Independent Committee instructing representatives of Morgan Stanley and Davies Ward Phillips & Vineberg to meet with representatives of BPY in order to communicate the Independent Committee’s desired improvements to the terms of the Initial Offer.

On December 5, 2013, representatives of Morgan Stanley and Davies Ward Phillips & Vineberg met with representatives of BPY and its legal counsel to communicate the Independent Committee’s initial views regarding the Initial Offer. Among other things, it was communicated to BPY that the Independent Committee was seeking the following improvements to the terms of the Initial Offer: (i) a cash price per Common Share of at least $21.00; (ii) a greater proportion of consideration in cash; (iii) more certainty of value with respect to the BPY Unit consideration through a fixed value exchange ratio, subject to a collar; and (iv) a commitment from the Offerors to acquire the Common Shares not tendered to the Initial Offer through a second-step transaction should a sufficient minimum number of Common Shares be tendered to the Initial Offer. The representatives of BPY indicated that, should at least a majority of Common Shares that can be included for purposes of “minority approval” under MI 61-101 be tendered, BPY would commit to acquire the balance of the Common Shares by way of a second-step transaction. The representatives of BPY did not provide any further reaction to the other improvements to the terms of the Initial Offer raised by Morgan Stanley and Davies Ward Phillips & Vineberg on behalf of the Independent Committee.

On December 6, 2013, the Independent Committee held a meeting in order to receive an update from Morgan Stanley and Davies Ward Phillips & Vineberg regarding the meeting on December 5, 2013 with representatives of BPY and its legal counsel and to provide instructions to Morgan Stanley in respect of negotiations with BPY.

On December 9, 2013, representatives of Morgan Stanley met with representatives of BPY to further discuss the items raised in the meeting of December 5, 2013. The representatives of BPY expressed an unwillingness to increase the proportion of cash consideration in the Initial Offer or to utilize a fixed value exchange ratio, subject to a collar, for the BPY Unit Consideration. The representatives of BPY also expressed reluctance as to BPY’s willingness to increase the value of the cash consideration in the Initial Offer, suggesting that only an increase in the magnitude of $0.05 to $0.25 per Common Share would be entertained. The representatives of BPY further stated that BPY was prepared to go forward with the Initial Offer without a favorable recommendation from the Independent Committee and the Board. Morgan Stanley indicated that BPY would need to increase the value of the cash consideration in the Initial Offer by significantly more than $0.25 per Common Share in order for the Independent Committee to be able to provide a favourable recommendation, particularly if there was no increase in the proportion of cash consideration and no fixed value exchange ratio, subject to a collar, for the BPY Unit consideration.

Later that day, the Independent Committee held a meeting to receive an update from Morgan Stanley on the discussions. The Independent Committee and Morgan Stanley discussed negotiating strategy and various potential courses of action. At the conclusion of the meeting, the Independent Committee requested that Morgan Stanley arrange a conference call between the Independent Committee and BPY.

On December 10, 2013, the members of the Independent Committee had a discussion with representatives of BPY. The representatives of BPY again indicated that BPY would not increase the proportion of cash consideration offered in the Initial Offer nor would it change the fixed exchange ratio (being one BPY Unit for each Common Share) in the Initial Offer or entertain a fixed value exchange ratio, subject to a collar, for the BPY Unit consideration. The representatives of BPY expressed a possible willingness to increase the cash portion of the consideration in the Initial Offer to $19.80 per Common Share. The members of the Independent Committee indicated that this increase would be insufficient and, following further discussion, the representatives of BPY suggested a willingness to increase the cash consideration in the Initial Offer to $20.00 per Common Share, with the exchange ratio for the BPY Unit consideration remaining unchanged at 1.0.

The Independent Committee then held a meeting in order to update the other Disinterested Directors as to the nature of the discussions with BPY and to discuss negotiation strategy.

Later that day, the members of the Independent Committee had another discussion with representatives of BPY, indicating that the Independent Committee was requesting an increase in the exchange ratio to 1.034 BPY Units per Common Share, along with an increase in the cash consideration to $20.00 per Common Share. The representatives of BPY again indicated a possible willingness to increase the cash consideration in the Initial Offer but reiterated that a change in the exchange ratio for the BPY Unit consideration would not be entertained.

On the morning of December 11, 2013, the Independent Committee held a meeting in order to update the other Disinterested Directors in respect of the previous day’s discussions with BPY and to consider possible ways to move the negotiations with BPY forward. After a lengthy discussion, the members of the Independent Committee instructed Morgan Stanley to have further discussions with BPY with the particular objective of maximizing the cash price per Common Share in the Initial Offer.

On December 11, 2013, representatives of Morgan Stanley had a discussion with representatives of BPY to indicate that an increase in the cash per Common Share offered in the Initial Offer to $20.40, without any change to the exchange ratio for the BPY Unit consideration, might be acceptable to the Independent Committee. The representatives of BPY reiterated their position from their discussion with the Independent Committee on the previous date.

On December 12, 2013, the Independent Committee held a meeting in order to allow Morgan Stanley to update the members of the Independent Committee as to the previous day’s discussions with BPY. The participants also discussed the minimum increase in the cash per Common Share in the Initial Offer that could potentially be acceptable to the Independent Committee absent an increase in the exchange ratio.

On December 14, 2013, representatives of the Independent Committee arranged to meet with BPY in order to attempt to move the negotiations forward. At the meeting, the Independent Committee requested that BPY increase the cash per Common Share offered in the Initial Offer to $20.40, without any change to the exchange ratio for the BPY Unit consideration. The representatives of BPY indicated that they would not engage in any further discussions until the Valuations were made available.

On December 18, 2013, Morgan Stanley delivered a draft of the Valuations (the “Draft Valuations”) to the Independent Committee and BPY.

On December 19, 2013, Morgan Stanley delivered the Valuations to the Independent Committee and BPY. The Valuations provided that, based on and subject to the information considered and valuation approaches utilized and the other assumptions, qualifications and limitations as described therein, the fair market value of the Common Shares, as at December 19, 2013, was in the range of $18.50 to $21.00 per Common Share and the fair market value of the BPY Units, as at December 19, 2013, was in the range of $19.00 to $22.00 per BPY Unit, the same ranges as indicated in the draft valuation report shared the previous day.

Also on December 19, 2013, the members of the Independent Committee spoke with representatives of BPY. The Independent Committee members again requested that BPY increase the cash per Common Share offered in the Initial Offer to $20.40, without any change to the exchange ratio for the BPY Unit consideration. The representatives of BPY rejected this request. After further discussion, the representatives of BPY proposed an increase to the cash portion of the consideration in the Initial Offer to $20.34 per Common Share (with no change to the exchange ratio).

Later that day, the Disinterested Directors held a meeting at which they received an update from the Independent Committee in respect of BPY’s willingness to increase the cash per Common Share offered in the Initial Offer to $20.34 per Common Share (with the exchange ratio remaining unchanged at 1.0 BPY Unit per Common Share). The members of the Independent Committee recommended to the Disinterested Directors that, subject to the announcement by BPY of the increased Offer, the Company issue a press release announcing that the Board intended to recommend that Shareholders accept the increased Offer if and when formally commenced by BPY. The Disinterested Directors accepted such recommendation and approved, subject to the announcement by BPY of the increased Offer, the issuance of a press release by the Company announcing that the Board intended to recommend that Shareholders accept the increased Offer if and when formally commenced.

On December 20, 2013, BPY issued a press release announcing the increase in the cash portion of the consideration to be offered in the Offer to $20.34 per Common Share and that such increase had been as a result of discussions with members of the Independent Committee. On the same day, the Company issued the press release approved by the Disinterested Directors announcing the receipt of the Valuations and that the Board, based on the recommendation of the Independent Committee, intended to unanimously recommend that Shareholders accept the Offer if and when formally commenced. The press release clarified that the release was not itself a directors’ circular, that the Offer was not expected to be commenced by BPY until the first quarter of 2014, and that the Board’s intention to recommend in favour of the Offer could change prior to issuance of the Circular, including as a result of any change to the terms and conditions of the Offer, the occurrence of any event or circumstance material to the business, condition, assets, liabilities or results of operations of the Company and/or BPY or otherwise material to the Board’s consideration of the Offer or any withdrawal or material amendment of the Valuations by Morgan Stanley. Pursuant to the Morgan Stanley Engagement Agreement, the Disinterested Directors also expected to receive a fairness opinion from Morgan Stanley prior to making any formal recommendation in connection with the Offer, and the Disinterested Directors’ intention to recommend was based on the understanding that such a fairness opinion, once delivered, would need to be favourable in its conclusions. The Fairness Opinion was subsequently received on February 9, 2014.

On December 23, 2013, BPY and the other Offerors filed a Registration Statement on Form F-4 and a Transaction Statement on Schedule 13E-3 with the SEC and Canadian securities regulators incorporating the terms of the Offer as announced in its December 20, 2013 press release and including a copy of the Valuations. Amended Offer documents were subsequently filed with the SEC on January 24, 2014, February 4, 2014 and February 6, 2014, with the material terms of the Offer in each case remaining unchanged.

On February 9, 2014, Morgan Stanley delivered the Fairness Opinion to the Independent Committee to the effect that, as of February 9, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration to be received by the holders of Common Shares in the Offer, taken in the aggregate, was fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates. That day, meetings of the Independent Committee and the Disinterested Directors were held, and the Independent Committee made the recommendation to the Board set out below under “Recommendation of the Independent Committee of the Board” and the Board (acting through the Disinterested Directors) resolved, among other things, to approve this Circular recommending that Shareholders accept the Offer and tender their Common Shares under the Offer.

RECOMMENDATION OF THE
INDEPENDENT COMMITTEE OF THE BOARD

The Independent Committee, after consultation with its financial and legal advisors and based, among other things, upon receipt of the Valuations and Fairness Opinion from Morgan Stanley and the other considerations below, has unanimously determined that the Offered Consideration to be received by Shareholders in the Offer, taken in the aggregate, is fair from a financial point of view to such holders (other than the Offerors and each of their respective affiliates) and has recommended that the Board recommend that Shareholders accept the Offer and deposit their Common Shares under the Offer.

Reasons for Recommendation

In reaching its conclusion that the Offer is substantively fair to the Shareholders (other than the Offerors and their affiliates), the Independent Committee considered a number of factors including, among others, the following:

•                  Attractive Offer. The consideration offered for the Common Shares represents an attractive premium over the closing price of the Common Shares on September 27, 2013, the last trading day prior to the announcement of the Offerors’ intention to make the Offer. Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the TSX and the NYSE, respectively, on September 27, 2013, depending on whether a Shareholder receives (i) only BPY Units, (ii) only cash, or (iii) a combination of BPY Units and cash, assuming full pro-ration (as set forth in the Offerors’ Circular), the Offer has the values set out below, representing the premiums to the historic trading prices of the Common Shares set out below:

		Premium
Per Share Consideration	Per Share Value	BPO Closing price on September 27, 2013		BPO 30-Day VWAP ending September 27, 2013
		TSX(1)	NYSE(2)	TSX(3)	NYSE(4)
1.0 BPY Unit	$19.34	15%	15%	16%	17%
$20.34 cash	$20.34	21%	21%	22%	23%
0.67 BPY Units and $6.71 cash	$19.67	17%	17%	18%	19%

(1)               The closing price of the Common Shares on the TSX on September 27, 2013 was C$17.29.

(2)               The closing price of the Common Shares on the NYSE on September 27, 2013 was $16.77.

(3)               The 30-day volume weighted average prices of the Common Shares on the TSX ending September 27, 2013 was C$17.16.

(4)               The 30-day volume weighted average prices of the Common Shares on the NYSE ending September 27, 2013 was $16.51.

•                  Fairness Opinion. Morgan Stanley delivered a Fairness Opinion to the Independent Committee to the effect that, as of February 9, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration to be received by the holders of Common Shares in the Offer, taken in the aggregate, was fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates.

•                  Valuations. Morgan Stanley provided the Valuations to the Independent Committee for inclusion in the Offerors’ Circular, which indicated that, based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Valuations, in addition to other factors that it considered relevant, Morgan Stanley was of the opinion that, as at December 19, 2013, the fair market value of the Common Shares was in the range of $18.50 to $21.00 per Common Share and that, as at December 19, 2013, the fair market value of the BPY Units was in the range of $19.00 to $22.00 per BPY Unit. Thus, the midpoint of the value of the BPY Units as determined by Morgan Stanley in the Valuations ($20.50) and the value of the cash consideration in the Offer ($20.34) are each higher than the midpoint of the value of the Common Shares as determined by Morgan Stanley in the Valuations ($19.75).

•                  Increased IFRS Book Value. As of September 30, 2013, BPO’s IFRS book value was $21.03 per Common Share and BPY’s IFRS book value was $26.09 per BPY Unit. Based on the exchange ratio in the Offer of 1.0 BPY Unit per Common Share and a pro forma book value of $24.19 per BPY Unit, Shareholders will realize a 15% increase in the IFRS book value per security on the BPY Units they receive in the Offer.

•                  Form of Consideration Under the Offer Provides Both Immediate Value and Liquidity Along With Participation in BPY and BPO. The Offer provides Shareholders with the option to elect to receive one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration. Shareholders who receive cash for their Common Shares will immediately realize a fair value for their investment and the payment in cash provides certainty of value for their Common Shares. Shareholders who receive BPY Units will have the opportunity to participate in Brookfield’s flagship public commercial property vehicle going forward, continuing to participate in any increase in value of the Company’s assets and the increase in value of the current assets of BPY.

•                  Shareholders May be Able to Tender their Common Shares on a Tax Deferred Basis. Shareholders who are U.S. taxpayers should benefit from U.S. tax deferred treatment with respect to BPY Units received pursuant to the Offer. Canadian Shareholders who elect to receive Exchange LP Units pursuant to the Offer should be able to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes. The Exchange LP Units will receive distributions per unit equivalent to the distributions per unit received on BPY Units.

•                  Certain Minority Shareholders will be Accepting the Offer. BPY has entered into lock-up agreements dated September 29, 2013 with certain non-U.S. institutional Shareholders exercising control or direction over 27,219,021 Common Shares, representing approximately 10.6% of all Common Shares not already owned by the Offerors and their subsidiaries, pursuant to which such locked up Shareholders have agreed, subject to certain conditions and exceptions, to (i) tender to the Offer any Common Shares they beneficially own at, and all Common Shares that may become beneficially owned by them after, the time the Offer is commenced and (ii) elect at least 67% of the Offered Consideration in BPY Units. See the section of this Circular entitled “Arrangements Between the Offerors and Security Holders of the Company”.

•                  No Financing Condition; Financing Arrangements. The Offer is not subject to any financing condition, and the Board believes BPY has made reasonable financing arrangements, taken together with its existing financial capacity, to complete the acquisition of Common Shares under the Offer. In connection with the Offer, BPY has received a debt commitment letter dated February 3, 2014 from a syndicate of lenders to provide, severally and not jointly, upon the terms and subject to the conditions set forth therein, unsecured credit facilities of up to $2.5 billion in the aggregate, consisting of a $1.5 billion term acquisition credit facility to fund the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and a $1 billion revolving facility to be used to replace the existing revolving credit facilities of BPY, to fund a portion of the additional cash required to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and for general corporate and operating purposes. See Section 8 of the Offerors’ Circular, “Source of Offered Consideration”.

•                  Strength of Combined BPO/BPY Platform for Continuing Securityholders. The combination of BPO and BPY is expected to create one of the largest, most globally diversified commercial property companies with assets in the world’s most dynamic markets. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom, Shareholders who receive BPY Units in the Offer will gain exposure to: (i) BPY’s 32% fully-diluted interest in GGP, which is the second largest retail mall company in the United States; (ii) over 64 million square feet of industrial and logistics assets in the United States and Europe; (iii) approximately 20,000 residential apartments; and (iv) the full breadth of Brookfield’s real estate business development capabilities, which have originated more than $17 billion of investments in the real estate sector since 1989.

•                  Second Step Transaction. Should the Offerors take up and pay for a number of Common Shares that constitute at least a majority of Common Shares that can be included for purposes of “minority approval” under MI 61-101, the Offerors have committed in the Offerors’ Circular to undertake to acquire the Common Shares not tendered to the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, subject to customary terms and conditions, at a consideration per Common Share not less than the consideration per Company Share paid pursuant to the Offer. Based on the current number of outstanding Common Shares not owned by the Offerors or other persons whose Common Shares would be required to be excluded from a minority approval vote under MI 61-101, the Offerors must take up and pay for at least 127,798,674 Common Shares to be assured of obtaining such minority approval. See Section 24 of the Offerors’ Circular, “Acquisition of BPO Common Shares Not Deposited Under the Offer”.

•                  Appraisal Rights. Shareholders who do not tender their Common Shares to the Offer or otherwise waive their dissent rights will be entitled, in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction, if any, to demand the appraisal of their Common Shares by following the procedures required by the CBCA (though no such appraisal rights will be available in connection with the Offer itself). See Section 24 of the Offerors’ Circular, “Acquisition of BPO Common Shares Not Deposited Under the Offer”.

Furthermore, the Independent Committee believes that the Offer is procedurally fair to Shareholders (other than the Offerors and their affiliates) for the following reasons:

•                  Retention of Independent Advisors. The Independent Committee retained independent financial and legal advisors, being Morgan Stanley and Davies Ward Phillips & Vineberg, respectively. The Independent Committee has expressly adopted the analysis and opinion of Morgan Stanley set forth in the Valuations and Fairness Opinion, among other factors, in reaching its determination.

•                  Detailed Review and Arm’s Length Negotiation. The Independent Committee, with assistance from its legal and financial advisors, conducted an extensive review of the Offer and conducted arm’s length negotiations with representatives of BPY of the key economic terms of the Offer.

•                  Obtained Increased Consideration. After negotiations with representatives of BPY in which the Independent Committee sought improved financial terms, the Independent Committee was able to secure an increase in the cash component of the Offered Consideration from $19.34 to $20.34 per Common Share and concluded that this consideration was the best that could be obtained from the Offerors in the circumstances.

•                  Decision to Tender Remains with Shareholders; Shareholders Have Sufficient Time to Consider Offer. Each Shareholder will be able to decide whether or not to tender Common Shares to the Offer. If a Compulsory Acquisition or Subsequent Acquisition Transaction is completed, any Shareholder who elected not to tender to the Offer will be entitled to receive the same consideration in such Compulsory Acquisition or Subsequent Acquisition Transaction as such Shareholder would have received in the Offer, subject to pro-ration. Further, Shareholders will have sufficient time to make a decision whether or not to tender their Common Shares because the Offer will remain open for at least 35 calendar days.

•                  Protections for Minority Shareholders. Pursuant to MI 61-101, (i) the Independent Committee was required to, and did, select and retain Morgan Stanley and supervise the preparation of the Valuations and (ii) any Subsequent Acquisition Transaction will require approval by a majority of the votes cast by unaffiliated Shareholders present in person or represented by proxy at a meeting of Shareholders (which may include votes in respect of Common Shares tendered to the Offer by unaffiliated Shareholders).

The Independent Committee also considered a number of risks and potential negative factors relating to the Offer and the substantive and procedural fairness thereof, including the following:

•                  Elimination of Continued Shareholder Participation in BPO. If Shareholders tender their Common Shares to the Offer, it will eliminate the opportunity for such Shareholders to participate in the longer term potential benefits of the business of the Company to the extent that those benefits exceed those potential benefits reflected in the cash consideration or the BPY Units offered in the Offer. Furthermore, Shareholders who do not tender their Common Shares to the Offer will be able to continue to participate in those longer term potential benefits of the business of the Company, but only to the extent those Common Shares are not subsequently acquired by the Offerors through a Compulsory Acquisition or a Subsequent Acquisition Transaction.

•                  Constraints on Board’s Ability to Pursue Alternative Transactions. Despite Morgan Stanley’s conclusion in the Valuations, a Shareholder might be unable to receive the range of the fair market value attributed to the Common Shares in the Valuations. Given its significant shareholdings and its influence on the Company’s business, BPY is able to veto significant transactions requiring Shareholder approval, including a merger, amalgamation, plan of arrangement, liquidation, winding up or a sale of all or substantially all of the Company’s assets. It might not be possible, for as long as BPY holds a significant number of Common Shares, for Shareholders (other than BPY and its affiliates) to receive the range of the fair market value set out in the Valuations for their Common Shares either through an alternative transaction to the Offer or otherwise. BPY has indicated that it has no intention of reducing its position in the Company in the near future, and has further indicated that it will not pursue or support any transaction in which it would sell or otherwise dispose of its interest in BPO or any material transaction involving the Company other than the Offer. Because of BPY’s interest in the Company, the Board is highly constrained in its ability to undertake a sale process with third parties or otherwise pursue alternative transactions of the aforementioned nature.

•                  No Recommendation as to Particular Election by Shareholders. In reviewing the Offer and the Offered Consideration, the Independent Committee has evaluated the Offered Consideration in the aggregate and has assumed full pro-ration of the Offered Consideration pursuant to the terms of the Offer. No recommendation is being made as to whether Shareholders should elect to receive either one BPY Unit or $20.34 in cash per Common Share in the Offer. Shareholders must make their own decision with respect to such election. Furthermore, no assurance can be made that Shareholders will receive the amount of cash consideration or BPY Units that they elect in the Offer (as discussed immediately below).

•                  Consideration in the Offer May Vary from that Elected by Shareholders. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is likely that Shareholders who elect to receive a cash payment for their Common Shares will receive less cash than they elected to receive due to pro-ration. Similarly, in light of the total amount of BPY Units that may be issued under the Offer relative to the size of the Offer, it is also likely that Shareholders who elect to receive BPY Units in the Offer will receive less BPY Units than they elected to receive due to pro-ration. For instance, assuming that all Shareholders tendered all their Common Shares for either all cash or all BPY Units, each Shareholder would be entitled to receive $6.71 in cash and 0.67 of a BPY Unit for each Common Share tendered, subject to adjustment for fractional shares, as set out in the Offerors’ Circular, which may not be the desired mix of consideration for individual Shareholders. Moreover, the value of the cash consideration ($20.34 per Common Share) may be different than the value of a BPY Unit, and the trading price of the BPY Units on the TSX and NYSE is likely to continue to change prior to the consummation of the Offer. As a result, due to pro-ration and other factors, a Shareholder may receive consideration with a different aggregate value, and a different combination of cash and BPY Units, than the Shareholder elects to receive in the Offer. See “Risk Factors — Risks Relating to the Offer — Shareholders may not receive their desired mix of BPY Units and/or cash in the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction due to pro-ration” in the Offerors’ Circular.

•                  Relatively Limited Legal Rights Afforded to Holders of BPY Units. Shareholders who receive BPY Units in the Offer will have more limited rights in respect of the affairs of BPY (as a holder of BPY Units) than previously afforded in respect of the affairs of BPO (as a holder of Common Shares), as the legal rights of holders of BPY Units are more limited than those afforded to holders of Common Shares. Under the BPY Limited Partnership Agreement, holders of BPY Units are not entitled to vote on matters relating to BPY, such as acquisitions, dispositions or financings, or to participate in management or control of BPY. In particular, holders of BPY Units do not have the right to remove the BPY General Partner, to cause the BPY General Partner to withdraw from BPY, to cause a new general partner to be admitted to BPY, to appoint new directors to the BPY General Partner’s board of directors, to remove existing directors from the BPY General Partner’s board of directors or to prevent a change of control of the BPY General Partner. As a result, Shareholders that come to hold BPY Units in the Offer will not be able to influence the direction of BPY or to cause a change in its management, even if they are dissatisfied with BPY’s performance. These limited rights afforded to holders of BPY Units are materially different than those typically afforded to holders of common stock of a corporation, including holders of Common Shares. See “Comparison of Rights” in the Offerors’ Circular.

•                  No Minimum Tender Condition. The Offer is not subject to a minimum tender condition and the Offerors will acquire “any or all” of the outstanding Common Shares that are tendered to the Offer. If the Offerors acquire any Common Shares under the Offer, but acquire an insufficient number of Common Shares or are otherwise unable under applicable Law to acquire the balance of the Common Shares not tendered to the Offer (through a Compulsory Acquisition or a Subsequent Acquisition Transaction), the public float of the Company will be reduced, which might adversely affect the liquidity and trading value of the Common Shares, which could affect the ability of remaining Shareholders to sell their Common Shares.

•                  No Support Agreement. The Company has not entered into a support agreement or other formal agreement with the Offerors in respect of the Offer. While the absence of an agreement maintains flexibility for the Board in responding to the Offer, the Offerors are not required to obtain any consent or approval from the Company in respect of any amendments or changes to the Offer. In addition, the absence of an agreement with the Offerors may limit the Company’s ability to enforce the commitment made by the Offerors in the Offerors’ Circular to acquire the Common Shares not tendered to the Offer through a Compulsory Acquisition or Subsequent Acquisition Transaction should a sufficient minimum number of Common Shares be tendered to the Offer.

•                  No Shareholder Representative. The Independent Committee has not retained or appointed an unaffiliated representative who would act solely on behalf of Shareholders unaffiliated with the Offerors with respect to the Offer as contemplated by the SEC in paragraph (d) of Regulation M-A: § 229.1014 (Item 1014) — Fairness of the Going-Private Transaction. However, the Independent Committee has retained Morgan Stanley as independent financial advisor to prepare the Valuations and the Fairness Opinion.

In reaching its determination, the Independent Committee also considered and evaluated, among other things: information concerning the business, operations, property, assets, financial condition, operating results and prospects of both the Company and BPY; current industry, economic and market circumstances and trends and their informed expectations as to the prospects for both the Company’s and BPY’s businesses; and historical market prices and trading information in respect of the Common Shares and BPY Units.

The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive, but addresses the material information and factors considered by the Independent Committee in their review and consideration of the Offer, including factors that support as well as weigh against the Offer. In view of the numerous factors considered in connection with their evaluation of the Offer, the Independent Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign relative weight to specific factors or methodologies in reaching their conclusions and recommendations. In addition, the individual members of the Independent Committee may have given different weight to different factors. The conclusions and recommendation of the Independent Committee were made after considering the totality of the information and factors involved.

Remuneration

For their services in reviewing and considering the Offer on behalf of the Company, the Company will pay $60,000 to each of the members of the Independent Committee and each of the other Disinterested Directors. The Company will also pay Robert L. Stelzl an additional $45,000 for his role as Chairman in respect of the deliberations of the Disinterested Directors. Such payments are not contingent upon the completion of the Offer.

RECOMMENDATION OF THE BOARD

The Board (acting through the Disinterested Directors) has unanimously determined that, based on the recommendations of the Independent Committee and the considerations described above, the Offered Consideration to be received by Shareholders in the Offer, taken in the aggregate, is fair from a financial point of view to such holders (other than the Offerors and each of their respective affiliates) and therefore unanimously recommends that Shareholders accept the Offer and tender their Common Shares under the Offer.

Messrs. William T. Cahill, Richard B. Clark, Jack L. Cockwell, Dennis Friedrich, Brian W. Kingston and John E. Zuccotti declared their respective interests in and/or did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Offer. See the section of this Circular entitled “Interests of BPO Directors and Executive Officers in the Transaction”.

In adopting the Independent Committee’s recommendation and concluding that the Offer is substantively and procedurally fair to Shareholders (other than the Offerors and their affiliates), the Board considered and relied upon the same factors and considerations that the Independent Committee relied upon as described in the section of this Circular entitled “Recommendation of the Independent Committee of the Board — Reasons for Recommendation”, and adopted the Independent Committee’s analyses in their entirety.

The recommendation of the Board is not, and is not intended to be, investment advice to any particular Shareholder. Each Shareholder’s circumstances are different. Each Shareholder should consider the Offer carefully and come to its own conclusions as to acceptance or rejection of the Offer. A Shareholder who is in doubt as to how to respond should consult with its own investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor as to how to respond to the Offer having regard to its own particular circumstances. Further, Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

INTERESTS OF BPO DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTION

Richard B. Clark is Chairman of the board of directors and a director of the Company, serves as the chief executive officer of Brookfield Property Group and as a Senior Managing Partner of Brookfield Asset Management. Jack L. Cockwell is a director of the Company, a director and Group Chairman of Brookfield Asset Management and a director of a number of Brookfield Asset Management’s subsidiaries. Dennis H. Friedrich is Chief Executive Officer of the Company. Brian W. Kingston is a director of the Company, President and Chief Investment Officer of Brookfield Property Group and a Senior Managing Partner of Brookfield Asset Management. John E. Zuccotti is Co-Chairman of the board of directors and a director of the Company and is the Chairman of Brookfield Financial Properties LLC, a holding subsidiary of the Company which holds interests in certain BPO properties in the United States.

Brookfield Asset Management, BPY, BOP Split and Exchange LP have certain interests that present actual or potential conflicts of interest in connection with the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, including that their financial interests with regard to the consideration per Common Share offered in the Offer are generally adverse to the financial interests of the Shareholders (other than the Offerors and their affiliates) being asked to tender their Common Shares. In addition, members of the Board that also serve as officers of the Company have certain actual or potential conflicts of interest in connection with the Offer and any Compulsory Acquisition or Subsequent

Acquisition Transaction, including as to the potential loss of office or continued office within Brookfield if the Offer is successful. Due to the nature of the Offer, it was determined at the outset of the Offer that it would be appropriate for members of the Board who are also directors or officers of Brookfield Asset Management, BPY, BOP Split or Exchange LP, are members of management of the Company or otherwise have interests that present actual or potential conflicts of interest in connection with the Offer to have no role in reviewing and considering the Offer on behalf of the Company. Accordingly, Messrs. R. Clark, Cockwell, Friedrich, Kingston and Zuccotti declared their respective interests in and did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Offer.

SUMMARY OF VALUATIONS AND FAIRNESS OPINION

The following constitutes only a summary of the Valuations and the Fairness Opinion. The Valuations have been prepared as of December 19, 2013 for the use of the Independent Committee and for inclusion in the Offerors’ Circular and this Circular. The Fairness Opinion has been prepared as of February 9, 2014 for the use of the Independent Committee and for inclusion in this Circular. The following summaries are qualified in their entirety by the full text of the Valuations and the Fairness Opinion. A copy of the Valuations and the Fairness Opinion are attached hereto as Appendix “B” and “C”, respectively, and form part of this Circular. Shareholders are urged to read the full text of the Valuations and the Fairness Opinion and should consider the same in their entirety. Neither the Valuations nor the Fairness Opinion constitutes a recommendation to any Shareholder as to whether such Shareholder should tender or take any other action with respect to the Offer.

Engagement of Morgan Stanley

Morgan Stanley was engaged by the Independent Committee pursuant to a letter agreement dated December 2, 2013 (the “Morgan Stanley Engagement Agreement”) to provide financial advice and assistance to the Independent Committee in evaluating the Offer, including the preparation and delivery to the Independent Committee of a formal valuation of the Common Shares (the “BPO Valuation”) and of the BPY Units (the “BPY Valuation” and, together with the BPO Valuation, the “Valuations”), and the preparation and delivery of an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Shares (other than the Offerors and each of their respective affiliates). The Morgan Stanley Engagement Agreement provides for a payment to Morgan Stanley of a fee upon the delivery by Morgan Stanley of: (i) its preliminary valuation analysis ($2.0 million); (ii) the Valuations ($2.2 million); and (iii) each subsequent financial opinion ($500,000), if requested by the Independent Committee. None of the fees payable to Morgan Stanley under the Morgan Stanley Engagement Agreement are contingent upon the conclusions reached by Morgan Stanley in the Valuations or in any financial opinion, or the completion of the Offer. During the two years preceding the date of the Valuations, Morgan Stanley received fees in the amount of approximately $320,000 from BPO for financial advisory and financial services and no fees from BPY for any such services. Morgan Stanley may seek to provide such services to BPO and BPY and/or their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley in respect of certain liabilities that might arise out of its engagement.

Valuations

Credentials of Morgan Stanley

Morgan Stanley and its affiliated entities is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. The Valuations are the opinions of Morgan Stanley and their form and content have been approved by a committee of senior investment banking professionals of Morgan Stanley, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Independence of Morgan Stanley

Morgan Stanley confirmed that: (i) it and its affiliated entities are not an issuer insider, associated entity or an affiliated entity of any interested party as each such term is used in MI 61-101; (ii) it and its affiliated entities are not acting as a financial advisor to any interested party in respect of the Offer; (iii) its compensation under the Morgan Stanley Engagement Agreement does not depend in whole or in part on the conclusion reached in the Valuations or the outcome of the Offer; (iv) it and its affiliated entities will not act as manager or co-manager of any soliciting dealer group formed by any interested party in connection with the Offer nor will it, as a member of any such group, perform services beyond customary soliciting dealer’s functions nor will it receive more than the per security or per securityholder fee payable to other members of the group; and (v) it and its affiliated entities do not have any material financial interest in the completion of the Offer.

Scope of Review

In connection with the Valuations, Morgan Stanley obtained information from publicly available sources and from BPO and BPY. In addition, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described in the Valuations, without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things: management-prepared operating and financial projections for BPO and BPY, various BPY investor presentations and corporate profiles, as well as such other corporate, industry and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances. Morgan Stanley also held discussions with management of each of BPO and BPY, the Independent Committee and legal counsel to the Independent Committee. Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of the BPY Valuation. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of the BPY Valuation.

Prior Valuations

Each of BPO and BPY represented to Morgan Stanley that there are no prior valuations (as defined in MI 61-101) of BPO or BPY or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date of the Valuations.

Assumptions and Limitations

With the Independent Committee’s acknowledgement and agreement as provided for in the Morgan Stanley Engagement Agreement, Morgan Stanley relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley (collectively, the “Information”). The Valuations are conditional upon such accuracy, completeness and fair presentation. With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley noted that projecting future results is inherently subject to uncertainty. Morgan Stanley assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO and BPY, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively.

In preparing the Valuations, Morgan Stanley made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, the disclosure in this Circular and the Offerors’ Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the Common Shares not already owned by the Offerors.

The Valuations were rendered as of December 19, 2013 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the Information provided to Morgan Stanley. In its analysis in connection with the preparation of the Valuations, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Morgan Stanley, BPO or BPY.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Accordingly, the Valuations should be read in their entirety.

Definitions and Approach to Fair Market Value

The Valuations are based upon techniques and assumptions that Morgan Stanley considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Common Shares and the range of fair market values of the BPY Units. Morgan Stanley approached the Valuations in accordance with MI 61-101, which, in the case of an insider bid such as the Offer, requires the valuator to make a determination as to the “fair market value” of not only the affected securities (i.e. the Common Shares), but also the non-cash consideration (except in certain circumstances outlined in MI 61-101) to be received pursuant to the Offer.

MI 61-101 defines “fair market value” as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, Morgan Stanley made no downward adjustment to the fair market value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Offer on the Common Shares, or the fact that the Common Shares held by minority shareholders do not form part of a controlling interest. Consequently, the BPO Valuation provided a conclusion on a per Common Share basis with respect to BPO’s “en bloc” value, being the price at which all of the Common Shares could be sold to one or more buyers at the same time.

As Exchange LP was established for the sole purpose of the Offer, the Exchange LP Units will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and, as Morgan Stanley understood it, will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit, Morgan Stanley believed that the fair market value of a BPY Unit was an appropriate indicator of the expected fair market value of the Exchange LP Units.

BPO Valuation

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the BPO Valuation, in addition to other factors that it considered relevant, Morgan Stanley was of the opinion that, as of December 19, 2013, the fair market value of the Common Shares was in the range of $18.50 per Common Share to $21.00 per Common Share.

Distinctive Material Benefits to BPY and its Affiliates

Morgan Stanley reviewed and considered whether any distinctive material benefit would accrue to BPY or its affiliates through the acquisition of all of the Common Shares not already owned by the Offerors. Morgan Stanley determined that by completing the Offer, BPY would benefit from greater direct ownership of real estate as well as a more simplified ownership structure, both of which would give BPY greater control of its assets and increase its strategic flexibility. Morgan Stanley also concluded that by completing the Offer, BPY would benefit from an enhanced public float and trading liquidity. Additionally, based on interviews with BPY management, BPY estimated that by completing the Offer, they may be able to reduce BPO general and administrative expenses by up to approximately $15 million.

BPY Valuation

Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the BPY Valuation, in addition to other factors that it considered relevant, Morgan Stanley was of the opinion that, as of December 19, 2013, the fair market value of the BPY Units was in the range of $19.00 per BPY Unit to $22.00 per BPY Unit.

Other Considerations

A preliminary version of Morgan Stanley’s valuation analyses was shared with the Independent Committee on December 3, 2013 (the “Preliminary Presentation”) and is filed as an exhibit to the Schedule 13E-3. The Preliminary Presentation consisted of various summary data and analyses that Morgan Stanley utilized in formulating its preliminary perspective on the valuation of the Common Shares and the BPY Units. The Preliminary Presentation did not present any findings, make any recommendations or constitute an opinion of Morgan Stanley in any respect. The financial analyses in the Preliminary Presentation were substantially similar to those in the Valuations, subject to refinement and updates. In addition, the procedures followed by Morgan Stanley in preparing the analyses in the Preliminary Presentation were substantially similar to the procedures used by Morgan Stanley to prepare the corresponding analyses in the Valuations except that the Valuations used updated market information and updated financial and forecast information provided by BPO management and BPY management, and the valuation of the BPY Units in the Valuations assumed that the Offer would result in the Offerors acquiring 100% of the Common Shares not already owned by the Offerors, while the Preliminary Presentation valued the BPY Units both on a stand-alone basis and also assuming that the Offer would result in the Offerors acquiring 100% of the Common Shares not already owned by the Offerors. Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Preliminary Presentation and the Valuations, respectively, in addition to other factors that Morgan Stanley considered relevant, the estimated market value of the Common Shares as of December 3, 2013 was in the range of $18.00 per Common Share to $21.00 per Common Share (compared to the range of $18.50 per Common Share to $21.00 per Common Share as of December 19, 2013 as set forth in the Valuations), and the estimated market value of the BPY Units as of December 3, 2013 was in the range of $19.00 per BPO Unit to $22.00 per BPO Unit (which was the same range of estimated market values per BPY Unit as of December 19, 2013 as set forth in the Valuations). This summary of the Preliminary Presentation is qualified in its entirety by reference to a copy of the Preliminary Presentation attached as an exhibit to the Schedule 13E-3.

A draft of the Valuations dated December 18, 2013 was shared with the Independent Committee and BPY on December 18, 2013 (the “Draft Valuations”) and is filed as an exhibit to the Schedule 13E-3. The Draft Valuations did not present any findings, make any recommendations or constitute an opinion of Morgan Stanley in any respect. The financial analyses, methodologies and assumptions used in the Valuations were substantially similar to those used in the Draft Valuations, subject to refinement and updates in the descriptions of certain of the properties and assets owned by the Offerors and the Company that were provided by the management of the Offerors and reflected in the Valuations. In addition, the Valuations took into account the $1.00 per Common Share increase in the cash portion of the Offered Consideration that BPY agreed to make on December 19, 2013 which was not reflected in the Draft Valuations. The estimated range of market values of the Common Shares was the same in the Draft Valuations as it was in the Valuations, and the estimated range of market values of the BPY Units was the same in the Draft Valuations as it was in the Valuations. This summary of the Draft Valuations is qualified in its entirety by reference to a copy of the Draft Valuations attached as an exhibit to the Schedule 13E-3.

Fairness Opinion

At the meeting of the Independent Committee on February 9, 2014, Morgan Stanley rendered its opinion to the Independent Committee to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration to be received by the holders of Common Shares, taken in the aggregate, in the Offer was fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates.

The full text of Morgan Stanley’s written opinion, dated February 9, 2014, is attached as Appendix “C” to this Circular. Shareholders are urged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Independent Committee and addresses only the fairness of the Offered Consideration to be received by the holders of Common Shares, taken in the aggregate, in the Offer as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspects of the Offer, including the prices at which Common Shares or BPY Units will trade at any time, and did not constitute a recommendation to any Shareholder as to whether such Shareholder should tender or to take any other action with respect to the Offer, including whether to elect BPY Units, cash or Exchange LP Units.

In connection with its opinion, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described herein, without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

•                  a draft dated February 7, 2014 of the Offerors’ Circular and Amendment No. 3 to BPY’s Registration Statement on Form F-4, and a draft dated February 9, 2014 of this Circular;

•                  interim reports, including the comparative unaudited financial statements and earnings releases, of BPO for the three and six months ended June 30, 2013 and the three and nine months September 30, 2013, and the three and twelve months ended December 31, 2013;

•                  annual reports, comparative audited annual financial statements, management’s discussion and analysis, annual information forms and management information circulars of BPO for the fiscal years ended December 31, 2012, 2011 and 2010;

•                  annual report on Form 20-F of BPY dated April 30, 2013 including the accompanying financial statements;

•                  interim reports, including the comparative unaudited financial statements and earnings releases, of BPY for the three and six months ended June 30, 2013 and the three and nine months ended September 30, 2013, and the three and twelve months ended December 31, 2013;

•                  quarterly supplemental reports for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013 for BPY and BPO, as well as a review of quarterly earnings call transcripts for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013;

•                  press releases, material change reports and other regulatory filings made by BPO and BPY during the past three years;

•                  management-prepared operating and financial projections for BPO and BPY;

•                  various BPY investor presentations including a September 2013 Investor Presentation regarding the Offer; a November 2013 Investor Presentation regarding BPY’s investment in GGP; and monthly corporate profiles from September to December 2013;

•                  publicly available information regarding GGP, Rouse Properties, Inc. (“RSE”), the Canary Wharf Group plc, affiliates of BPO and BPY such as Brookfield Asset Management, Brookfield Canada Office Properties, Brookfield Prime Property Fund, Brookfield Renewable Energy Partners L.P, and Brookfield Infrastructure Partners L.P., and certain other funds in which BPY has investments;

•                  review of due diligence files contained in a data room prepared by each of BPO and BPY, including such items as internal business plans, International Finance Reporting Standards (IFRS) valuations, asset, tenant, leasing, development and redevelopment project information, fund investor reports, asset appraisals, investment committee memos, tax disclosure, and debt, preferred stock, capital securities, and equity details, including shares, units, unit equivalents, and options outstanding;

•                  discussions with management of each of BPO and BPY regarding the primary assets, operations, and businesses of each of BPO and BPY, and other issues deemed relevant by Morgan Stanley;

•                  due diligence sessions and calls with senior management of each of BPO and BPY;

•                  meetings and discussions with the Independent Committee in connection with the Offer;

•                  discussions with legal counsel to the Independent Committee;

•                  various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding BPO and BPY, the commercial real estate and office and mall property industries, and other public companies, as Morgan Stanley deemed relevant;

•                  public information relating to the business, operations, financial performance and stock trading history of each of BPO and BPY, and other selected public companies, as Morgan Stanley considered relevant;

•                  public information with respect to certain other transactions of a comparable nature, as Morgan Stanley considered relevant;

•                  certificates addressed to Morgan Stanley, dated as of the date hereof, from two senior officers of each of BPO and Brookfield Property Group LLC, a manager of BPY, as to the completeness and accuracy of the information provided to Morgan Stanley by BPO and BPY, respectively; and

•                  such other corporate, industry, and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances.

With the Independent Committee’s acknowledgement and agreement, Morgan Stanley relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley. Morgan Stanley’s opinion was conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, Morgan Stanley did not attempt to verify independently the accuracy, completeness of fair presentation of any of the Information. Morgan Stanley did not meet separately with the independent auditors of BPO or BPY in connection with preparing its opinion, and, with the Independent Committee’s permission, it assumed the accuracy and fair presentation of, and relied upon, BPO’s and BPY’s audited financial statements and the reports of the auditors thereon and BPO’s and BPY’s interim unaudited financial statements. With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty. Morgan Stanley assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO or BPY, as applicable, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively. In addition, Morgan Stanley assumed that the Offer will be consummated in accordance with the terms set forth in the Offerors’ Circular without any waiver, amendment or delay of any terms or conditions. In preparing its opinion, Morgan Stanley made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Offerors’ Circular and this Circular will be distributed to the securityholders of BPO entitled to receive them in accordance with the applicable laws, the disclosure in the Offerors’ Circular and this Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and the BPY Units to be distributed to holders of Common Shares as consideration under the Offer will be freely tradeable by such holders substantially concurrently with the acquisition of the Common Shares by BPY pursuant to the Offer. Morgan Stanley is not a legal, tax or accounting expert, and Morgan Stanley expressed no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for the purposes of the Independent Committee. Morgan Stanley relied upon, without independent verification, the assessment of the Independent Committee and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of BPO’s officers, directors or employees, or any class of such persons, relative to the Offered Consideration to be received by the holders of shares of Common Shares in the Offer. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of BPO or BPY (other than the Valuations), nor has it been furnished with any such valuations or appraisals that it relied upon for purposes of its opinion. In its analysis in connection with the preparation of its opinion, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters as in effect on the date hereof, many of which are beyond the control of Morgan Stanley, BPO or BPY. Morgan Stanley’s opinion was rendered as of February 9, 2014 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the information provided to Morgan Stanley. Any changes therein may affect its opinion and, although Morgan Stanley reserves the right to change or withdraw its opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update its opinion after such date.

Morgan Stanley was not, to the best of its knowledge, denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of its opinion, including with respect to GGP, RSE, and certain private funds. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of its opinion.

In preparing its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Common Shares or other securities of BPO, or any business combination or other extraordinary transaction involving BPO, nor did Morgan Stanley negotiate with any party in connection with any such transaction involving BPO. Morgan Stanley’s opinion was not intended to be, and does not constitute, a recommendation that any holders of Common Shares tender their Common Shares pursuant to or take any other action in connection with the Offer. In addition, Morgan Stanley’s opinion does not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to BPO.

In preparing its opinion, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the Common Shares not already owned by the Offerors.

Morgan Stanley’s opinion is conditional upon all of Morgan Stanley’s assumptions being correct and there being no “misrepresentation” in any Information.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its opinion to the Independent Committee. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. This summary is qualified in its entirety by reference to a copy of the presentation of Morgan Stanley to the Independent Committee, dated February 9, 2014, attached as an exhibit to the Schedule 13E-3. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 5, 2014, and is not necessarily indicative of current market conditions, and the various analyses summarized below were based on closing prices for the Common Shares and BPY Units as of February 5, 2014.

BPO VALUATION

Net Asset Value Analysis

The NAV methodology ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case based on the unique characteristics of each asset. The sum of total assets less total liabilities yields the NAV. As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPO’s NAV analysis, Morgan Stanley relied on financial projections as prepared by BPO management.

The key components of BPO’s NAV are as follows:

•                  Operating real estate

•                  Redevelopment and development projects

•                  Real estate funds / asset management business

•                  Services business

•                  Cash and net other assets

•                  Debt, mark-to-market on debt, capital securities, and preferred stock

Operating Real Estate

Operating real estate includes office assets located in the U.S., Canada, Australia, and the U.K.  Based on each asset’s profile, Morgan Stanley applied either a range of select nominal capitalization rates to 2014 net operating income as estimated by BPO management, or employed a discounted cash flow (“DCF”) approach. In this approach, unlevered cash flows over a specific forecast period are discounted at a specific rate to determine the present value of the unlevered cash flows. The present value of a terminal value, representing the value of cash flows beyond the end of the forecast period, is added to arrive at a total aggregate value. For assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley determined the terminal value by applying a reversionary cap rate to the year following the end of the forecast period’s net operating income.

For those assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley relied upon the unlevered cash flow projections prepared by BPO management. In determining the length of each asset’s forecast period, Morgan Stanley took into account such factors as the asset’s expected occupancy, anticipated tenant turnover and re-leasing expectations as provided by BPO management, and the timing of certain redevelopment projects, resulting in a weighted average hold period of 6.3 years. For each market, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley’s review of discount rates and reversionary cap rates used by BPO management in its quarterly IFRS valuations. In certain cases, Morgan Stanley made adjustments to the resulting range of market discount rates and reversionary capitalization rates to reflect each asset’s unique characteristics, the length of the DCF period, and Morgan Stanley’s knowledge of current real estate pricing parameters. As a result, the range of market discount rates ranged from a weighted average of 7.4% to a weighted average of 7.9% and the range of market reversionary cap rates ranged from a weighted average of 5.9% to a weighted average 6.3%. Morgan Stanley then made adjustments to each asset’s resulting gross asset value to reflect BPO’s proportionate ownership in each asset, net of non-controlling interests.

For those assets with respect to which Morgan Stanley applied a range of nominal capitalization rates to 2014 estimated net operating income, Morgan Stanley selected a range of nominal capitalization rates for each market based on third-party data providers and select precedent transactions. In certain cases, Morgan Stanley made adjustments to the resulting range of market capitalization rates to reflect each asset’s unique characteristics and Morgan Stanley’s knowledge of current real estate pricing parameters. As a result, the range of market nominal capitalization rates Morgan Stanley applied to 2014 estimated net operating income ranged from a weighted average of 5.5% to a weighted average of 5.9%. Morgan Stanley then made adjustments to each asset’s resulting gross asset value to reflect BPO’s proportionate ownership in each asset, net of non-controlling interests.

As a result of these approaches, this analysis implied a valuation range for the operating real estate of approximately $22,281 million to $23,985 million.

Development and Redevelopment Projects

BPO’s development and redevelopment assets include the 450 West 33rd Street property undergoing redevelopment, the Manhattan West parcel adjacent to 450 West 33rd Street, Bay Adelaide East in Toronto, Brookfield Place East in Calgary, Brookfield Place South in Perth, and other development assets and land held for development in the U.S., Canada, Australia and the U.K. In its evaluation of the development and redevelopment assets, Morgan Stanley considered the residual land value approach, the DCF approach, the cost basis approach, and also comparable land valuation metrics, as appropriate. Morgan Stanley also reviewed BPO’s fourth-quarter 2013 IFRS values for these projects. As a result of these approaches, this analysis implied a valuation range for the development and redevelopment projects of approximately $1,781 million to $2,151 million.

Real Estate Funds / Asset Management Business

BPO has three funds with institutional investors that invest in office assets across specific geographies. The Canadian Fund, formed in 2005, owns Canadian office buildings that were acquired as part of BPO’s acquisitions of O&Y Properties Corporation and of the assets and liabilities of O&Y Real Estate Investment Trust. The U.S. Office Fund, formed in October 2006, owns U.S. office buildings that were acquired as part of BPO’s acquisitions of Trizec Properties, Inc. and Trizec Canada Inc. The DTLA Fund, formed in October 2013, consists of assets acquired as part of BPO’s acquisition of MPG Office Trust, Inc. (“MPG”), as well as other downtown Los Angeles assets previously owned by BPO that were contributed to the DTLA Fund at the time of the MPG acquisition. These funds are all managed by BPO, which receives asset management fees, transaction-related fees for development, redevelopment, and leasing activities, and incentive fees. BPO also owns assets in property level joint-ventures, and receives similar fees on those assets. Morgan Stanley has valued these asset management-related fees by applying a 50% margin to 2014 fees as estimated by BPO management. Morgan Stanley then applied a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research. As a result, this analysis implied a valuation range for the real estate funds / asset management business of approximately $158 million to $203 million.

Services Business

BPO has an approximate 22% interest in the Management Entity, which collectively owns BJCC, BJCA, BRSL and the Middle East Business, all of which are facilities management businesses. Morgan Stanley has valued these businesses by applying a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research to 2014 EBITDA as estimated by BPO management. Morgan Stanley used a foreign exchange rate of 1.1093 CAD$ to 1 USD in its valuation of BPO’s Service Business. As a result, this analysis implied a valuation range for the services business of approximately $61 million to $79 million.

Cash and Net Other Assets

Morgan Stanley included BPO’s proportionate share of cash, net of non-controlling interests, as stated in BPO’s fourth-quarter 2013 financial statements. Morgan Stanley also included BPO’s proportionate share of accounts receivable and other assets, restricted cash, deposits, accounts payable, and accrued liabilities, net of non-controlling interests, as stated in BPO’s fourth-quarter 2013 financial statements. As a result, Morgan Stanley determined cash and net other assets to be approximately $273 million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

BPO’s proportionate share of total debt outstanding is $12,810 million as of December 31, 2013. Based upon materials prepared by BPO and reviewed by Morgan Stanley, the mark-to-market on BPO’s debt is estimated to be approximately $272 million and the mark-to-market on BPO’s hedges is estimated to be approximately $57 million.

BPO has four series of capital securities outstanding totaling $628 million. BPO has preferred securities outstanding totaling $1,701 million, of which $1,657 million represents BPO’s outstanding securities as of December 31, 2013 and $44 million represents BPO’s proportionate share of MPG’s preferred securities and accrued preferred dividends resulting from the MPG acquisition. As a result, Morgan Stanley determined the aggregate of debt, capital securities, preferred equity and mark-to-market of select securities to be approximately $15,468 million.

Total Shares Outstanding

As of December 31, 2013, 527,083,309 Common Shares were issued and outstanding on a fully diluted gross basis including options determined to be in-the-money as of February 5, 2014 (510,967,032 on a net basis).

Net Asset Value — Conclusion

Based on the foregoing, and by subtracting the sum of BPO’s total liabilities from the sum of its total assets, this analysis implied a valuation range per Common Share of approximately $17.78 to $21.96.

Comparable Companies Analysis

Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

U.S.

•                  Boston Properties, Inc.

•                  Douglas Emmett, Inc.

•                  Empire State Realty Trust, Inc.

•                  Forest City Enterprises, Inc.

•                  Kilroy Realty Corp.

•                  SL Green Realty Corp.

•                  Vornado Realty Trust

Canada

•                  Dundee Real Estate Investment Trust

Australia

•                  Commonwealth Property Office Fund

•                  DEXUS Property Group

•                  Investa Office Fund

While Morgan Stanley did not consider any of the companies reviewed to be identical to BPO, Morgan Stanley believed that they shared similar business characteristics to those of BPO and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered funds from operations (“FFO”) multiples for 2014E and premium / discount to Green Street Advisors’ net asset value for select U.S. real estate companies to be the most appropriate trading metrics for BPO. As summarized below, Morgan Stanley selected the following multiple ranges for BPO. These ranges reflect the ranges of select U.S. real estate companies adjusted for observed historical discounts BPO has traded at relative to these companies.

Implied BPO Valuation — Comparable Companies

	2014E P / FFO	Premium / Discount to NAV
Selected Range of Multiples
Low	13.9x	(23.5)%
High	17.5x	(8.2)%

Based on the foregoing, this analysis implied a valuation range per Common Share of approximately $13.86 to $18.36.

Precedent Transactions Analysis

Morgan Stanley reviewed the purchase prices paid in select precedent transactions involving office companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed 17 publicly announced transactions involving companies in the office real estate sector with a value of greater than $150 million. Morgan Stanley also reviewed the purchase prices paid in select precedent transactions involving minority buyouts of Canadian companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed four publicly announced transactions involving minority buyouts of Canadian companies.

For both sets of transactions, Morgan Stanley reviewed the premiums paid to the target companies’ unaffected stock prices (defined as the average ten day stock price five days prior to the earliest date of the deal announcement, announcement of a competing bid or market rumors in certain transactions, as appropriate) for the selected precedent transactions. The overall observed bottom quartile and top quartile unaffected stock price premiums paid in such selected transactions were 10.0% and 20.8%, respectively.

	# of	Selected Range		BPO Unaffected
	Transactions	25% Quartile	75% Quartile	Share Price
Premium / (Discount) to Unaffected Price	21	10.0%	20.8%	$16.74

Based on the foregoing, this analysis implied a valuation range per Common Share of approximately $18.42 to $20.23.

Dividend Discount Model Analysis

Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPO management. In this approach, dividend projections are discounted at a specific rate to determine the present value of the dividend stream. The present value of a terminal value, representing the value of dividends beyond the end of the forecast period, is added to arrive at a total equity value. Morgan Stanley also analyzed dividend payout ratios based on four-year FFO and adjusted FFO projections as provided by BPO management.

Morgan Stanley calculated a range of terminal values by applying a range of FFO multiples to the fifth year’s estimated FFO as provided by BPO management. An FFO multiple range of 13.9x to 17.5x was selected based on Morgan Stanley’s professional judgment, which included an analysis of the FFO multiples of other comparable companies. Morgan Stanley then discounted the resulting terminal value, along with the dividends over the four-year forecast period, to present value using equity discount rates ranging from 8.2% to 9.2%. These equity discount rates were the result of a capital asset pricing model (“CAPM”) approach, which generates a cost of equity by adding a risk-free rate of return to a premium that represents the financial and non-diversifiable business risk of a stock.

Based on the foregoing, this analysis implied a valuation range per Common Share of approximately $16.02 to $20.31.

Valuation Reference Points

Morgan Stanley also reviewed and took into consideration other valuation reference points in its evaluation of the Common Shares.

Historical Trading Analysis

Morgan Stanley reviewed historical trading prices and volumes for the Common Shares on both the NYSE and the TSX for the last twelve months ended September 27, 2013, or the last trading day immediately prior to BPY’s announcement of the Offer. Morgan Stanley aggregated the trading volumes on both the NYSE and the TSX. Cumulative pre-offer trading volume over the last twelve months on both the NYSE and the TSX was 591 million shares, representing 231% of the public float. Morgan Stanley also examined the volume weighted average price (“VWAP”) over this time period, aggregated over both exchanges. Over the last twelve months ended September 27, 2013, the VWAP was $16.79, and over the last 30-trading days ended September 27, 2013, the VWAP was $16.44. As of February 5, 2014, the trading price of the Common Shares was $18.40 on the NYSE.

Research Analyst Price Targets and NAV Estimates

Morgan Stanley reviewed public market trading price targets for the Common Shares prepared and published by 14 available equity research analysts. Morgan Stanley also reviewed the consensus price target for the Common Shares as determined by Bloomberg. Equity research analyst price targets reflect each analyst’s estimate of the future public market trading price of the Common Shares at the time the price target is published.

Additionally, Morgan Stanley reviewed NAV estimates for BPO prepared and published by six available equity research analysts. Morgan Stanley also reviewed the consensus NAV estimate as determined by SNL Financial LC.

Morgan Stanley specifically reviewed these price targets and NAV estimates immediately prior to and following BPY’s announcement of the Initial Offer on September 30, 2013. For the date immediately prior to BPY’s announcement of the Initial Offer, Morgan Stanley used September 27, 2013, and for the dates following BPY’s announcement of the increased

Offer, Morgan Stanley used December 19, 2013 (which reflects the day prior to BPY announcing the increase in the cash portion of the consideration to be offered in the Offer to $20.34 per Common Share) and February 5, 2014.

BPO Research Views

	Before Offer (September 13, 2013)	Before Revised Offer (December 19, 2013)	Current (February 5, 2014)
Price Targets
Min	$15.00	$18.00	$18.00
Max	$20.00	$21.50	$21.00
Consensus	$17.85	$19.79	$19.83
NAV Estimates
Min	$18.30	$19.10	$19.40
Max	$22.00	$22.00	$23.00
Consensus	$20.04	$20.36	$20.67

IFRS Valuation

Morgan Stanley reviewed and considered BPO’s fourth-quarter 2013 IFRS NAV of $21.06 per Common Share.

BPY VALUATION

In preparing its opinion, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the Common Shares not already owned by the Offerors.

Net Asset Value Analysis

As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPY’s NAV analysis (which assumes the acquisition of 100% of the Common Shares not already owned by the Offerors), Morgan Stanley relied on financial projections as prepared by both BPY and BPO management.

The key components of BPY’s NAV are as follows:

•                  GGP common shares (the “GGP Shares”)

•                  GGP common share warrants (the “GGP Warrants”)

•                  RSE common shares (the “RSE Shares”)

•                  Equity interest in CWG

•                  Operating real estate assets, including BPO’s operating real estate assets

•                  Development and redevelopment projects, including BPO’s development and redevelopment projects

•                  Limited partnership interests in real estate funds

•                  BPO real estate asset management and services business

•                  Cash and net other assets

•                  Debt, mark-to-market on debt, capital securities, and preferred stock

GGP Shares

BPY owns 255,356,037 GGP Shares. GGP is a publicly-traded real estate investment trust (“REIT”) that owns 120 retail properties in the U.S. comprising approximately 125 million square feet of gross leasable area. Morgan Stanley reviewed a number of factors in its evaluation of the GGP Shares, including but not limited to:

•                  Trading multiples of GGP relative to those of select publicly traded U.S. mall REITs;

•                  Valuation reference points such as:

The trading price and volume of the GGP Shares;

Liquidity of the GGP Shares;

Recent transactions on the part of institutional investors involving the GGP Shares;

BPY’s IFRS valuation of the GGP Shares of $23.67 per share, which reflects BPY’s IFRS NAV value as of December 31, 2013, which includes approximately $302 million of goodwill as estimated by BPY management related to BPY’s purchase of the GGP Shares;

An adjusted IFRS valuation of the GGP Shares of $22.49 per share, which excludes approximately $302 million of goodwill as estimated by BPY management related to BPY’s purchase of the GGP Shares;

A review of GGP equity research, including seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research; and

•                  Morgan Stanley also considered:

BPY’s representation on GGP’s board of directors, with three representatives of BPY serving as directors (including the Chairman of GGP’s board of directors, J. Bruce Flatt) out of a total of nine directors on GGP’s board of directors; and

The relative size of BPY’s equity interest in GGP, which at 32% on a fully diluted basis makes BPY the largest shareholder of GGP.

Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following real estate companies:

•                  The Macerich Company

•                  Simon Property Group, Inc.

•                  Taubman Centers, Inc.

While Morgan Stanley did not consider any of the companies reviewed to be identical to GGP, Morgan Stanley believed that they shared similar business characteristics to those of GGP and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered the FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium / discount to Green Street Advisors’ net asset value to be the most appropriate trading metrics for GGP. As summarized below, Morgan Stanley selected the following multiple ranges for GGP.

Implied GGP Valuation — Comparable Companies

	2014 P / FFO	Implied Cap Rate	Premium / Discount to NAV
Selected Range of Multiples
Low	15.9x	5.8%	(10.5)%
High	17.4x	5.6%	(4.7)%

Implied GGP Valuation — Comparable Companies

	2014 P / FFO	Implied Cap Rate	Premium / Discount to NAV
Imputed Share Price
Low	$22.11	$20.26	$20.58
High	$24.21	$21.87	$21.92

Based on the foregoing, this analysis implied a valuation range per GGP Share of approximately $20.26 to $24.21.

Morgan Stanley also reviewed historical trading prices and volumes for the GGP Shares on the NYSE for the last twelve months ended February 5, 2014. Over the last twelve months, the trading range for the GGP Shares was $18.63 per GGP Share to $23.33 per GGP Share and over the last 30 days, the trading range was $19.38 per GGP Share to $20.79 per GGP Share. Cumulative trading volume over the last twelve months was 1,147 million shares, representing 193% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $20.56 and over the last 30-trading days, the VWAP was $20.17. As of February 5, 2014, the trading price of the GGP Shares was $20.17.

Morgan Stanley reviewed seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research analysts.  Morgan Stanley also reviewed the consensus price target as determined by Bloomberg and the consensus NAV estimate as determined by SNL Financial LC:

GGP Research Views

$	Price Target	NAV
Min	$21.00	$21.75
Max	$25.00	$27.23
Consensus	$22.83	$23.85

Given that GGP Shares are highly liquid, Morgan Stanley relied primarily on the market trading value for the GGP Shares. Morgan Stanley also considered applying a control premium to the GGP Shares to reflect BPY’s influence given its representation on GGP’s board and position as GGP’s largest shareholder. Based on GGP’s market trading value as of February 5, 2014 and by applying a representative control premium of 10% to this market trading value, this analysis implied a valuation range per GGP Share of approximately $20.17 to $22.19, or adjusted for the 255,356,037 GGP Shares that BPY owns, approximately $5,151 million to $5,666 million in total value.

GGP Warrants

BPY is the owner of 59.4 million GGP Warrants which convert into GGP Shares at a 1 to 1.1509 ratio, 43.0 million of which have a common-share strike price of $9.3419 and 16.4 million of which have a common-share strike price of $9.1247. BPY acquired these warrants as a result of a series of transactions ranging from its original recapitalization of GGP in November 2010 to its purchase of GGP Warrants from its consortium partners in November 2013.

In valuing the GGP Warrants, Morgan Stanley relied primarily on the Black-Scholes option pricing model and valuation reference points such as recent GGP Warrant transactions on the part of institutional investors. The Black-Scholes model is an approach for valuing derivative instruments based on various inputs such as stock price, strike price, risk-free rate, and assumptions regarding the expected future volatility of the GGP Shares and the term of the derivative instrument.

In valuing the GGP Warrants using the Black-Scholes option pricing model, Morgan Stanley relied on the following inputs and assumptions:

•                  $20.17 stock price (as of February 5, 2014)

•                  $9.3419 and $9.1247 strike prices (for the two tranches of GGP Warrants)

•                  1.12% risk-free rate

•                  15% - 50% volatility levels for the expected future volatility of the GGP Shares

•                  3.7611 year term

•                  1.1509 GGP Shares per GGP Warrant (February 5, 2014 conversion rate)

•                  Zero dividends due to a dividend protection provision

•                  Zero borrow costs and no transfer restrictions

Morgan Stanley also considered the implied pricing of recent GGP Warrant transactions on the part of institutional investors. As a result, this analysis implied a theoretical value of the GGP Warrants held by BPY to be in the range of approximately $771 million to $863 million.

RSE Shares

BPY owns 19,387,624 RSE Shares. RSE is a publicly-traded REIT that owns 34 malls encompassing 23.4 million square feet.  Morgan Stanley reviewed a number of factors in its evaluation of the RSE Shares, including but not limited to:

•                  Trading multiples of RSE relative to those of select publicly traded U.S. mall REITs;

•                  Valuation reference points such as:

The trading price and volume of the RSE Shares;

Liquidity of the RSE Shares;

Recent transactions on the part of institutional investors involving the RSE Shares;

BPY’s IFRS valuation of the RSE Shares of $20.58 per share, which reflects BPY’s IFRS NAV value as of December 31, 2013;

A review of RSE equity research, including a NAV estimate as prepared and published by one available equity research analyst; and

•                  Morgan Stanley also considered:

BPY’s representation on RSE’s board of directors, with three representatives of BPY serving as directors (including the Chairman of RSE’s board of directors, Richard Clark) out of a total of eight directors on RSE’s board of directors; and

The relative size of BPY’s equity interest in RSE, which at 39% on a fully diluted basis makes BPY the largest shareholder of RSE.

Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

•                  CBL & Associates Properties, Inc.

•                  Glimcher Realty Trust

•                  Pennsylvania Real Estate Investment Trust

While Morgan Stanley did not consider any of the companies reviewed to be identical to RSE, Morgan Stanley believed that they shared similar business characteristics to those of RSE and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered the FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium / discount to Green Street Advisors’ net asset value to be the most appropriate trading metrics for RSE. As summarized below, Morgan Stanley selected the following multiple ranges for RSE:

Implied RSE Valuation — Comparable Companies

	2014 P / FFO	Implied Cap Rate	Premium / Discount to NAV
Selected Range of Multiples
Low	7.4x	8.2%	(37.9)%
High	9.2x	7.2%	(35.2)%
Imputed Share Price
Low	$12.40	$17.70	$10.71
High	$15.31	$24.17	$11.18

Based on the foregoing, this analysis implied a valuation range per RSE Share of approximately $10.71 to $24.17.

Morgan Stanley also reviewed historical trading prices and volumes for the RSE Shares on the NYSE for the last twelve months ended February 5, 2014.  Over the last twelve months, the trading range for the RSE Shares was $15.88 per RSE Share to $25.26 per RSE Shares and over the last 30-trading days, the trading range was $16.33 per RSE Share to $22.39 per RSE Share. Cumulative trading volume over the last twelve months was 60 million shares, representing 159% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $19.40 and over the last 30-trading days, the VWAP was $19.14. As of February 5, 2014, the trading price of the RSE Shares was $16.49.

Given the liquidity of the RSE Shares, Morgan Stanley relied primarily on the market trading value for the RSE Shares. Morgan Stanley also considered applying a control premium to the RSE Shares to reflect BPY’s influence given its representation on RSE’s board and position as RSE’s largest shareholder. Based on RSE’s market trading value as of February 5, 2014 and by applying a representative control premium of 10% to this market trading value, this analysis implied a valuation range per RSE Share of approximately $16.49 to $18.14, or adjusted for the 19,387,624 RSE Shares that BPY owns, approximately $320 million to $352 million in total value.

Equity Interest in CWG

BPY owns an approximate 22% equity interest in CWG, a private real estate company in the U.K. which owns 18 completed properties and a development pipeline and land bank within the Canary Wharf Estate and within Central London.  CWG also derives income from managing the entire Canary Wharf Estate. CWG is 69% owned by Songbird Estates plc (“Songbird”), a publicly-traded entity whose sole asset is its equity interest in CWG. Morgan Stanley used a foreign exchange rate of 0.6135 GBP to 1 USD in in its valuation of BPY’s equity interest in CWG.

In its evaluation of BPY’s equity interest in CWG, Morgan Stanley relied primarily on two methodologies: the comparable trading approach and an adjusted NNAV approach. Morgan Stanley also considered CWG’s reported European Public Real Estate Association (“EPRA”) NNNAV and valuation reference points, such as Songbird’s trading price, its public market trading price targets and NAV estimates prepared and published by three available equity research analysts, and BPY’s IFRS NAV value of its CWG stake of $1,027 million as of December 31, 2013.

In terms of NAVs relevant to Morgan Stanley’s analysis of CWG, EPRA NAV may be considered a “going-concern” NAV that takes into account properties and other investment interests at fair market value and excludes liabilities that are not expected to crystallize in normal circumstances, assuming CWG intends to hold its properties over the long term. Excluded liabilities in EPRA NAV generally include, but are not limited to, deferred tax liabilities and the mark-to-market on debt and hedging financial instruments. Based on Morgan Stanley’s experience, public market investors in the U.K. and Continental Europe tend to consider EPRA NAV the most important measure of value. EPRA NNNAV takes into account deferred tax liabilities and the mark-to-market on fixed rate debt and hedging financial instruments, as opposed to EPRA NAV.

In the case of CWG, Morgan Stanley determined that premium / discount to reported EPRA NAV was the most relevant trading metric because of CWG’s large development pipeline and land bank, making traditional income-based trading metrics less applicable. Morgan Stanley analyzed this metric in the context of two U.K. publicly-traded companies,

British Land Company plc (“BLND”) and Land Securities Group plc (“LAND”), which Morgan Stanley believes are representative of highly liquid U.K. listed real estate stocks. As of February 5, 2014, BLND and LAND traded at 5.3% and 8.8% premiums as compared to their June 2013 EPRA NAVs, respectively. Applying these premiums to CWG’s reported June 2013 EPRA NAV implied a valuation range per CWG share of approximately $7.66 to $7.91 per CWG share or adjusted for BPY’s 22% equity interest in CWG, approximately $1,077 million to $1,112 million.

Morgan Stanley also performed an adjusted NNAV analysis, which is similar to an EPRA NAV analysis although it takes into account the full mark-to-market on the fixed rate notes, floating rate notes and the swaps of CWG’s securitization. Morgan Stanley estimated CWG’s adjusted NNAV per share to be approximately $6.13 to $7.67, or adjusted for BPY’s 22% equity interest in CWG, approximately $863 million to $1,079 million in total value. This analysis reflects adjustments to CWG’s June 2013 NAV for rental growth, cap rate compression, the development pipeline, a mark-to-market of debt, among other items, and a potential illiquidity discount related to BPY’s position as a minority shareholder in a controlled private entity.

As a result of these approaches, this analysis implied a valuation range for BPY’s interest in CWG of approximately $863 million to $1,112 million.

Operating Real Estate Assets (Including BPO’s Operating Real Estate Assets)

BPY is the direct owner of: four office assets in Australia; five office assets in New Zealand through the Multiplex New Zealand Property Fund; and one office asset in the U.K.  BPY is also in the process of finalizing the recapitalization of Deutsche Interhotel AG (“Interhotel”), a European hotel portfolio of ten hotels and one retail asset in which BPY currently holds a mezzanine position.

Morgan Stanley primarily relied on a DCF approach in valuing BPY’s operating real estate. Morgan Stanley used unlevered cash flow projections prepared by BPY management and in most instances, assumed a ten-year hold period. For each asset, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley’s review of discount rates and reversionary cap rates used by BPY management in its quarterly IFRS valuations. As a result, the range of discount rates ranged from a weighted average of 7.2% to a weighted average of 7.7% and the range of reversionary cap rates ranged from a weighted average of 6.2% to a weighted average of 6.6%.  Morgan Stanley valued the Interhotel portfolio at BPY’s acquisition price.

As a result of these approaches, and inclusive of the value of BPO’s operating real estate described previously in this document, this analysis implied a valuation range for the operating real estate of approximately $23,757 million to $25,555 million.

Development and Redevelopment Projects (Including BPO’s Development and Redevelopment Projects)

BPY owns Giroflex, an office and retail development in Brazil. Morgan Stanley reviewed the cash projections and underlying assumptions involved in BPY management’s quarterly IFRS valuation of Giroflex and concluded that these were reasonable. Based upon this, and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the value of BPY’s Giroflex development project to be in a range of approximately $155 million to $172 million. Morgan Stanley used a foreign exchange rates of 2.4105 R$ to 1 USD in its valuation of BPY’s Giroflex development project.

As a result of this approach, and inclusive of the value of BPO’s development and redevelopment projects described previously, this analysis implied a valuation range for the development and redevelopment projects of approximately $1,936 million to $2,322 million.

Limited Partnership Interests in Real Estate Funds

BPY is a limited partner in ten real estate funds, which consist of four opportunity funds, three real estate finance funds and three sector-specific real estate funds. Brookfield Property Partners Limited, the general partner of BPY, is also the general partner of these funds. BPY’s share of the limited partnership interests ranges from 12% to 55% for each fund.

In its evaluation of BPY’s limited partnership interests, Morgan Stanley considered BPY management’s quarterly IFRS values and estimates of capital invested to-date as provided by BPY management. Morgan Stanley also reviewed quarterly investor fund reports and, where available, investment committee memos and asset appraisals for select investments within the funds. Finally, Morgan Stanley also took into account recent fund investments that were in process following the close of the fourth-quarter of 2013 such as BSREP’s announced preferred equity investment in China Xintiandi (“CXTD”), which owns Shui On Land’s portfolio of office and retail assets in Shanghai, and the acquisition of the second tranche of Inmobiliaria Colonial debt. As a result of these approaches and other factors that Morgan Stanley considered relevant, this analysis implied a valuation range for the limited partnership interests in real estate funds of approximately $1,254 million to $1,572 million.

BPO Real Estate Asset Management and Services Business

As described previously, Morgan Stanley determined the value of the fees BPO receives from its real estate asset management function to be in the range of approximately $158 million to $203 million. Morgan Stanley also determined the value of BPO’s Services Business to be in the range of approximately $61 million to $79 million.

Cash and Net Other Assets

BPY management provided Morgan Stanley with a breakdown of balance sheet items by business segment shown at BPY’s proportionate ownership of each asset and liability. Cash at the BPY Corporate, U.K. Office, and BPY’s Australian segments were included in the NAV analysis, as the remaining segments reflected assets that were already accounted for in other parts of Morgan Stanley’s NAV analysis. Similarly, only other assets and other liabilities in the previously mentioned segments were included, and only insofar as they were not reflected elsewhere in Morgan Stanley’s NAV analysis.

Net other assets also included and reflected:

•                  The remaining mezzanine position in the Interhotel portfolio post-recapitalization; and

•                  Required funding for transactions that were in process after the close of fourth-quarter 2013 such as the preferred equity investment in CXTD, the recapitalization of Interhotels, and the debt investment in Inmobiliaria Colonial.

Inclusive of the negative impact of the required funding and the positive impact of recent asset sales, Morgan Stanley determined the aggregate of BPY’s cash and net other assets prior to completion of the Offer to be approximately $(166) million; inclusive of BPO’s balance sheet items as described previously, the aggregate of BPY’s cash and net other assets pro forma for the Offer is approximately $107 million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

BPY’s debt consists of: $123 million of debt tied to its Australian and New Zealand assets; $471 million in debt tied to its U.K. asset; $107 million in debt on Giroflex; $496 million drawn on its corporate credit facility and $220 million in debt that will be assumed as part of the Interhotel recapitalization. Also, as part of BPY’s proposed funding of the Offer, BPY plans to put a new credit facility in place and draw down approximately $1,808 million of debt.

BPY has total capital securities of $1,250 million and total preferred equity of $25 million.  The debt on the U.K. asset is fixed rate, and based upon a current coupon of 6.309% and an estimated market yield of 3.59%, the mark-to-market on the debt is estimated to be $43 million.  As disclosed in its public filings, BPY has foreign exchange hedge liabilities totaling $40 million.

Based upon these securities, and inclusive of the value of BPO’s debt, capital securities, preferred equity, and mark-to-market of select securities described earlier in this document, Morgan Stanley determined the aggregate of BPY’s debt, capital securities, preferred equity and mark-to-market of select securities to be approximately $20,050 million.

Total BPY Units Outstanding

As of December 31, 2013, 540,070,228 BPY Units (and BPY Unit-equivalents) were issued and outstanding on a fully diluted basis. Under the Offer (assuming the Offerors acquire 100% of the Common Shares that they do not already own), BPY will issue 186,230,124 BPY Units (or BPY-Unit equivalents, being the Exchange LP Units) on a fully diluted gross basis accounting for BPO options determined to be in-the-money as of December 31, 2013 (175,466,525 on a net basis). As a result, an aggregate of 715,536,753 BPY Units on a net basis was utilized by Morgan Stanley in its NAV analysis of BPY.

Net Asset Value — Conclusion

Based on the foregoing, and by subtracting the sum of BPY’s total liabilities from the sum of its total assets, this analysis implied a valuation range per BPY Unit (and BPY Unit-equivalent) of approximately $20.02 to $24.85.

DDM Analysis

Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPY management.

Morgan Stanley calculated a range of terminal values by applying a perpetual dividend growth rate ranging from 4.1% to 4.5%. This dividend growth rate is based on our review of the compound annual growth rate as provided by BPY management’s dividend projections.

Morgan Stanley then discounted the resulting terminal value along with the dividends over the four-year forecast period to present value using an equity discount rate ranging from 7.5% to 8.5%.  This equity discount rate was the result of a CAPM approach.

The above analysis yielded an implied equity value per BPY Unit of approximately $22.25 to $32.16.

Valuation Reference Points

Morgan Stanley also reviewed and took into consideration other valuation reference points in its evaluation of the BPY Units.

Historical Trading Analysis

Morgan Stanley reviewed historical trading prices for the BPY Units on the NYSE and the TSX since its spin-off from BAM in April 2013. Trading volume has been 59 million units, representing 168% of the public float, since BPY’s spin-off from BAM.  BPY’s 30-day VWAP is $19.35 per unit, as aggregated across both the NYSE and the TSX. As of February 5, 2014, the trading price of the BPY Units was $18.61 on the NYSE.

IFRS Valuation

Morgan Stanley reviewed and considered BPY’s estimated IFRS valuation of $24.17 per BPY Unit, which was provided by BPY and reflects BPY’s fourth-quarter 2013 IFRS valuation, adjusted for the BPO Offer.

IMPLIED BLENDED VALUE OF THE OFFERED CONSIDERATION

Based on the implied valuation ranges of the BPY Units using the Net Asset Value analysis, DDM analysis, and Historical Trading analysis for the BPY Units summarized above, Morgan Stanley arrived at implied blended valuation ranges of the Offered Consideration. In arriving at the implied blended value of the Offered Consideration, Morgan Stanley assumed that holders of Common Shares, taken in the aggregate, would receive $6.71 in cash (or 33% of $20.34) and 0.67 of a BPY Unit. As a result, Morgan Stanley determined the following implied blended valuation ranges of the Offered Consideration:

•                  Using the Net Asset Value analysis, $20.13 to $23.36, which reflects $6.71 of cash and 0.67 of a BPY Unit based upon an implied valuation range using this analysis of $20.02 to $24.85 per BPY Unit

•                  Using the DDM Analysis, $21.62 to $28.26, which reflects $6.71 of cash and 0.67 of a BPY Unit based upon an implied valuation range using this analysis of $22.25 to $32.16 per BPY Unit

•                  Using the Historical Trading analysis, $19.07 to $22.79, which reflects $6.71 of cash and 0.67 of a BPY Unit based upon a range of prices since BPY’s spin-off of $18.45 to $23.99 per BPY Unit

General

In connection with the review of the Offer by the Independent Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of BPO or BPY. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of BPO and BPY. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the Consideration to be received by the holders of Common Shares, taken in the aggregate, in the Offer and in connection with the delivery of its opinion to the Independent Committee. These analyses do not purport to be appraisals.

No company utilized in the comparable company trading multiples analysis is identical to BPO or BPY. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of BPO or BPY, such as the impact of competition on the businesses of BPO or BPY and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of BPO or BPY or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

No company or transaction utilized in the precedent transactions analysis is identical to BPO or the transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of BPO, such as the impact of competition on the business of BPO or the industry generally, industry growth and the absence of any adverse material change in the financial condition of BPO or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the Offered Consideration. The fact that points in the range of implied present value per share of BPO derived from the valuation of precedent transactions were less than or greater than the Offered Consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the Offered Consideration, but one of many factors Morgan Stanley considered.

The Offered Consideration was determined through arm’s length negotiations between the Independent Committee and BPY and was approved by the Independent Committee. Morgan Stanley provided advice to the Independent Committee during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Independent Committee or that any specific consideration constituted the only appropriate consideration for the Offer.

Morgan Stanley’s opinion and its presentation to the Independent Committee was one of many factors taken into consideration by the Independent Committee in deciding to recommend the Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Independent Committee with respect to the Offered Consideration or of whether the Independent Committee would have been willing to recommend different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of BPO, the Offerors or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

CERTAIN UNAUDITED FINANCIAL PROJECTIONS

The Company does not as a matter of course make public projections as to future sales, earnings or other results. However, the management of the Company has prepared the financial projections of the Company set forth below and provided such projections to Morgan Stanley in connection with its preparation of the Valuations and the Fairness Opinion. The accompanying financial projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of management of the Company, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the financial projections.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections.

In developing the financial projections, management of the Company made numerous assumptions with respect to the Company for the relevant forecast period (fiscal 2014 through fiscal 2018). The assumptions and estimates underlying the financial projections are inherently uncertain and, though considered reasonable by the management of the Company as of the date of their preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See the risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 28, 2013. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the financial projections. Inclusion of the financial projections in this Circular should not be regarded as a representation by any person that the results contained in the financial projections will be achieved.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, and except as may be required in order to comply with applicable Law, none of the Company or, to the Company’s knowledge, any of its representatives intends to update, or otherwise revise, the financial projections, or the specific portions presented herein, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. Neither the Company nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the financial projections contained herein.

The financial projections should be read together with the Company’s published financial statements, the most recent of which being its interim unaudited financial statements for the three and nine months ended September 30, 2013 and management’s discussion and analysis for the quarter ended September 30, 2013, each of which is available on SEDAR and EDGAR, and other publicly available information.

BPO Financial Projections

($Millions, except per share amounts)	2014E	2015E	2016E	2017E	2018E
FFO & NET INCOME
Commercial property revenue	2,317	2,366	2,567	2,763	2,949
Operating expenses	(984)	(980)	(1,035)	(1,095)	(1,141)
Fee and termination income	55	45	44	46	44
Commercial net operating income	1,388	1,431	1,576	1,714	1,852
Interest and other income	29	27	30	30	29
Total net operating income	1,417	1,458	1,606	1,744	1,881
Expenses
Interest	(658)	(654)	(770)	(797)	(870)
General and administrative	(128)	(133)	(137)	(141)	(145)
Depreciation	(12)	(12)	(11)	(10)	(10)
Non-controlling interests and other	(20)	(22)	(44)	(43)	(49)
FFO	599	637	644	753	807
FFO per share	1.01	1.08	1.09	1.31	1.41
Net income	819	1,083	1,619	1,898	1,476
Net income per share	1.77	2.29	3.34	3.89	3.06
AFFO	305	324	367	524	601
AFFO per share	0.43	0.47	0.55	0.86	1.01

($Millions)	2014E	2015E	2016E	2017E	2018E
BALANCE SHEET
Assets
Commercial properties	26,308	28,030	30,681	33,217	34,229
Commercial developments	2,725	3,327	3,612	3,882	3,998
Cash and cash equivalents	200	200	117	110	209
Receivables and other assets	997	911	885	873	869
Total Assets	30,230	32,468	35,295	38,082	39,305
Liabilities & Equity
Commercial property debt	14,080	15,543	17,234	18,499	18,375
Accounts payable and other	1,420	1,417	1,424	1,443	1,457
Deferred tax liability	600	646	703	752	770
Capital securities	460	150	—	—	—
Non-controlling interest	626	1,002	1,053	1,091	1,129
Preferred shares	1,542	1,542	1,542	1,542	1,542
Common equity	11,502	12,168	13,339	14,755	16,032
Total Liabilities and Equity	30,230	32,468	35,295	38,082	39,305

($Millions)	2014E	2015E	2016E	2017E	2018E
CASH FLOWS
FFO	599	637	644	753	807
Adjust for non-cash revenue and non-controlling interest	(90)	(103)	(63)	(14)	27
Cash from Operations	509	534	581	739	834
Tenant improvement and leasing commissions	(300)	(442)	(275)	(217)	(138)
Capital expenditures - sustaining	(40)	(40)	(40)	(40)	(40)
Capital expenditures - growth	(236)	(153)	(118)	(40)	(32)
Dispositions	1,044	34	—	—	785
Partner contributions	142	515	—	1	317
Development, net of financing	(784)	(386)	(705)	(118)	(486)
Other	(51)	(54)	(23)	(48)	(74)
Investing activities	(225)	(526)	(1,161)	(462)	332
New financings	2,900	3,241	2,777	4,026	2,084
Maturities	(2,942)	(2,832)	(1,832)	(3,828)	(2,637)
Preferred dividends	(86)	(86)	(86)	(86)	(86)
Common dividends	(303)	(331)	(362)	(396)	(428)
Financing activities	(431)	(8)	497	(284)	(1,067)
Cash beginning of period	347	200	200	117	110
Cash end of period	200	200	117	110	209

PRIOR VALUATIONS

To the knowledge of the Company and its directors and senior officers, after reasonable enquiry, other than the Preliminary Presentation, the Valuations and the Fairness Opinion, there have been no prior valuations (as defined in MI 61-101) prepared in respect of the Company, the Common Shares or any material assets of the Company during the 24 months preceding the date of the Offer.

PRIOR OFFERS

To the knowledge of the Company and its directors and senior officers, after reasonable enquiry, no bona fide prior offer regarding the Common Shares or otherwise relevant to the Offer was received by the Company in the 24 months prior to the public announcement of the Offer.

The cash consideration in the Offer was increased by $1.00 per Common Share from that originally announced by the Offerors in the Initial Offer (from $19.34 per Common Share to $20.34 per Common Share) as a result of discussions with members of the Independent Committee. See the section of this Circular entitled “Background to the Offer”.

RESPONSE TO THE OFFER; ALTERNATIVES TO THE OFFER;
PURPOSES AND EFFECTS OF THE OFFER

Except as otherwise described or referred to herein or in the Offerors’ Circular, there are no transactions, directors’ resolutions, agreements in principle or signed contracts of the Company in response to the Offer. The directors of the Company are not aware of any negotiations underway in response to the Offer which relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving the Company or any of its subsidiaries; (b) the purchase, sale or transfer of a material portion of assets by the Company or any of its subsidiaries; (c) a competing takeover bid or acquisition proposal; (d) a bid by the Company for its own securities or for those of another issuer; or (e) any material change in the present capitalization of the Company.

Further, given its significant shareholdings and its influence on the Company’s business, BPY is able to veto significant transactions requiring Shareholder approval, including a merger, amalgamation, plan of arrangement, liquidation, winding up or a sale of all or substantially all of the Company’s assets. BPY has indicated that it has no intention of reducing its position in the Company in the near future, and has further indicated that it will not pursue or support any transaction in which it would sell or otherwise dispose of its interest in BPO or any material transaction involving the Company other than the Offer. As a result, the Board is, and will for the foreseeable future be, constrained in its ability to undertake a sale process with third parties or otherwise pursue alternative transactions of the aforementioned nature, whether in response to the Offer or otherwise.

The Offerors did not obtain the prior approval or recommendation of the Board or the Independent Committee before announcing their intention to make the Offer. The stated purpose of the Offer is to enable the Offerors to acquire additional, and preferably all, of the outstanding Common Shares not already owned by BPY. See the sections entitled “Purpose and Structure of the Offer; Reasons for the Offer” and “Plans for BPO After the Offer; Certain Effects of the Offer” in the “Special Factors” section of the Offerors’ Circular for more information regarding the Offerors’ purposes and reasons for the Offer and anticipated effects of the Offer.

SHARE CAPITAL

As of December 31, 2013, there were an unlimited number of Common Shares authorized, of which 506,701,648 Common Shares were issued and outstanding (527,317,970 on a fully-diluted basis). The authorized share capital of the Company also consists of: an unlimited number of Class A preference shares, issuable in series, of which 4,612,500 Series A preference shares have been authorized and 4,612,495 are issued and outstanding, and 9,589,500 Series B preference shares have been authorized and 9,589,485 are issued and outstanding; 6,000,000 authorized Class AA Preference Shares, issuable in series, of which 2,000,000 Series E preference shares have been authorized and 2,000,000 are issued and outstanding; and an unlimited number of Class AAA preference shares, issuable in series, of which 12,000,000 Series E preference shares have been authorized and 8,000,000 are issued and outstanding, 6,000,000 Series G preference shares have been authorized and 4,400,000 are issued and outstanding, 8,000,000 Series H preference shares have been authorized and 8,000,000 are issued and outstanding, 8,000,000 Series J preference shares have been authorized and 8,000,000 are issued and outstanding, 8,000,000 Series K preference shares have been authorized and 6,000,000 are issued and outstanding, 11,500,000 Series L preference shares have been authorized and 11,500,000 are issued and outstanding, 11,500,000 Series M preference shares have been authorized and zero are issued and outstanding, 11,000,000 Series N preference shares have been authorized and 11,000,000 are issued and outstanding, 11,000,000 Series O preference shares have been authorized and zero are issued and outstanding, 12,000,000 Series P preference shares have been authorized and 12,000,000 are issued and outstanding, 12,000,000 Series Q preference shares have been authorized and zero are issued and outstanding, 10,000,000 Series R preference shares have been authorized and 10,000,000 are issued and outstanding, 10,000,000 Series S preference shares have been authorized and zero are issued and outstanding, 10,000,000 Series T preference shares have been authorized and 10,000,000 are issued and outstanding, 10,000,000 Series U preference shares have been authorized and zero are issued and outstanding, 1,805,489 Series V preference shares have been authorized and 1,805,489 are issued and outstanding, 3,816,527 Series W preference shares have been authorized and 3,816,527 are issued and outstanding, 300 Series X preference shares have been authorized and 300 are issued and outstanding, 2,847,711 Series Y preference shares have been authorized and 2,847,711 are issued and outstanding, and 800,000 Series Z preference shares have been authorized and 800,000 are issued and outstanding (collectively, the “Preferred Shares”).

There are no authorized Class AA preference shares, Series A, B, C or D, or Class AAA preference shares, Series A, B, C, D, F or I, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable.

OWNERSHIP OF SECURITIES OF THE COMPANY

The following table sets out the names of each of the directors and officers of the Company and the number of outstanding Common Shares, Options and DSUs beneficially owned as at December 31, 2013, directly or indirectly, or over which control or direction may be exercised by each such person and, where known after reasonable enquiry, by each associate or affiliate of the directors and officers of the Company, each associate, affiliate or subsidiary of the Company, any insider of the Company, and any person or company acting jointly or in concert with the Company. Information as to Common Shares and other securities beneficially owned or over which control or direction is exercised has been furnished by each of the named directors and officers.

Name	Position	Common Shares		Percentage of Common Shares	Options		Deferred Share Units
G. Mark Brown	Officer	—			746,939		—
William T. Cahill	Director	6,750		0.001%	—		31,922
Michelle L. Campbell	Officer	—			122,656		—
Christie J.B. Clark	Director	8,094	(1)	0.002%	—		—
Richard B. Clark	Director	168,750		0.03%	3,573,750		503,249
Jack L. Cockwell	Director	332,910		0.07%	—		—
Melissa Coley	Officer	—			113,028		—
Bryan Davis	Officer	—			1,134,691		—
Tom Farley	Officer	43,772		0.009%	1,766,866		53,078
Brett Fox	Officer	8	(7)	0.000001%	426,712		—
Dennis H. Friedrich	Director and Officer	—	(2)		3,113,512		114,946
Michael Hegarty	Director	11,900		0.002%	—		10,858
P. Keith Hyde	Officer	3,000	(8)	0.0006%	158,231		—
Martin Jepson	Officer	—			132,000		—
Brian Kingston	Director	—			—		—
Paul J. Massey Jr.	Director	—			—		7,329
F. Allan McDonald	Director	—			—		7,467
Mitchell Rudin	Officer	425	(3)	0.00008%	446,000		—
Robert L. Stelzl	Director	2,250		0.0004%	—		29,735
Jan Sucharda	Officer	—			682,162		—
Kurt Wilkinson	Officer	—			—	(5)
Lauren W. Winston	Officer	—			9,100		—
John E. Zuccotti	Director	7,545		0.001%	405,000		—

Notes:

(1) Common Shares are held by Mr. C. Clark’s spouse.

(2) Mr. Friedrich owns 27,396 RSAs.

(3) Mr. Rudin owns 207,265 RSAs.

(4) The directors and officers also own an aggregate of 234,661 RSAs.

(5) Mr. Wilkinson owns 222,500 option equivalents.

(6) Mr. Wilkinson’s 222,500 option equivalents are not included in this amount.

(7) Common Shares are held in trust for H. Fox.

(8) Common Shares are held by a trust for which Mr. Hyde serves as trustee.

To the knowledge of the directors and officers of the Company, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of the Company as at the date of this Circular, except as set forth below:

Shareholders Holding 10% or More of the Company’s Securities

BPY beneficially owns an aggregate of 249,362,561 Common Shares, being approximately 49.2% of the outstanding Common Shares as of the date hereof. The following table sets out the number and type of Preferred Shares owned by BPY:

Type of Securities Held	Number of Securities Held	% of Outstanding Securities of that Class
Class A Series A and B	13,797,320	97.15
Class AA Series E	1,999,701	99.99
Class AAA Series E	8,000,000	100
Class AAA Series G	50,000	1.14
Class AAA Series K	20,000	0.33

For more information concerning the Preferred Shares owned by BPY, see Section 15 of the Offerors’ Circular, “Beneficial Ownership of and Trading in Securities — Beneficial Ownership”.

In total, BPY owns Common Shares and Preferred Shares representing an aggregate voting interest of approximately 50.5% in the Company. BPY, however, is not intending to make a concurrent offer for any Preferred Shares, which will be unaffected by the Offer.

PURCHASES OF SECURITIES OF THE COMPANY — NORMAL COURSE ISSUER BIDS

The Company acquired 73,000 Common Shares at an average price of $16.00 per Common Share under its prior normal course issuer bid for Common Shares, which commenced on September 22, 2012 and ended on September 21, 2013. In September 2013, the Company renewed its normal course issuer bid for Common Shares for a further one year period ending September 21, 2014. The price to be paid for the Common Shares under the normal course issuer bid is the market price at the time of purchase. In its notice of intention relating to its normal course issuer bid, the Company announced that it may purchase on the TSX, NYSE and/or other exchanges and alternative trading systems if eligible, or by such other means as may be permitted by the TSX, up to 15,161,401 Common Shares. The actual number of Common Shares to be purchased and the timing of such purchases will be determined by the Company. All Common Shares purchased by the Company under the normal course issuer bid will be promptly cancelled. Since the inception of its normal course issuer bid in 1999, the Company has repurchased approximately 39 million Common Shares at an average price of $12.04 per Common Share on a post-split adjusted basis.

TRADING IN SECURITIES OF THE COMPANY

None of the Company or any of the directors, officers or other insiders of the Company nor, to the knowledge of the directors and officers of the Company, after reasonable enquiry, any of their respective associates or affiliates, or any person or company acting jointly or in concert with the Company, has traded any Common Shares or other securities of the Company during the six months preceding the date hereof, except as follows:

Name	Nature of Trade	Date of Trade	Number of Common Shares	Price per Common Share
Richard B. Clark	To facilitate cashless exercise of options(1)	December 23, 2013 (NYSE)	618,750		$19.2380
John E. Zuccotti	To facilitate cashless exercise of options(1)	December 23, 2013 (NYSE)	45,000		$19.2587
Thomas F. Farley	To facilitate cashless exercise of options(1)	December 23, 2013 (TSX)	90,000	C$	20.4054
Thomas F. Farley	To facilitate cashless exercise of options(1)	December 24, 2013 (TSX)	58,000	C$	20.5296
Thomas F. Farley	To facilitate cashless exercise of options(1)	December 27, 2013 (TSX)	32,000	C$	20.5000

Notes:

(1) Options were scheduled to expire on December 31, 2013.

ISSUANCES OF SECURITIES OF THE COMPANY

Except as set forth below, no Common Shares or other securities of the Company convertible into Common Shares have been issued or granted to the directors or officers of the Company or other insiders of the Company during the two years preceding the date hereof:

Name	Date of Issue/Grant	Type of Securities	Number of Securities	Grant Price per Security
G. Mark Brown	February 22, 2012	Options	75,000	$17.84
	May 3, 2012	Options	200,000	$18.54
	February 13, 2013	Options	120,000	$16.71
Michelle L. Campbell	February 22, 2012	Options	23,000	$17.84
	February 13, 2013	Options	22,500	$16.71
Melissa Coley	February 22, 2012	Options	18,000	$17.84
	February 13, 2013	Options	16,500	$16.71
Bryan Davis	February 22, 2012	Options	144,000	$17.84
	February 13, 2013	Options	140,000	$16.71
Tom Farley	February 22, 2012	Options	157,000	$17.84
	May 3, 2012	Options	300,000	$18.54
	February 13, 2013	Options	157,000	$16.71
Brett Fox	February 22, 2012	Options	72,000	$17.84
	February 13, 2013	Options	70,000	$16.71
Dennis H. Friedrich	February 22, 2012	Options	224,000	$17.84
	February 24, 2012	Restricted Shares	28,322	$0.00
	May 3, 2012	Options	1,000,000	$18.54
	February 13, 2013	Options	250,000	$16.71
P. Keith Hyde	February 22, 2012	Options	20,000	$17.84

Name	Date of Issue/Grant	Type of Securities	Number of Securities	Grant Price per Security
	February 13, 2013	Options	19,500	$16.71
Martin Jepson	February 22, 2012	Options	62,000	$17.84
	February 13, 2013	Options	70,000	$16.71
Mitchell Rudin	February 22, 2012	Options	128,000	$17.84
	February 22, 2012	Restricted Shares	28,322	$0.00
	February 13, 2013	Options	118,000	$16.71
	February 13, 2013	Restricted Shares	29,922	$0.00
Jan Sucharda	February 22, 2012	Options	158,000	$17.84
	February 13, 2013	Options	150,000	$16.71
Lauren W. Winston	February 13, 2013	Options	9,100	$16.71
John E. Zuccotti	February 22, 2012	Options	45,000	$17.84
	February 13, 2013	Options	45,000	$16.71

OWNERSHIP OF SECURITIES OF THE OFFERORS

Michelle L. Campbell, Richard C. Clark, Jack L. Cockwell, Bryan Davis and Brian W. Kingston beneficially own 1,538 BPY Units, 150,000 BPY Units, 657,196 BPY Units, 172 BPY Units and 150,000 BPY Units, respectively. Other than Ms. Campbell and Messrs. Clark, Cockwell, Davis and Kingston, none of the Company, the directors or officers of the Company, and to the knowledge of the directors and officers of the Company, after reasonable enquiry, none of their respective associates or affiliates or any insiders of the Company (other than a director or officer of the Company), or any person or company acting jointly or in concert with the Company, owns, or exercises control or direction over, securities of any of the Offerors.

TRADING PRICES OF THE COMMON SHARES AND BPY UNITS

The closing prices of the Common Shares on the TSX and the NYSE on September 27, 2013, the last trading day prior to the announcement of the Offerors’ intention to make the Offer to the Board, were C$17.29 and $16.77, respectively. The closing prices of the Common Shares on the TSX and NYSE on February 6, 2014 were C$20.44 and $18.46, respectively.

The closing prices of the BPY Units on the TSX and NYSE on September 27, 2013 were C$20.00 and $19.34, respectively. The closing prices of the BPY Units on the TSX and NYSE on February 6, 2014 were C$20.81 and $18.81, respectively.

INTENTIONS WITH RESPECT TO THE OFFER

Each of the directors and officers of the Company has indicated that, as at the date hereof, he or she intends to accept the Offer and deposit all of his or her Common Shares under the Offer. To the knowledge of the directors and officers of the Company, after reasonable enquiry, each of their associates who owns Common Shares has indicated an intention, as at the date hereof, to accept the Offer and deposit all of their Common Shares under the Offer.

ARRANGEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS

Except in respect of Mitchell E. Rudin (as described below), there are no agreements, commitments or understandings made or proposed to be made between the Company and any of the directors or officers of the Company pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or for their remaining in, or retiring from, office if the Offer is successful.

Mitchell E. Rudin is currently employed by the Company as its President and Chief Executive Officer, U.S. Commercial Operations, and has an agreement (an “Executive Employment Agreement”) with the Company in respect of his employment. The Executive Employment Agreement, entered into in June 2011, has an initial term ending on December 31, 2015, which may be extended for additional twelve-month periods upon the mutual agreement of Mr. Rudin and the

Corporation. Pursuant to the Executive Employment Agreement, if Mr. Rudin’s employment is terminated without cause, he resigns for good reason, or his employment is terminated due to his death or disability, he is entitled to (i) accrued and unpaid base salary and supplemental compensation; (ii) unpaid cash bonus earned with respect to any previous year; and (iii) a pro-rata portion of his minimum cash bonus for the current year. Unvested stock options and restricted stock awards granted to Mr. Rudin upon signing of the Executive Employment Agreement and certain minimum restricted stock awards for past years vest immediately upon such termination. If Mr. Rudin’s employment is terminated without cause or he resigns for good reason, he is also entitled to (i) cash severance equal to two times the sum of his base salary, target cash bonus and target restricted stock award; and (ii) a monthly payment equal to the Company’s portion of the COBRA continuation coverage premium under the Company’s group medical plans for 18 months after termination. If Mr. Rudin’s employment is terminated for cause, he resigns other than for good reason, or the term of his employment agreement expires, he is only entitled to (i) accrued and unpaid base salary and supplemental compensation; and (ii) unpaid cash bonus earned with respect to a previous year. All such payments to Mr. Rudin are payable only if Mr. Rudin executes a general release of all claims in favour of the Company.

RELATIONSHIP BETWEEN THE OFFERORS AND
CERTAIN DIRECTORS AND OFFICERS

Except as disclosed in this Circular, there is no agreement, commitment or understanding made or proposed to be made between the Offerors, on one hand, and any of the directors or officers of the Company, on the other hand, relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

The Offerors expect that all rights to indemnification, advancement of expenses and exculpation currently in effect in favor of the present and former directors and officers of the Company, including on the terms provided in the Company’s articles of incorporation and bylaws currently in effect, with respect to matters occurring prior to the consummation of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction will survive the consummation of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and continue in full force and effect thereafter. See the section entitled “Interests of Certain Persons in the Offer — Indemnification” in the “Special Factors” section of the Offerors’ Circular for more information.

In considering the Offer and any position taken by the Company with respect to the Offer, Shareholders should be aware that certain directors and officers of the Company are also directors or officers of Brookfield Asset Management and/or its affiliates, as described under “Interests of BPO Directors and Executive Officers in the Transaction” above.

ARRANGEMENTS BETWEEN THE OFFERORS AND SECURITY HOLDERS OF THE COMPANY

On September 29, 2013, BPY entered into separate lock-up agreements (“Lock-Up Agreements”) with Signature Global Asset Management and RBC Global Asset Management Inc., on behalf of the relevant investment funds and accounts set out in the Lock-Up Agreements (the “Locked-Up Shareholders”), under which the Locked-Up Shareholders have agreed, subject to certain conditions and exceptions, to (i) tender in the Offer any Common Shares they beneficially own at, and all Common Shares that may become beneficially owned by them after, the time the Offer is commenced (the “Locked-Up Shares”) and (ii) elect at least 67% of the Offered Consideration in BPY Units, subject to the termination rights of each party set forth therein. The Company understands that the Locked-Up Shareholders exercise control or direction over 27,219,021 Common Shares in the aggregate or approximately 10.6% of all Common Shares not already owned by the Offerors and their affiliates. The Lock-Up Agreements provide that each of the Locked-Up Shareholders must deposit or cause to be deposited its Locked-Up Shares under the Offer as soon as practicable after commencement of the Offer, and thereafter not withdraw its Locked-Up Shares from the Offer, unless its Lock-Up Agreement terminates in accordance with its terms. See Section 6 of the Offerors’ Circular, “Agreements Relating to the Offer — Lock-Up Agreements”, for more information.

Except for the Lock-up Agreements or as otherwise disclosed in this Circular, to the knowledge of the directors and officers of the Company after reasonable enquiry, there are no agreements, commitments or understandings made or proposed to be made between the Offerors and any security holder of the Company relating to the Offer.

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH OFFERORS

Except as otherwise disclosed in this Circular, none of the directors or officers of the Company or their respective associates or, to the knowledge of the directors and officers of the Company, after reasonable enquiry, any person or company holding more than 10% of any class of equity securities of the Company for the time being outstanding, has any interest in any material transaction to which any of the Offerors is a party.

In considering the Offer and any position taken by the Company with respect to the Offer, Shareholders should be aware that certain directors and officers of the Company are also directors or officers of Brookfield Asset Management and/or its affiliates, as described under “Interests of BPO Directors and Executive Officers in the Transaction” above.

MATERIAL CHANGES AND OTHER INFORMATION CONCERNING THE COMPANY

Except as publicly disclosed by the Company or as otherwise described in this Circular, none of the directors or officers of the Company is aware of any information that indicates any material change in the affairs or prospects of the Company since the date of its last published financial statements, being its interim unaudited financial statements for the three and nine months ended September 30, 2013 and management’s discussion and analysis for the quarter ended September 30, 2013, each of which is available on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com.

OTHER INFORMATION AFFECTING DECISION OF SHAREHOLDERS

Except as disclosed in the Offerors’ Circular and this Circular or as otherwise publicly disclosed, there is no information that is known to the directors of the Company which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

INSIDER BID; RULE 13E-3

The Offer constitutes an “insider bid” within the meaning of MI 61-101 by virtue of the Offerors owning securities of the Company carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company. As a result, MI 61-101 requires that a formal valuation of both the securities that are the subject of the bid and any non-cash consideration be prepared by an independent valuator. MI 61-101 also requires that the Board establish an independent committee to determine who the valuator will be and to supervise the preparation of the formal valuation. Accordingly, the Board formed the Independent Committee, which in turn selected and retained Morgan Stanley as the independent valuator to value the Common Shares and the BPY Units. See the section of this Circular entitled “Background to the Offer” for more information. A summary of the Valuations is included in the section of this Circular entitled “Summary of Valuations and Fairness Opinion — Valuations”, and the full text of the Valuations is attached hereto as Appendix “B” and forms part of this Circular. Shareholders are encouraged to read the Valuations carefully and in their entirety for a description of the matters considered and limitations of the review undertaken.

Because the Offerors own Common Shares and Preferred Shares representing an aggregate voting interest of approximately 50.5% in the Company, the Offerors are deemed to be “affiliates” of BPO. If permitted by applicable Laws, subsequent to completion of the Offer, and, if required, a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, the Offerors have expressed an intention to apply to the NYSE and the TSX to de-list the Common Shares from trading and to cause the Company to terminate its public reporting obligations under U.S. securities laws. As a result, the transactions contemplated by the Offer constitute a “going private” transaction under Rule 13e-3 of the Exchange Act. Further, because the Board has hereby recommended that Shareholders accept the Offer and tender their Common Shares under the Offer, the Company is considered to be “engaged” in the transaction for purposes of Rule 13e-3 of the Exchange Act. Accordingly, in connection with this transaction, the Company has filed with the SEC a transaction statement (the “Schedule 13E-3”) under Section 13(e) of the Exchange Act and Rule 13e-3 of the Exchange Act, which incorporates provisions of this Circular. Copies of the Schedule 13E-3 are, and any other documents filed by the Company in connection with the Offer will be, available on EDGAR at www.sec.gov/edgar. Shareholders are advised to read this Circular and the Schedule 13E-3 in their entirety because they contain important information.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Shareholders of the Company with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF THE DIRECTORS’ CIRCULAR

The contents of this Circular have been approved by the Board and the delivery of this Circular has been authorized by the Board.

CONSENT OF MORGAN STANLEY CANADA LIMITED

To: The Board of Directors of Brookfield Office Properties Inc. (the “Company”)

We refer to the Valuations dated December 19, 2013 and the Fairness Opinion dated February 9, 2014, which we prepared for the Independent Committee of the Board of Directors of the Company in connection with the offer made by the Offerors to the holders of common shares of the Company, other than the Offerors and their subsidiaries. We consent to the references to our firm name and to the Valuations and the Fairness Opinion contained in the Directors’ Circular of the Board of Directors of the Company dated February 11, 2014 (the “Circular”), and to the inclusion of the text of the Valuations and the Fairness Opinion as Appendix “B” and Appendix “C”, respectively, of the Circular. In providing our consent, we do not intend that any person other than the Board of Directors or the Company be entitled to rely upon the Valuations or the Fairness Opinion.

DATED at Toronto, Ontario, Canada this 11th day of February, 2014.

(Signed) MORGAN STANLEY CANADA LIMITED

CERTIFICATE

DATED: February 11, 2014

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board

(Signed) CHRISTIE J.B. CLARK Director	(Signed) PAUL J. MASSEY JR. Director

APPENDIX “A”
GLOSSARY

DEFINITIONS

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set out below.

“affiliate”, unless otherwise indicated, has the meaning ascribed to the term “affiliate entity” in MI 61-101 as in effect at the date hereof;

“associate” has the meaning ascribed thereto in the OSA as used in Part XX thereof;

“BLND” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“Board” means the board of directors of the Company;

“BOP Split” means Brookfield Property Split Corp., a corporation incorporated under the laws of British Columbia;

“BPO” or the “Company” means Brookfield Office Properties Inc., a corporation existing under the federal laws of Canada, and where the context requires, its subsidiaries;

“BPO Valuation” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Valuations”;

“BPY” means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

“BPY General Partner” means Brookfield Property Partners Limited, which serves as the general partner of BPY;

“BPY Limited Partnership Agreement” means the second amended and restated limited partnership agreement of BPY, dated August 8, 2013;

“BPY Units” means the non-voting limited partnership units of BPY;

“BPY Valuation” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Valuations”;

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management;

“Brookfield Asset Management” means Brookfield Asset Management Inc.;

“Brookfield Property Group” means Brookfield Property Group LLC, one of the service providers of BPY;

“Canadian Shareholder” means a Shareholder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada or, in the case of a Shareholder that is a partnership, a Shareholder that is a “Canadian partnership” as defined in the Tax Act;

“CAPM” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“CBCA” means the Canada Business Corporations Act, as amended from time to time;

“Circular” means this Directors’ Circular;

“commercial property” or “commercial properties” means commercial and other real property which generates or has the potential to generate income, including office, retail, multi-family and industrial assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

“Common Shares” means the common shares of the Company, including all common shares issued upon the conversion, exchange or exercise of Other Securities;

“Company Subsidiary” means a subsidiary of the Company;

“Compulsory Acquisition” means an acquisition by the Offerors of Common Shares that are held by those persons who did not accept the Offer (including Common Shares that are issued as a result of the exercise of outstanding Other Securities) pursuant to the provisions of Section 206 of the CBCA;

“CXTD” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“Davies Ward Phillips & Vineberg” means Davies Ward Phillips & Vineberg LLP, legal advisor to the Independent Committee and the Board;

“DCF” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“Disinterested Directors” has the meaning ascribed in this Circular, in the section entitled “Background to the Offer”;

“Draft Valuations” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Valuations”;

“DSU Plan” means the deferred share unit plans for the employees, officers and directors of the Company;

“DSUs” means the deferred share units awarded under the DSU Plan;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval database of the SEC;

“EPRA” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“EST” means Eastern Standard Time;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exchange LP” means Brookfield Office Properties Exchange LP, an Ontario limited partnership;

“Exchange LP Units” means the exchangeable limited partnership units of Exchange LP;

“Executive Employment Agreement” has the meaning ascribed thereto in this Circular, in the section entitled “Arrangements Between the Company and its Directors and Officers”;

“Expiry Time” means 11:59 p.m. (local time) on March 19, 2014, or such later time or times and date or dates as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offerors’ Circular, “Extension and Variation of the Offer”;

“Fairness Opinion” means the opinion of Morgan Stanley delivered to the Independent Committee to the effect that, as of February 9, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its opinion, the Offered Consideration to be received by the holders of Common Shares in the Offer, taken in the aggregate, was fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates, a summary of which is set forth in the section of this Circular entitled “Summary of Valuations and Fairness Opinion — Opinion” and the full text of which is attached as Appendix “C” hereto;

“FFO” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“fully-diluted basis” (or similar constructs) means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Other Securities (excluding the Preferred Shares) were converted into, or exchanged or exercised for, Common Shares;

“GGP” has the meaning ascribed in this Circular, in the section entitled “The Offerors”;

“GGP Shares” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“GGP Warrants” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“GP ULC” means BOP Exchange GP ULC, an unlimited liability company incorporated under the laws of Alberta;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Independent Committee” means the special committee of the Board constituted to consider the Offer comprised solely of independent directors based on the standards for independence set forth in MI 61-101;

“Information” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Valuations;

“Initial Offer” has the meaning ascribed in this Circular, in the section entitled “Background to the Offer”;

“insider” has the meaning ascribed thereto in the OSA;

“Interhotel” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“LAND” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) accompanying the Offerors’ Circular;

“Lock-Up Agreements” has the meaning ascribed thereto in this Circular, in the section entitled “Arrangements Between the Offerors and Security Holders of the Company”;

“Locked-Up Shareholders” has the meaning ascribed thereto in this Circular, in the section entitled “Arrangements Between the Offerors and Security Holders of the Company”;

“Locked-Up Shares” has the meaning ascribed thereto in this Circular, in the section entitled “Arrangements Between the Offerors and Security Holders of the Company”;

“Morgan Stanley” means Morgan Stanley Canada Limited, the independent financial advisor to the Independent Committee;

“Morgan Stanley Engagement Agreement” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Valuations;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on green paper) accompanying the Offerors’ Circular;

“NYSE” means the New York Stock Exchange;

“Offer” means the offer made by the Offerors to purchase all of the outstanding Common Shares made to Shareholders subject to the terms set forth in the Offerors’ Circular, as the same may be amended from time to time;

“Offered Consideration” has the meaning ascribed in this Circular, in the section entitled “The Offer”;

“Offerors” means BPY, BOP Split and Exchange LP;

“Offerors’ Circular” means the take-over bid circular dated February 11, 2014 relating to the Offer, including the “Special Factors” and “Risk Factors” sections thereof;

“Option Plans” means all plans of BPO providing options to purchase Common Shares or Other Securities of BPO;

“Options” means options to purchase Common Shares or Other Securities of BPO pursuant to the Option Plans;

“OSA” means the Securities Act (Ontario), as amended from time to time;

“Other Securities” means all securities that are convertible into or exchangeable or exercisable for Common Shares, including the Options;

“Preferred Shares” has the meaning ascribed in this Circular, in the section entitled “Share Capital”;

“Preliminary Presentation” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Valuations”;

“REIT” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“representative” means, with respect to a person, any officer, director, employee, investment banker, legal advisor or other advisor, consultant, representative or agent of such person;

“RSAs” means the BPO restricted share awards;

“RSE” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“RSE Shares” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”;

“Schedule 13E-3” has the meaning ascribed in this Circular, in the section entitled “Insider Bid; Rule 13e-3”;

“SEC” means the U.S. Securities and Exchange Commission;

“securities regulatory authorities” or “securities regulators” means all applicable securities regulatory authorities, including (i) the provincial and territorial securities regulatory authority in the provinces and territories of Canada in which BPO is a reporting issuer (or the equivalent); (ii) all applicable federal and state securities regulatory authorities in the United States including, without limitation, the SEC, in each case having or claiming jurisdiction over BPO; and (iii) the TSX and the NYSE;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Shareholders” means the holders of Common Shares, and “Shareholder” means any one of them;

“Subsequent Acquisition Transaction” means an acquisition by the Offerors of Common Shares that are held by those persons who did not accept the Offer by taking such actions as are necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Company and/or the Shareholders and the Offerors, or an affiliate of the Offerors, for the purpose of enabling the Offerors or an affiliate of the Offerors to acquire all Common Shares not acquired pursuant to the Offer, as further described under section 24 of the Offerors’ Circular, “Acquisition of BPO Common Shares Not Deposited Under the Offer”;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

“Tax Act” means the Income Tax Act (Canada), as amended and the regulations promulgated thereunder, and any successor legislation thereto;

“TSX” means the Toronto Stock Exchange;

“Valuations” means the formal valuation of the Common Shares and the BPY Units prepared by Morgan Stanley under the supervision of the Independent Committee as required by MI 61-101, a summary of which is set forth in the section of this Circular entitled “Summary of Valuations and Fairness Opinion — Valuations” and the full text of which is attached as Appendix “B” hereto; and

“VWAP” has the meaning ascribed in this Circular, in the section entitled “Summary of Valuations and Fairness Opinion — Fairness Opinion”.

APPENDIX “B”
VALUATIONS

B-1

December 19, 2013

The Independent Committee of the Board of Directors

Brookfield Office Properties Inc.

Brookfield Place

181 Bay Street, Suite 330

Toronto, ON

M5J 2T3

Attention:    Christie J.B. Clark and Paul J. Massey Jr.

Dear Sirs:

Morgan Stanley Canada Limited (“Morgan Stanley”, “we” or “our”) understands that Brookfield Property Partners L.P. (“BPY”), and its indirect subsidiaries, Brookfield Property Split Corp. (“BOP Split”) and Brookfield Office Properties Exchange LP (“Exchange LP” and collectively with BPY and BOP Split, the “Offerors”) are proposing to make an offer, by way of a take-over bid, to purchase any or all of the common shares (the “BPO Common Shares”) of Brookfield Office Properties Inc. (“BPO”) not already owned by the Offerors (the “Offer”). We understand that BPY owns approximately 51% of BPO and that the Offer would constitute an “insider bid” for the purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). We understand that under the Offer each holder of a BPO Common Share will be permitted to elect to receive consideration per BPO Common Share (the “Consideration”) of either one non-voting limited partnership unit of BPY (a “BPY Unit”) or $20.34 in cash, subject in each case to pro-ration. The total number of BPY Units that may be issued under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number of BPO Common Shares on a fully diluted gross basis to be acquired under the Offer and any compulsory acquisition or subsequent acquisition transaction. Morgan Stanley further understands that Canadian holders of BPO Common Shares can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP (“Exchange LP Units”). Each Exchange LP Unit will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit. The above description is summary in nature. The specific terms and conditions of the Offer are to be described in the offer to purchase and take-over bid circular of the Offerors (the “BPY Circular”) which are to be mailed to holders of the BPO Common Shares in connection with the Offer.

Morgan Stanley further understands that the board of directors of BPO (the “Board”) has appointed a committee (the “Independent Committee”) comprised of members of the Board who are independent for the purposes of MI 61-101, to consider the Offer and to make recommendations to the Board with respect to the Offer. The Independent Committee has retained Morgan Stanley to provide financial advice and assistance to the Independent Committee in evaluating the Offer, including the preparation and delivery to the Independent Committee of a formal valuation of the BPO Common Shares (the “BPO Valuation”) and of the BPY Units (the “BPY Valuation”) (together, the “Valuations”) in accordance with the requirements of MI 61-101 and under the supervision of the Independent Committee.

All dollar amounts herein are expressed in United States dollars, unless stated otherwise.

ENGAGEMENT OF MORGAN STANLEY

On October 11, 2013, the Independent Committee requested Morgan Stanley to submit a proposal with respect to providing formal valuations of the BPO Common Shares and the BPY Units. Following Morgan Stanley’s submission of such a proposal on October 16, 2013, Morgan Stanley was invited to meet with the Independent Committee on October 23, 2013. The Independent Committee agreed to hire Morgan Stanley as announced in a press release on October 30, 2013, which was formalized in a letter agreement dated December 2, 2013 (the “Engagement Agreement”). On December 3, 2013, at the request of the Independent Committee, Morgan Stanley delivered the substance of the preliminary valuation analysis. On December 18, 2013, at the request of the

Independent Committee, Morgan Stanley orally delivered the substance of the Valuations. These Valuations provide the same opinions, in writing, as of December 19, 2013.

The Engagement Agreement provides for a payment to Morgan Stanley of a fee upon our delivery of our preliminary valuation analysis ($2.0 million), which was delivered on December 3, 2013, a fee upon our delivery of the Valuations ($2.2 million) and a fee upon our delivery of each subsequent financial opinion ($500,000), if requested by the Independent Committee. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Valuations or in any subsequent financial opinion, or the completion of the Offer. In addition, BPO has agreed to reimburse Morgan Stanley for our reasonable out-of-pocket expenses and to indemnify Morgan Stanley in respect of certain liabilities that might arise out of our engagement. The fees payable to Morgan Stanley pursuant to the Engagement Agreement are not financially material to Morgan Stanley.

Subject to the terms of the Engagement Agreement, Morgan Stanley consents to the inclusion of the Valuations in the BPY registration statement on Form F-4, the BPY Circular and in the directors’ circular of BPO (the “Directors’ Circular”), with a summary thereof, in a form acceptable to Morgan Stanley, and to the filing thereof with the applicable Canadian and United States securities regulatory authorities.

CREDENTIALS OF MORGAN STANLEY

Morgan Stanley and its affiliated entities is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.

The Valuations are the opinions of Morgan Stanley and their form and content have been approved by a committee of senior investment banking professionals of Morgan Stanley, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuations have been prepared in accordance with the Disclosure Standards for Formal Valuations and the Fairness Opinions of the Investment Industry Regulatory Organization of Canada (the “Organization”) but the Organization has not been involved in the preparation or review of the Valuations.

INDEPENDENCE OF MORGAN STANLEY

Morgan Stanley confirms that: (i) we and our affiliated entities are not an issuer insider, associated entity nor an affiliated entity of any interested party as each such term is used in MI 61-101; (ii) we and our affiliated entities are not acting as a financial advisor to any interested party in respect of the Offer; (iii) our compensation under the Engagement Agreement does not depend in whole or in part on the conclusion reached in the Valuations or the outcome of the Offer; (iv) we and our affiliated entities will not act as manager or co-manager of any soliciting dealer group formed by any interested party in connection with the Offer nor will we, as a member of any such group, perform services beyond customary soliciting dealer’s functions nor will we receive more than the per security or per securityholder fee payable to other members of the group; and (v) we and our affiliated entities do not have any material financial interest in the completion of the Offer.

Prior to entering into the Engagement Agreement, Morgan Stanley or its affiliated entities have provided various financial advisory services to BPO, Brookfield Asset Management Inc. (“BAM”), and certain of their respective affiliated entities in connection with transactions unrelated to the Offer. The fees paid to Morgan Stanley or its affiliated entities, as applicable, in connection with the foregoing activities, together with the fees payable to Morgan Stanley pursuant to the Engagement Agreement, are not, in the aggregate, financially material to Morgan Stanley and its affiliated entities. Morgan Stanley and its affiliates act as traders and dealers, both as principals and agents, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of BPO or BPY or their affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such entities. As investment dealers, Morgan Stanley and its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer, BPO, BPY and their respective affiliates. There are no understandings or agreements between Morgan Stanley and its affiliated entities, BPO and its associated or affiliated entities or BPY and its associated or affiliated entities with respect to future financial advisory or investment banking business. Morgan Stanley and its affiliated entities may in the future, in the ordinary course of business, perform financial advisory or investment banking services for such entities.

SCOPE OF REVIEW

In connection with the Valuations, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described herein, without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1)                                     interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of BPO for the three and six months ended June 30, 2013 and the three and nine months September 30, 2013;

2)                                     annual reports, comparative audited annual financial statements, management’s discussion and analysis, annual information forms and management information circulars of BPO for the fiscal years ended December 31, 2012, 2011 and 2010;

3)                                     annual report on Form 20-F of BPY dated April 30, 2013 including the accompanying financial statements;

4)                                     interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of BPY for the three and six months ended June 30, 2013 and the three and nine months ended September 30, 2013;

5)                                     quarterly supplemental reports for the three months ended June 30, 2013 and September 30, 2013 for BPY and BPO, as well as a review of quarterly earnings call transcripts for the three months ended June 30, 2013 and September 30, 2013;

6)                                     press releases, material change reports and other regulatory filings made by BPO and BPY during the past three years;

7)                                     management-prepared operating and financial projections for BPO and BPY;

8)                                     various BPY investor presentations including a September 2013 Investor Presentation regarding the Offer; a November 2013 Investor Presentation regarding BPY’s investment in General Growth Properties, Inc. (“GGP”); and monthly corporate profiles from September to December 2013;

9)                                     publicly available information regarding GGP, Rouse Properties, Inc. (“RSE”), the Canary Wharf Group plc (“CWG”), affiliates of BPO and BPY such as BAM, Brookfield Canada Office Properties, Brookfield Prime Property Fund, Brookfield Renewable Energy Partners L.P, and Brookfield Infrastructure Partners L.P., and certain other funds in which BPY has investments;

10)                              review of due diligence files contained in a data room prepared by each of BPO and BPY, including such items as internal business plans, International Finance Reporting Standards (IFRS) valuations, asset, tenant, leasing, development and redevelopment project information, fund investor reports, asset appraisals, investment committee memos, tax disclosure, and debt, preferred stock, capital securities, and equity details, including shares, units, unit equivalents, and options outstanding;

11)                              discussions with management of each of BPO and BPY regarding the primary assets, operations, and businesses of each of BPO and BPY, and other issues deemed relevant by Morgan Stanley;

12)                              due diligence sessions and calls with senior management of each of BPO and BPY;

13)                              meetings and discussions with the Independent Committee;

14)                              discussions with legal counsel to the Independent Committee;

15)                              various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding BPO and BPY, the commercial real estate and office and mall property industries, and other public companies, as Morgan Stanley deemed relevant;

16)                              public information relating to the business, operations, financial performance and stock trading history of each of BPO and BPY, and other selected public companies, as Morgan Stanley considered relevant;

17)                              public information with respect to certain other transactions of a comparable nature, as Morgan Stanley considered relevant;

18)                              certificates addressed to Morgan Stanley, dated as of the date hereof, from two senior officers of each of BPO and BPG LLC (as defined below) as to the completeness and accuracy of the information provided to Morgan Stanley by BPO and BPY, respectively; and

19)                              such other corporate, industry, and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances.

Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of the BPY Valuation, including with respect to GGP, RSE, and certain private funds. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley has relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of the BPY Valuation.

PRIOR VALUATIONS

Each of BPO and BPY has represented to Morgan Stanley that there are no prior valuations (as defined in MI 61-101) of BPO or BPY or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date hereof.

ASSUMPTIONS AND LIMITATIONS

The Valuations are subject to the assumptions and limitations set out below.

With the Independent Committee’s acknowledgement and agreement as provided for in the Engagement Agreement, Morgan Stanley has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley, including the certificates identified below (collectively, the “Information”). The Valuations are conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, Morgan Stanley has not attempted to verify independently the accuracy, completeness of fair presentation of any of the Information. Without limiting the generality of the foregoing, our description of BPO, BPY and of their respective assets, businesses and operations are derived from information that we have obtained from BPO, BPY or their respective affiliates or advisors or from publicly available sources. We have not met separately with the independent auditors of BPO or BPY in connection with preparing the Valuations, and, with the Independent Committee’s permission, we have assumed the accuracy and fair presentation of, and relied upon, BPO’s and BPY’s audited financial statements and the reports of the auditors thereon and BPO’s and BPY’s interim unaudited financial statements.

With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty. Morgan Stanley has assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO or BPY, as applicable, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively. Senior officers of BPO and Brookfield Property Group LLC (“BPG LLC”), a manager of BPY (where we refer to BPY management herein, we are referring to management of BPG LLC as a manager of BPY), have represented to Morgan Stanley in certificates dated December 19, 2013, among other things, that to the best of their knowledge, information and belief after due inquiry (as it relates to BPO in the case of representations by senior officers of BPO, and BPY in the case of representations by senior officers of BPG LLC):

1)                                     BPO and BPG LLC have no information or knowledge of any facts, not specifically provided to Morgan Stanley relating to BPO or BPY, or any of their subsidiaries or their respective assets, liabilities, affairs, business, operations, prospects or condition (financial or otherwise) which would reasonably be expected to affect the Valuations in any material respect;

2)                                     subject to (4) below regarding budgets, forecasts, projections and estimates, the Information provided orally by, or in the presence of, an officer of BPO or BPG LLC or in writing by BPO or BPG LLC or by any of BPO’s or BPY’s respective subsidiaries or their respective advisors or agents to Morgan Stanley for the purpose of preparing the Valuations is, or in the case of historical Information, was at the date of preparation, complete, true and accurate in all material respects, and does not and did not contain any untrue statement of a material fact in respect of BPO, BPY, and their respective subsidiaries or the Offer and does not and did not omit to state a material fact in respect of BPO, BPY and their respective subsidiaries or the Offer necessary to make the Information or any statement therein not misleading in light of the circumstances under which the Information was provided or any such statement was made;

3)                                     since the date on which the Information was provided to Morgan Stanley, except as disclosed in writing to Morgan Stanley, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of BPO, BPY and of their respective subsidiaries, each taken as a whole, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be excepted to have a material effect on the Valuations and there is no plan or proposal by either BPO or BPY for any material change in the respective financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of BPO, BPY or any of their respective subsidiaries which has not been disclosed to Morgan Stanley;

4)                                     with respect to any portion of the Information that constitute budgets, forecasts, projections and/or estimates, such budgets, forecasts, projections and/or estimates: (a) were prepared using the assumptions identified therein, which in the reasonable belief of management of BPO and BPG LLC are (or were at the time of preparation and continue to be) reasonable in the circumstances; (b) were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPG LLC as to matters covered thereby at the time thereof; (c) reasonably present the views of management of BPO and BPG LLC of the financial prospects and forecasted performance of BPO and BPY and their respective subsidiaries and are consistent, in all material respects, with the historical operating experience of each of BPO and BPY and their respective subsidiaries; and (d) are not, in the reasonable belief of management of BPO and BPG LLC, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation;

5)                                     the contents of each of BPO’s and BPY’s public disclosure documents, as of their respective dates, were true and correct in all material respects and did not contain any misrepresentation and such disclosure documents complied in all material respects with all requirements under applicable laws as of their respective dates;

6)                                     there are no prior valuations (as defined in MI 61-101) of BPO or BPY, or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date hereof;

7)                                     there have been no written, or to the best of BPO and BPG LLC’s knowledge, verbal, offers for or proposed transactions involving all or a material part of the properties and assets owned by, or the securities of, BPO, BPY or any of their respective subsidiaries and no negotiations have occurred relating to any such offers or transactions within two years preceding the date on which the Offer was first publicly announced by BPY which have not been disclosed to Morgan Stanley (and which, in the case of BPY, would reasonably be expected to affect the BPY Valuation in any material respect);

8)                                     other than as disclosed in the Information, neither BPO, BPY or any of their respective subsidiaries has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations, or inquiries pending or, to the best of BPO’s and BPG LLC’s knowledge, threatened against or affecting the Offer, BPO, BPY or any of their respective subsidiaries at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which would reasonably be expected to, in any way, materially adversely affect BPO, BPY and their respective subsidiaries, each taken as a whole, or the Offer;

9)                                     there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Offer, except as have been disclosed to Morgan Stanley (and, in the case of BPO, to its knowledge);

10)                              BPO and BPG LLC have no knowledge of any material non-public information concerning the securities of BPO or BPY, or the assets, liabilities, affairs, prospects or condition (financial or otherwise) of BPO, BPY and their subsidiaries, each considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to Morgan Stanley by BPO or BPG LLC; and

11)                              in respect of BPY, BPG LLC has not provided any non-public information to Morgan Stanley with respect to GGP and RSE as BPG LLC is legally precluded from doing so and any representations and certifications contained in BPY’s certificate with respect to GGP and RSE were made to the knowledge of BPG LLC.

In preparing the Valuations, Morgan Stanley has made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the BPY Circular and the Directors’ Circular will be distributed to the securityholders of BPO entitled to receive them in accordance with the applicable laws, the disclosure in the BPY Circular and the Directors’ Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and the BPY Units to be distributed to holders of BPO Common Shares as consideration under the Offer will be freely tradeable by such holders substantially concurrently with the acquisition of the BPO Common Shares by BPY pursuant to the Offer. In its analysis in connection with the preparation of the Valuations, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Morgan Stanley, BPO or BPY.

In preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

The Valuations are conditional upon all of Morgan Stanley’s assumptions being correct and there being no “misrepresentation” (as defined in the Securities Act (Ontario)) in any Information.

Morgan Stanley is not a legal, tax or accounting expert, and Morgan Stanley expresses no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for the purposes of the Independent Committee or the Board.

The Valuations have been provided for the use of the Independent Committee and are not intended to be, and do not constitute, a recommendation that any holders of BPO Common Shares tender their BPO Common Shares pursuant to the Offer. The Valuations may not be used by any other person or relied upon by any other person other than the Independent Committee and the Board without the express prior written consent of Morgan Stanley. The Valuations do not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to BPO. Morgan Stanley expresses no opinion with respect to the future trading prices of securities of BPO or BPY. The Valuations are rendered as of December 19, 2013 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the Information provided to Morgan Stanley. Any changes therein may affect the Valuations and, although Morgan Stanley reserves the right to change or withdraw the Valuations in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuations after such date. In preparing the Valuations, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of BPO Common Shares or other securities of BPO, or any business combination or other extraordinary transaction involving BPO, nor did Morgan Stanley negotiate with any party in connection with any such transaction involving BPO.

The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Accordingly, the Valuations should be read in their entirety.

OVERVIEW OF BPO

As of September 30, 2013, BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. BPO’s portfolio is comprised of interests in 109 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth. Landmark properties include: the Brookfield Places in New York, Toronto and Perth; Bank of America Plaza in Los Angeles; Bankers Hall in Calgary; and Darling Park in Sydney. The majority of BPO’s assets are not wholly-owned. These non-wholly owned assets are held within private funds structures, within publicly-traded entities (such as Brookfield Canada Office Properties in Canada and the Brookfield Prime Property Fund in Australia) or through property-level joint ventures.

BPO has a development pipeline and land bank in sites across the United States (“U.S.”), Canada, Australia and the United Kingdom (“U.K.”). Active developments include: the development site Manhattan West in New York City; Bay Adelaide Centre East in Toronto; Brookfield Place East and West in Calgary; and Brookfield Place Tower 2 in Perth. BPO is also the operating partner of and co-investor in Wynyard Properties Holding Limited, an Australian investment held within Brookfield Strategic Real Estate Partners (“BSREP”), the opportunity fund sponsored by BAM.

BPO derives fee income from the management of funds and assets in which it has a partial interest, including the U.S. Office Fund, the Canadian Office Fund, the Downtown LA Fund (the “DTLA Fund”) and various property-level partnerships.

BPO also has a minority ownership position in a global facilities management and services entity (the “Management Entity”) which includes Brookfield Johnson Controls Canada (“BJCC”), Brookfield Johnson Controls Australia (“BJCA”), Brookfield Residential Services Limited (“BRSL”) and the Middle East FM Business (the “Middle East Business”). BPO previously held partial interests in BJCC and BRSL, and contributed them into the Management Entity as of October 2013. BAM simultaneously contributed its interests in BJCC, BJCA and the Middle East Business to the Management Entity.

The BPO Common Shares are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “BPO”.

OVERVIEW OF BPY

BPY was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. BPY is a commercial real estate owner, operator and investor operating globally. BPY’s diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, BPY has interests in over 20,000 multi-family units, 64 million square feet of industrial space and an 18 million square foot office development pipeline.

In terms of investments, BPY owns direct real estate and development assets in Australia, New Zealand, the U.K., and Brazil. The majority of BPY’s assets in New Zealand are owned through the Multiplex New Zealand Property Fund. BPY also has equity interests in private and public companies such as BPO, GGP, RSE and CWG. Finally, BPY has limited partnership (“LP”) interests in eleven real estate funds, including four opportunity funds, three real estate finance funds and four sector-specific funds.

BPY’s sole direct investment is its limited partnership interest in Brookfield Property L.P., which holds BPY’s real estate assets through primary holding subsidiaries which indirectly hold all of BPY’s interests in its real estate assets.

The BPY Units are listed on the NYSE and the TSX under the symbols “BPY” and “BPY.UN”, respectively.

DEFINITION AND APPROACH TO FAIR MARKET VALUE

The Valuations are based upon techniques and assumptions that Morgan Stanley considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the BPO Common Shares and the range of fair market values of the BPY Units. Morgan Stanley approached the Valuations in accordance with MI 61-101, which, in the case of an insider bid such as the Offer, requires the valuator to make a determination as to the “fair market value” of not only the affected securities (i.e. the BPO Common Shares), but also the non-cash consideration (except in certain circumstances outlined in MI 61-101), to be received pursuant to the Offer. Morgan Stanley has therefore been requested by the Independent Committee to determine, and it has determined, the fair market value of the BPY Units as part of the Valuations.

MI 61-101 defines “fair market value” as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, Morgan Stanley has made no downward adjustment to the fair market value of the BPO Common Shares to reflect the liquidity of the BPO Common Shares, the effect of the Offer on the BPO Common Shares, or the fact that the BPO Common Shares held by minority shareholders do not form part of a controlling interest. Consequently, the BPO Valuation provides a conclusion on a per BPO Common Share basis with respect to BPO’s “en bloc” value, being the price at which all of the BPO Common Shares could be sold to one or more buyers at the same time.

As Exchange LP was established for the sole purpose of the Offer, the Exchange LP Units will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and, as Morgan Stanley understands it, will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit, Morgan Stanley believes that the fair market value of a BPY Unit is an appropriate indicator of the expected fair market value of the Exchange LP Units.

BPO VALUATION APPROACH AND METHODOLOGIES

In determining the fair market value of the BPO Common Shares, Morgan Stanley relied primarily on the net asset value (“NAV”) approach. As secondary methodologies, Morgan Stanley considered the comparable trading approach, the precedent transactions approach and the dividend discount model (“DDM”) approach. Finally, Morgan Stanley reviewed and considered valuation reference points such as the 52-week trading range of the BPO Common Shares, equity research analysts’ price targets and NAV estimates of the BPO Common Shares, and BPO’s IFRS valuations as provided by BPO management.

APPLICATION OF VALUATION METHODOLOGIES TO THE BPO COMMON SHARES

Net Asset Value Analysis

The NAV methodology ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case based on the unique characteristics of each asset. The sum of total assets less total liabilities yields the NAV. As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPO’s NAV analysis, Morgan Stanley relied on financial projections as prepared by BPO management.

The key components of BPO’s NAV are as follows:

•                  Operating real estate

•                  Redevelopment and development projects

•                  Real estate funds/asset management business

•                  Services business

•                  Cash and net other assets

•                  Debt, mark-to-market on debt, capital securities, and preferred stock

Operating Real Estate

Operating real estate includes office assets located in the U.S., Canada, Australia, and the U.K. Based on each asset’s profile, Morgan Stanley applied either a range of select nominal capitalization rates to 2014 net operating income as estimated by BPO management, or employed a discounted cash flow (“DCF”) approach. In this approach, unlevered cash flows over a specific forecast period are discounted at a specific rate to determine the present value of the unlevered cash flows. The present value of a terminal value, representing the value of cash flows beyond the end of the forecast period, is added to arrive at a total aggregate value. For assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley determined the terminal value by applying a reversionary cap rate to the year following the end of the forecast period’s net operating income.

For those assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley relied upon the unlevered cash flow projections prepared by BPO management. In determining the length of each asset’s forecast period, Morgan Stanley took into account such factors as the asset’s expected occupancy, anticipated tenant turnover and re-leasing expectations as provided by BPO management, and the timing of certain redevelopment projects, resulting in a weighted average hold period of 6.4 years. For each market, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley’s review of discount rates and reversionary cap rates used by BPO management in its quarterly International Finance Reporting Standards (“IFRS”) valuations. In certain cases, Morgan Stanley made adjustments to the resulting range of market discount rates and reversionary capitalization rates to reflect each asset’s unique characteristics, the length of the DCF period, and Morgan Stanley’s knowledge of current real estate pricing parameters. As a result, the range of market discount rates ranged from a weighted average 7.4% to a weighted average of 7.9% and the range of market reversionary cap rates ranged from a weighted average of 5.9% to a weighted average 6.3%. Morgan Stanley then made adjustments to each asset’s resulting gross asset value to reflect BPO’s proportionate ownership in each asset, net of non-controlling interests.

For those assets with respect to which Morgan Stanley applied a range of nominal capitalization rates to 2014 estimated net operating income, Morgan Stanley selected a range of nominal capitalization rates for each market based on third-party data providers and select precedent transactions. In certain cases, Morgan Stanley made adjustments to the resulting range of market capitalization rates to reflect each asset’s unique characteristics and Morgan Stanley’s knowledge of current real estate pricing parameters. As a result, the range of market nominal capitalization rates Morgan Stanley applied to 2014 estimated net operating income ranged from a weighted average of 5.5% to a weighted average of 5.9%. Morgan Stanley then made adjustments to each asset’s resulting gross asset value to reflect BPO’s proportionate ownership in each asset, net of non-controlling interests.

As a result of these approaches, Morgan Stanley determined the fair market value of the operating real estate to be in the range of $22,845 million to $24,602 million.

Development and Redevelopment Projects

BPO’s development and redevelopment assets include the 450 West 33rd Street property undergoing redevelopment, the Manhattan West parcel adjacent to 450 West 33rd Street, Bay Adelaide East in Toronto, Brookfield Place East in Calgary, Brookfield Place South in Perth, and other development assets and land held for development in the U.S., Canada, Australia and the U.K. In determining the fair market value of the development and redevelopment assets, Morgan Stanley considered the residual land value approach, the DCF approach, the cost basis approach, and also comparable land valuation metrics, as appropriate. Morgan Stanley also reviewed BPO’s third-quarter 2013 IFRS values for these projects. As a result of these approaches, Morgan Stanley determined the fair market value of these projects to be in the range of $1,659 million to $2,024 million.

Real Estate Funds/Asset Management Business

BPO has three funds with institutional investors that invest in office assets across specific geographies. The Canadian Fund, formed in 2005, owns Canadian office buildings that were acquired as part of BPO’s acquisitions of O&Y Properties Corporation and of the assets and liabilities of O&Y Real Estate Investment Trust. The U.S. Office Fund, formed in October 2006, owns U.S. office buildings that were acquired as part of BPO’s acquisitions of Trizec Properties, Inc. and Trizec Canada Inc. The DTLA Fund, formed in October 2013, consists of assets acquired as part of BPO’s acquisition of MPG Office Trust, Inc. (“MPG”), as well as other downtown Los Angeles assets previously owned by BPO that were contributed to the DTLA Fund at the time of the MPG acquisition. These funds are all managed by BPO, which receives asset management fees, transaction-related fees for development, redevelopment, and leasing activities, and incentive fees. BPO also owns assets in property level joint-ventures, and receives similar fees on those assets. Morgan Stanley has valued these asset management-related fees by applying a 50% margin to 2014 fees as estimated by BPO management. Morgan Stanley then applied a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research. As a result, Morgan Stanley determined the fair market value of the fees BPO receives from its real estate asset management function to be in the range of $158 million to $203 million.

Services Business

BPO has an approximate 22% interest in the Management Entity, which collectively owns BJCC, BJCA, BRSL and the Middle East Business, all of which are facilities management businesses. Morgan Stanley has valued these businesses by applying a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research to 2014 EBITDA as estimated by BPO management. Morgan Stanley used a foreign exchange rate of 1.0575 CAD$ to 1 USD in its valuation of BPO’s Service Business. As a result, Morgan Stanley determined the fair market value of these businesses to be in the range of $64 million to $83 million.

Cash and Net Other Assets

Morgan Stanley included BPO’s proportionate share of cash, net of non- controlling interests, as stated in BPO’s third-quarter 2013 financial statements. This figure was then adjusted for the funding of BPO’s acquisitions of One North End Avenue (New York), 685 Market Street (San Francisco) and the remaining 50% interest in 125 Old Broad Street (London), all which occurred following the end of the third quarter of 2013. Morgan Stanley also included BPO’s proportionate share of accounts receivable and other assets, restricted cash, deposits, accounts payable, and accrued liabilities, net of non-controlling interests, as stated in BPO’s third-quarter 2013 financial statements. This figure was then adjusted for BPO’s proportionate share of additional net working capital from the MPG acquisition, which closed following the end of the third-quarter of 2013. As a result, Morgan Stanley determined cash and net other assets to be $80 million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

BPO’s proportionate share of total debt outstanding is $12,857 million, which includes $11,997 million outstanding as of September 30, 2013 as well as adjustments for BPO’s acquisitions of MPG, One North End Avenue, 685 Market Street and the remaining 50% interest in 125 Old Broad Street. Based upon materials prepared by BPO and reviewed by Morgan Stanley, the mark-to- market on BPO’s debt is estimated to be $342 million and the mark-to- market on BPO’s hedges is estimated to be $109 million.

BPO has four series of capital securities outstanding totaling $644 million. BPO has preferred securities outstanding totaling of $1,701 million, of which $1,542 million represents BPO’s outstanding securities as of September 30, 2013 and $159 million represents BPO’s proportionate share of MPG’s preferred securities and accrued preferred dividends resulting from the MPG acquisition. As a result, Morgan Stanley determined the fair market value of the debt, capital securities, preferred equity and mark-to-market of select securities to be $15,653 million.

Total Shares Outstanding

As of September 30, 2013, 527,290,471 BPO Common Shares were issued and outstanding on a fully diluted gross basis including options determined to be in-the-money as of December 16, 2013 (510,567,181 on a net basis).

Net Asset Value — Conclusion

Based on the foregoing, by subtracting the sum of BPO’s total liabilities from the sum of its total assets, Morgan Stanley has determined a range of $17.93 per BPO Common Share to $22.21 per BPO Common Share under the NAV analysis.

Comparable Companies Analysis

Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

U.S.

•                  Boston Properties, Inc.

•                  Douglas Emmett, Inc.

•                  Empire State Realty Trust, Inc.

•                  Forest City Enterprises, Inc.

•                  Kilroy Realty Corp.

•                  SL Green Realty Corp.

•                  Vornado Realty Trust

Canada

•                  Dundee Real Estate Investment Trust

Australia

•                  Commonwealth Property Office Fund

•                  DEXUS Property Group

•                  Investa Office Fund

While Morgan Stanley did not consider any of the companies reviewed to be identical to BPO, Morgan Stanley believed that they shared similar business characteristics to those of BPO and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered funds from operations (“FFO”) multiples for 2014E and premium/discount to Green Street Advisors’ net asset value for select U.S. real estate companies to be the most appropriate trading metrics for BPO. As summarized below, Morgan Stanley selected the following multiple ranges for BPO. These ranges reflect the ranges of select U.S. real estate companies adjusted for observed historical discounts BPO has traded at relative to these companies.

Implied BPO Valuation — Comparable Companies

	2014E P/FFO		Premium/Discount to NAV
Selected Range of Multiples
Low	13.3x		(23.4%)
High	17.2x		(15.9%)
Imputed Share Price	Low	$13.56	High	$17.54

Given that publicly traded company values generally reflect minority discount values rather than “en bloc” values, Morgan Stanley considered the comparable companies analysis to be a secondary approach for determining the fair market value of the BPO Common Shares.

Precedent Transactions Analysis

Morgan Stanley reviewed the purchase prices paid in select precedent transactions involving office companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed 17 publicly announced transactions involving companies in the office real estate sector with a value of greater than $150 million. Morgan Stanley also reviewed the purchase prices paid in select precedent transactions involving minority buyouts of Canadian companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed four publicly announced transactions involving minority buyouts of Canadian companies.

For both sets of transactions, Morgan Stanley reviewed the premiums paid to the target companies’ unaffected stock prices (defined as the average ten day stock price five days prior to the earliest date of the deal announcement, announcement of a competing bid or market rumors in certain transactions, as appropriate) for the selected precedent transactions. The overall observed bottom quartile and top quartile unaffected stock price premiums paid in such selected transactions were 10.0% and 20.8%, respectively.

Precedent Transactions Analysis

	# of	Selected Range		BPO Unaffected	Implied Share Price
	Transactions	25% Quartile	75% Quartile	Share Price	Low	High
Premium/(Discount) to Unaffected Price	21	10.0%	20.8%	$16.74	$18.42	$20.23

Based on Morgan Stanley’s professional judgment, no company or transaction utilized in the precedent transaction analysis may be considered directly comparable to BPO or the Offer. As a result, Morgan Stanley considered the precedent transactions approach to be a secondary approach for determining the fair market value of the BPO Common Shares.

Dividend Discount Model Analysis

Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPO management. In this approach, dividend projections are discounted at a specific rate to determine the present value of the dividend stream. The present value of a terminal value, representing the value of dividends beyond the end of the forecast period, is added to arrive at a total equity value. Morgan Stanley also analyzed dividend payout ratios based on four-year FFO and adjusted FFO projections as provided by BPO management.

Morgan Stanley calculated a range of terminal values by applying a range of FFO multiples to the fifth year’s estimated FFO as provided by BPO management. An FFO multiple range of 13.3x to 17.2x was selected based on Morgan Stanley’s professional judgment, which included an analysis of the FFO multiples of other comparable companies. Morgan Stanley then discounted the resulting terminal value, along with the dividends over the four-year forecast period, to present value using equity discount rates ranging from 9.6% to 10.6%. These equity discount rates were the result of a capital asset pricing model (“CAPM”) approach, which generates a cost of equity by adding a risk-free rate of return to a premium that represents the financial and non- diversifiable business risk of a stock.

The above analysis yielded an implied equity value of $14.68 per BPO Common Share to $19.02 per BPO Common Share. Given the sensitivity of the analysis to terminal value and cost of equity assumptions, and the fact that the resulting valuation reflects a minority discount value rather than an “en bloc” value, Morgan Stanley considered the DDM to be a secondary approach for determining the fair market value of the BPO Common Shares.

Valuation Reference Points

Morgan Stanley also reviewed and took into consideration other valuation reference points in determining the fair market value of the BPO Common Shares.

Historical Trading Analysis

Morgan Stanley reviewed historical trading prices and volumes for the BPO Common Shares on both the NYSE and the TSX for the last twelve months ended September 27, 2013, or the last trading day immediately prior to BPY’s announcement of the Offer. Morgan Stanley aggregated the trading volumes on both the NYSE and the TSX. Cumulative trading volume over the last twelve months on both the NYSE and the TSX was 591 million shares, representing 231% of the public float. Morgan Stanley also examined the volume weighted average price (“VWAP”) over this time period, aggregated over both exchanges. Over the last twelve months ended September 27, 2013, the VWAP was $16.79, and over the last 30-trading days ended September 27, 2013, the VWAP was $16.44. As of December 16, 2013, the trading price of the BPO Common Shares was $19.36 on the NYSE.

BPO Historical Stock Price Chart — Last Twelve Months

Research Analyst Price Targets and NAV Estimates

Morgan Stanley reviewed public market trading price targets for the BPO Common Shares prepared and published by 14 available equity research analysts. Morgan Stanley also reviewed the consensus price target for the BPO Common Shares as determined by Bloomberg. Equity research analyst price targets reflect each analyst’s estimate of the future public market trading price of the BPO Common Shares at the time the price target is published.

Additionally, Morgan Stanley reviewed NAV estimates for BPO prepared and published by six available equity research analysts. Morgan Stanley also reviewed the consensus NAV estimate as determined by SNL Financial LC.

Morgan Stanley specifically reviewed these price targets and NAV estimates immediately prior to and following BPY’s announcement of the Offer on September 30, 2013. For the date immediately prior to BPY’s announcement of the Offer, Morgan Stanley used September 27, 2013, and for the date following BPY’s announcement of the Offer, Morgan Stanley used December 16, 2013.

BPO Research Views

$	Before Offer 27-Sep	After Offer 16-Dec
Price Targets
Min	$15.00	$18.00
Max	$20.00	$21.50
Consensus	$17.85	$19.79

NAV Estimates
Min	$18.30	$19.10
Max	$22.00	$22.00
Consensus	$20.04	$20.36

IFRS Valuation

Morgan Stanley reviewed and considered BPO’s third-quarter 2013 IFRS NAV of $21.03 per BPO Common Share.

Fair Market Value of the BPO Common Shares

Based upon and subject to the foregoing, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPO Common Shares is in the range of $18.50 per BPO Common Share to $21.00 per BPO Common Share.

Distinctive Material Benefits to BPY and its Affiliates

Morgan Stanley reviewed and considered whether any distinctive material benefit would accrue to BPY or its affiliates through the acquisition of all of the BPO Common Shares not already owned by the Offerors. Morgan Stanley determined that by completing the Offer, BPY would benefit from greater direct ownership of real estate as well as a more simplified ownership structure, both of which would give BPY greater control of its assets and increases its strategic flexibility. Morgan Stanley also concluded that by completing the Offer, BPY will benefit from an enhanced public float and trading liquidity. Additionally, based on interviews with BPY management, BPY estimated that by completing the Offer, they may be able to reduce BPO general and administrative expenses by up to approximately $15 million. However, as the financial projections provided by BPY management did not include general and administrative expense savings, these general and administrative expense savings were not included in the Valuations.

BPY VALUATION APPROACH AND METHODOLOGIES

As noted above, in preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

In determining the fair market value of the BPY Units, Morgan Stanley relied primarily on the NAV approach and its review of valuation reference points such as the trading range of the BPY Units and IFRS NAV valuations for BPY and its various holdings, including direct real estate assets and development projects, equity stakes in public and private companies, and LP interests in real estate funds. As a secondary methodology, Morgan Stanley considered the DDM approach.

While the BPY Valuation assumed that the Offer would result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors, should the Offer result in less than the acquisition of 100% of the BPO Common Shares not already owned by the Offerors, the conclusions with regard to the fair market value of the BPY Units should not be materially impacted.

APPLICATION OF VALUATION METHODOLOGIES TO THE BPY UNITS

Net Asset Value Analysis

As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPY’s NAV analysis (which assumes the acquisition of 100% of the BPO Common Shares not already owned by the Offerors), Morgan Stanley relied on financial projections as prepared by both BPY and BPO management.

The key components of BPY’s NAV are as follows:

•                  GGP common shares (the “GGP Shares”)

•                  GGP common share warrants (the “GGP Warrants”)

•                  RSE common shares (the “RSE Shares”)

•                  Equity interest in CWG

•                  Operating real estate assets, including BPO’s operating real estate assets

•                  Development and redevelopment projects, including BPO’s development and redevelopment projects

•                  Limited partnership interests in real estate funds

•                  BPO real estate asset management and services business

•                  Cash and net other assets

•                  Debt, mark-to-market on debt, capital securities, and preferred stock

GGP Shares

BPY owns 255,356,036 GGP Shares. GGP is a publicly-traded real estate investment trust (“REIT”) that owns 123 regional malls in the U.S. comprising approximately 128 million square feet of gross leasable area. Morgan Stanley reviewed a number of factors in determining the fair market value of the GGP Shares, including but not limited to:

•                  Trading multiples of GGP relative to those of select publicly traded U.S. mall REITs;

•                  Valuation reference points such as:

•                  The trading price and volume of the GGP Shares;

•                  Liquidity of the GGP Shares;

•                  Recent transactions on the part of institutional investors involving the GGP Shares;

•                  BPY’s IFRS valuation of the GGP Shares of $23.45 per share, which reflects BPY’s IFRS NAV value as of September 30, 2013, adjusted for its November 1, 2013 $1,431 million investment in GGP and RSE, and includes approximately $552 million of goodwill as estimated by BPY management related to BPY’s purchase of the GGP Shares;

•                  An adjusted IFRS valuation of the GGP Shares of $21.28 per share, which excludes approximately $552 million of goodwill as estimated by BPY management related to BPY’s purchase of the GGP Shares;

•                  A review of GGP equity research, including seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research; and

•                  Morgan Stanley also considered:

•                  BPY’s representation on GGP’s board of directors, with three representatives of BPY serving as directors (including the Chairman of GGP’s board of directors, J. Bruce Flatt) out of a total of nine directors on GGP’s board of directors; and

•                  The relative size of BPY’s equity interest in GGP, which at 32% on a fully diluted basis makes BPY the largest shareholder of GGP.

Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following real estate companies:

•                  The Macerich Company

•                  Simon Property Group, Inc.

•                  Taubman Centers, Inc.

While Morgan Stanley did not consider any of the companies reviewed to be identical to GGP, Morgan Stanley believed that they shared similar business characteristics to those of GGP and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to Green Street Advisors’ net asset value to be the most appropriate trading metrics for GGP. As summarized below, Morgan Stanley selected the following multiple ranges for GGP.

Implied GGP Valuation — Comparable Companies

		2014 P/FFO	Implied Cap Rate	Premium/ Discount to NAV
Selected Range of Multiples
Low		16.0x	5.8%	(9.0)%
High		17.0x	5.6%	(5.3)%
Imputed Share Price
Low		$20.37	$20.25	$20.94
High		$21.62	$21.36	$21.79
Selected Share Price	Low	$20.25	High	$21.79

Morgan Stanley also reviewed historical trading prices and volumes for the GGP Shares on the NYSE for the last twelve months ended December 16, 2013. Over the last twelve months, the trading range for the GGP Shares was $18.63 per GGP Share to $23.33 per GGP Share and over the last 30 days, the trading range was $19.91 per GGP Share to $21.76 per GGP Share. Cumulative trading volume over the last twelve months was 1,143 million shares, representing 192% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $20.46 and over the last 30-trading days, the VWAP was $20.93. As of December 16, 2013, the trading price of the GGP Shares was $20.21.

GGP Historical Stock Price Chart — Last Twelve Months

Morgan Stanley reviewed seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research analysts. Morgan Stanley also reviewed the consensus price target as determined by Bloomberg and the consensus NAV estimate as determined by SNL Financial LC:

GGP Research Views

$	Price Target	NAV
Min	$21.00	$21.09
Max	$25.00	$27.23
Consensus	$22.97	$23.78

Given that GGP Shares are highly liquid, Morgan Stanley relied primarily on the market trading value for the GGP Shares. Morgan Stanley also considered applying a control premium to the GGP Shares to reflect BPY’s influence given its representation on GGP’s board and position as GGP’s largest shareholder. Based on GGP’s market trading value as of December 16, 2013 and by applying a representative control premium of 10% to this market trading value, Morgan Stanley determined the fair market value of the GGP Shares to be in the range of $20.21 per GGP Share to $22.23 per GGP Share, or adjusted for the 255,356,036 GGP Shares that BPY owns, $5,161 million to $5,677 million in total value.

GGP Warrants

BPY is the owner of 59.4 million GGP Warrants which convert into GGP Shares at a 1 to 1.1509 ratio, 43.0 million of which have a common-share strike price of $9.3419 and 16.4 million of which have a common-share strike price of $9.1247. BPY acquired these warrants as a result of a series of transactions ranging from its original recapitalization of GGP in November 2010 to its purchase of GGP Warrants from its consortium partners in November 2013.

In valuing the GGP Warrants, Morgan Stanley relied primarily on the Black- Scholes option pricing model and valuation reference points such as recent GGP Warrant transactions on the part of institutional investors. The Black-Scholes model is an approach for valuing derivative instruments based on various inputs such as stock price, strike price, risk-free rate, and assumptions regarding the expected future volatility of the GGP Shares and the term of the derivative instrument.

In valuing the GGP Warrants using the Black-Scholes option pricing model, Morgan Stanley relied on the following inputs and assumptions:

•                  $20.21 stock price (as of December 16, 2013)

•                  $9.3419 and $9.1247 strike prices (for the two tranches of GGP Warrants)

•                  1.1366% risk-free rate

•                  15% - 50% volatility levels for the expected future volatility of the GGP Shares

•                  3.897 year term

•                  1.1509 GGP Shares per GGP Warrant (December 16, 2013 conversion rate)

•                  Zero dividends due to a dividend protection provision

•                  Zero borrow costs and no transfer restrictions

Morgan Stanley also considered the implied pricing of recent GGP Warrant transactions on the part of institutional investors. As a result, Morgan Stanley determined the theoretical value of the GGP Warrants held by BPY to be in the range of $775 million to $870 million.

RSE Shares

BPY owns 19,387,623 RSE Shares. RSE is a publicly-traded REIT that owns 34 malls encompassing 23.4 million square feet. Morgan Stanley reviewed a number of factors in determining the fair market value of the RSE Shares, including but not limited to:

•                  Trading multiples of RSE relative to those of select publicly traded U.S. mall REITs;

•                  Valuation reference points such as:

•                  The trading price and volume of the RSE Shares;

•                  Liquidity of the RSE Shares;

•                  Recent transactions on the part of institutional investors involving the RSE Shares;

•                  BPY’s IFRS valuation of the RSE Shares of $20.48 per share, which reflects BPY’s IFRS NAV value as of September 30, 2013, adjusted for its November 1, 2013 $1,431 million investment in GGP and RSE;

•                  A review of RSE equity research, including a NAV estimate as prepared and published by one available equity research analyst; and

•                  Morgan Stanley also considered:

•                  BPY’s representation on RSE’s board of directors, with three representatives of BPY serving as directors (including the Chairman of RSE’s board of directors, Richard Clark) out of a total of eight directors on RSE’s board of directors; and

•                  The relative size of BPY’s equity interest in RSE, which at 40% on a fully diluted basis makes BPY the largest shareholder of RSE.

Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

•                  CBL & Associates Properties, Inc.

•                  Glimcher Realty Trust

•                  Pennsylvania Real Estate Investment Trust

While Morgan Stanley did not consider any of the companies reviewed to be identical to RSE, Morgan Stanley believed that they shared similar business characteristics to those of RSE and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to Green Street Advisors’ net asset value to be the most appropriate trading metrics for RSE. As summarized below, Morgan Stanley selected the following multiple ranges for RSE:

Implied RSE Valuation — Comparable Companies

		2014 P/FFO	Implied Cap Rate	Premium/ Discount to NAV
Selected Range of Multiples
Low		7.9x	8.3%	(35.8)%
High		9.5x	7.0%	(33.0)%
Imputed Share Price
Low		$13.19	$17.17	$11.08
High		$15.89	$25.35	$11.57
Selected Share Price	Low	$11.08	High	$25.35

Morgan Stanley also reviewed historical trading prices and volumes for the RSE Shares on the NYSE for the last twelve months ended December 16, 2013. Over the last twelve months, the trading range for the RSE Shares was $15.75 per RSE Share to $25.26 per RSE Shares and over the last 30 days, the trading range was $19.22 per RSE Share to $25.26 per RSE Share. Cumulative trading volume over the last twelve months was 45 million shares, representing 149% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $19.22 and over the last 30-trading days, the VWAP was $21.81. As of December 16, 2013, the trading price of the RSE Shares was $20.83.

RSE Historical Stock Price Chart — Last Twelve Months

Given the liquidity of the RSE Shares, Morgan Stanley relied primarily on the market trading value for the RSE Shares. Morgan Stanley also considered applying a control premium to the RSE Shares to reflect BPY’s influence given its representation on RSE’s board and position as RSE’s largest shareholder. Based on RSE’s market trading value as of December 16, 2013 and by applying a representative control premium of 10% to this market trading value, Morgan Stanley determined the fair market value of the RSE Shares to be in the range of $20.83 per RSE Share to $22.91 per RSE Share, or adjusted for the 19,387,623 RSE Shares that BPY owns, $404 million to $444 million in total value.

Equity Interest in CWG

BPY owns an approximate 22% equity interest in CWG, a private real estate company in the U.K. which owns 18 completed properties and a development pipeline and land bank within the Canary Wharf Estate and within Central London. CWG also derives income from managing the entire Canary Wharf Estate. CWG is 69% owned by Songbird Estates plc (“Songbird”), a publicly-traded entity whose sole asset is its equity interest in CWG. Morgan Stanley used a foreign exchange rate of 0.6132 GBP to 1 USD in in its valuation of BPY’s equity interest in CWG.

In determining the fair market value of BPY’s equity interest in CWG, Morgan Stanley relied primarily on two methodologies: the comparable trading approach and an adjusted NNAV approach. Morgan Stanley also considered CWG’s reported European Public Real Estate Association (“EPRA”) NNNAV and valuation reference points, such as Songbird’s trading price, its public market trading price targets and NAV estimates prepared and published by three available equity research analysts, and BPY’s IFRS NAV value of its CWG stake of $1,019 million as of September 30, 2013.

In terms of NAVs relevant to Morgan Stanley’s analysis of CWG, EPRA NAV may be considered a “going-concern” NAV that takes into account properties and other investment interests at fair market value and excludes liabilities that are not expected to crystallize in normal circumstances, assuming CWG intends to hold its properties over the long term. Excluded liabilities in EPRA NAV generally include, but are not limited to, deferred tax liabilities and the mark-to-market on debt and hedging financial instruments. Based on Morgan Stanley’s experience, public market investors in the U.K. and Continental Europe tend to consider EPRA NAV the most important measure of value. EPRA NNNAV takes into account deferred tax liabilities and the mark-to-market on fixed rate debt and hedging financial instruments, as opposed to EPRA NAV.

In the case of CWG, Morgan Stanley determined that premium/discount to reported EPRA NAV was the most relevant trading metric because of CWG’s large development pipeline and land bank, making traditional income-based trading metrics less applicable. Morgan Stanley analyzed this metric in the context of two U.K. publicly-traded companies, British Land Company plc (“BLND”) and Land Securities Group plc (“LAND”), which Morgan Stanley believes are representative of highly liquid U.K. listed real estate stocks. As of December 16, 2013, BLND and LAND traded at (4.0%) and (0.6%) as compared to their June 2013 EPRA NAVs, respectively. Applying these discounts and premiums to CWG’s reported June 2013 EPRA NAV yielded a range of $6.98 to $7.23 per share, or $982 million to $1,017 million.

Morgan Stanley also performed an adjusted NNAV analysis, which is similar to an EPRA NAV analysis although it takes into account the full mark-to- market on the fixed rate notes, floating rate notes and the swaps of CWG’s securitization. Morgan Stanley estimated CWG’s adjusted NNAV to be approximately $6.11 to $7.64 per share, or adjusted for BPY’s 22% equity interest in CWG, approximately $860 million to $1,075 million in total value. This analysis reflects adjustments to CWG’s June 2013 NAV for rental growth, cap rate compression, the development pipeline, a mark-to-market of debt, among other items, and a potential illiquidity discount related to BPY’s position as a minority shareholder in a controlled private entity.

As a result of these approaches, Morgan Stanley determined a fair market value range of BPY’s interest in CWG of $860 million to $1,017 million.

Operating Real Estate Assets (Including BPO’s Operating Real Estate Assets)

BPY is the direct owner of: six office assets and one retail asset in Australia; six office assets in New Zealand through the Multiplex New Zealand Property Fund; and one office asset in the U.K. BPY is also in the process of finalizing the recapitalization of Deutsche Interhotel AG (“Interhotel”), a European hotel portfolio of ten hotels and one retail asset in which BPY currently holds a mezzanine position.

Morgan Stanley primarily relied on a DCF approach in valuing BPY’s operating real estate. Morgan Stanley used unlevered cash flow projections prepared by BPY management and in most instances, assumed a ten-year hold period. For each asset, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley’s review of discount rates and reversionary cap rates used by BPY management in its quarterly IFRS valuations. As a result, the range of discount rates ranged from a weighted average of 7.6% to a weighted average of 8.2% and the range of reversionary cap rates ranged from a weighted average of 6.6% to a weighted average of 6.9%. Morgan Stanley valued the Interhotel portfolio at BPY’s acquisition price.

As a result of these approaches, and inclusive of the fair market value of BPO’s operating real estate described previously in this document, Morgan Stanley determined the fair market value of BPY’s operating real estate to be in the range of $24,661 million to $26,541 million.

Development and Redevelopment Projects (Including BPO’s Development and Redevelopment Projects)

BPY owns Giroflex, an office and retail development in Brazil. Morgan Stanley reviewed the cash projections and underlying assumptions involved in BPY management’s quarterly IFRS valuation of Giroflex and concluded that these were reasonable. Based upon this, and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the fair market value of BPY’s Giroflex development project to be in a range of $153 million to $169 million. Morgan Stanley used a foreign exchange rates of 2.3214 R$ to 1 USD in its valuation of BPY’s Giroflex development project.

As a result of this approach, and inclusive of the value of BPO’s development and redevelopment projects described previously, Morgan Stanley determined the fair market value of BPY’s development and redevelopment projects to be in the range of $1,812 million to $2,194 million.

Limited Partnership Interests in Real Estate Funds

BPY is a limited partner in ten real estate funds, which consist of four opportunity funds, three real estate finance funds and three sector-specific real estate funds. Brookfield Property Partners Limited, the general partner of BPY, is also the general partner of these funds. BPY’s share of the limited partnership interests ranges from 12% to 55% for each fund.

In determining the fair market value of BPY’s limited partnership interests, Morgan Stanley considered BPY management’s quarterly IFRS values and estimates of capital invested to-date as provided by BPY management. Morgan Stanley also reviewed quarterly investor fund reports and, where available, investment committee memos and asset appraisals for select investments within the funds. Finally, Morgan Stanley also took into account recent fund investments that were announced and/or closed following the close of third-quarter 2013. These investments include BSREP’s recent acquisition of Industrial Developments International Inc. (“IDI”) and its announced preferred equity investment in China Xintiandi (“CXTD”). IDI owns and operates industrial distribution facilities comprising 27 million square feet of distribution facilities in the U.S., including markets such as Chicago, Memphis and Cincinnati. CXTD owns Shui On Land’s portfolio of office and retail assets in Shanghai. As a result of these approaches and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the fair market value of BPY’s limited partnership interests to be in the range of $1,107 million to $1,388 million.

BPO Real Estate Asset Management and Services Business

As described previously, Morgan Stanley determined the fair market value of the fees BPO receives from its real estate asset management function to be in the range of $158 million to $203 million. Morgan Stanley also determined the fair market value of BPO’s Services Business to be in the range of $64 million to $83 million.

Cash and Net Other Assets

BPY management provided Morgan Stanley with a breakdown of balance sheet items by business segment shown at BPY’s proportionate ownership of each asset and liability. Cash at the BPY Corporate, U.K. Office, and BPY’s Australian segments were included in the NAV analysis, as the remaining segments reflected assets that were already accounted for in other parts of Morgan Stanley’s NAV analysis. Similarly, only other assets and other liabilities in the previously mentioned segments were included, and only insofar as they were not reflected elsewhere in Morgan Stanley’s NAV analysis.

Net other assets also included and reflected:

•                  Australian development projects such as Bathurst Street, Bouquet Street, The Hub, and Dee Why that have been characterized by BPY management as “held for sale”;

•                  The remaining mezzanine position in the Interhotel portfolio post- recapitalization; and

•                  Required funding for transactions that were announced and/or closed following the close of third-quarter 2013: the acquisition of IDI; the preferred equity investment in CXTD; and the recapitalization of Interhotel.

Inclusive of the negative impact of the required funding, Morgan Stanley determined the fair market value of BPY’s cash and net other assets prior to completion of the Offer to be ($179) million; inclusive of BPO’s balance sheet items as described previously, the fair market value of BPY’s cash and net other assets pro forma for the merger is ($99) million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

BPY’s debt consists of: $301 million of debt tied to its Australian assets; $460 million in debt tied to its U.K. asset; $123 million in debt on Giroflex; $321 million drawn on its corporate credit facility; a $47 million note payable; and $224 million in debt that will be assumed as part of the Interhotel recapitalization. Also, as part of BPY’s proposed funding of the Offer, BPY plans to put a new credit facility in place and draw down approximately $1,804 million of debt.

BPY has total capital securities of $1,250 million and total preferred equity of $25.0 million. The debt on the U.K. asset is fixed rate, and based upon a current coupon of 6.309% and an estimated market yield of 3.59%, the mark-to-market on the debt is estimated to be $44.0 million. As disclosed in its public filings, BPY has foreign exchange hedge liabilities totaling $37.0 million.

Based upon these securities, and inclusive of the fair market value of BPO’s debt, capital securities, preferred equity, and mark-to-market of select securities described earlier in this document, Morgan Stanley determined the fair market value of BPY’s debt, capital securities, preferred equity and mark-to-market of select securities to be $20,289 million.

Total BPY Units Outstanding

As of September 30, 2013, 466,320,265 BPY Units (and BPY Unit- equivalents) were issued and outstanding on a fully diluted basis. As a result of BPY’s November 2013 purchase of $1.4 billion of additional GGP Shares, GGP Warrants and RSE warrants, BPY issued an additional 73,743,833 BPY Unit-equivalents per BPY management. Finally, under the Offer (assuming the Offerors acquire 100% of the BPO Common Shares that they do not already own), BPY will issue 186,211,700 BPY Units (or BPY-Unit equivalents, being the Exchange LP Units) on a fully diluted gross basis accounting for BPO options determined to be in-the-money as of December 16, 2013 (174,975,063 on a net basis). As a result, an aggregate of 715,039,161 BPY Units on a net basis was utilized by Morgan Stanley in its NAV analysis of BPY.

Net Asset Value — Conclusion

Based on the foregoing, by subtracting the sum of BPY’s total liabilities from the sum of its total assets, Morgan Stanley has determined a range of $20.44 per BPY Unit to $25.21 per BPY Unit (and BPY Unit-equivalent) under the NAV analysis.

DDM Analysis

Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPY management.

Morgan Stanley calculated a range of terminal values by applying a perpetual dividend growth rate ranging from 4.1% to 4.5%. This dividend growth rate is based on our review of the compound annual growth rate as provided by BPY management’s dividend projections.

Morgan Stanley then discounted the resulting terminal value along with the dividends over the four-year forecast period to present value using an equity discount rate ranging from 8.5% to 9.5%. This equity discount rate was the result of a CAPM approach.

The above analysis yielded an implied equity value of $18.34 per BPY Unit to $24.53 per BPY Unit. Given the sensitivity of the analysis to terminal value and cost of equity assumptions, Morgan Stanley considered the DDM to be a secondary approach for determining the fair market value of the BPY Units.

Valuation Reference Points

Morgan Stanley also reviewed and took into consideration valuation reference points in determining the fair market value of the BPY Units.

Historical Trading Analysis

Morgan Stanley reviewed historical trading prices for the BPY Units on the NYSE and the TSX since its spin-off from BAM in April 2013. Trading volume has been 54 million units, representing 156% of the public float, since BPY’s spin-off from BAM. BPY’s 30-day VWAP is $19.61 per unit, as aggregated across both the NYSE and the TSX. As of December 16, 2013, the trading price of the BPY Units was $19.79 on the NYSE.

BPY Historical Stock Price Chart — Since Spin-Off

IFRS Valuation

Morgan Stanley reviewed and considered BPY’s estimated IFRS valuation of $23.73 per BPY Unit, which was provided by BPY and reflects BPY’s second-quarter 2013 IFRS valuation, adjusted for the GGP investment and the BPO Offer.

Fair Market Value of the BPY Units

Based upon and subject to the foregoing, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPY Units is in the range of $19.00 per BPY Unit to $22.00 per BPY Unit.

Yours very truly,

Morgan Stanley Canada Limited

APPENDIX “C”
FAIRNESS OPINION

C-1

February 9, 2014

The Independent Committee of the Board of Directors

Brookfield Office Properties Inc.

Brookfield Place

181 Bay Street, Suite 330

Toronto, ON

M5J 2T3

Members of the Independent Committee of the Board:

Morgan Stanley Canada Limited (“Morgan Stanley”, “we” or “our”) understands that Brookfield Property Partners L.P. (“BPY”), and its indirect subsidiaries, Brookfield Property Split Corp. (“BOP Split”) and Brookfield Office Properties Exchange LP (“Exchange LP” and collectively with BPY and BOP Split, the “Offerors”) are proposing to make an offer, by way of a take-over bid, to purchase any or all of the common shares (the “BPO Common Shares”) of Brookfield Office Properties Inc. (“BPO”) not already owned by the Offerors (the “Offer”).  We understand that BPY owns an aggregate voting interest of approximately 51% of BPO and that under the Offer each holder of a BPO Common Share will be permitted to elect to receive consideration per BPO Common Share (the “Consideration”) of either one non-voting limited partnership unit of BPY (a “BPY Unit”) or $20.34 in cash, subject in each case to pro-ration on the terms set forth in the Offerors’ take-over bid circular (the “Offerors’ Circular”).  The Offerors’ Circular provides that the total number of BPY Units that may be issued under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed 186,230,125 and the total amount of cash available under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed $1,865,692,297.  The Offerors’ Circular further provides that Canadian holders of BPO Common Shares can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP (“Exchange LP Units”), where each Exchange LP Unit will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit.  The terms and conditions of the Offer are more fully set forth in the Offerors’ Circular.

You have asked for our opinion as to whether the Consideration to be received by the holders of BPO Common Shares, taken in the aggregate, in the Offer is fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates.

In connection with this opinion, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described herein, without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1)             a draft dated February 7, 2014 of the Offerors’ Circular and Amendment No. 3 to BPY’s Registration Statement on Form F-4, and a draft dated February 9, 2014 of BPO’s Directors’ Circular;

1

2)             interim reports, including the comparative unaudited financial statements and earnings releases, of BPO for the three and six months ended June 30, 2013 and the three and nine months September 30, 2013, and the three and twelve months ended December 31, 2013;

3)             annual reports, comparative audited annual financial statements, management’s discussion and analysis, annual information forms and management information circulars of BPO for the fiscal years ended December 31, 2012, 2011 and 2010;

4)             annual report on Form 20-F of BPY dated April 30, 2013 including the accompanying financial statements;

5)             interim reports, including the comparative unaudited financial statements and earnings releases, of BPY for the three and six months ended June 30, 2013 and the three and nine months ended September 30, 2013, and the three and twelve months ended December 31, 2013;

6)             quarterly supplemental reports for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013 for BPY and BPO, as well as a review of quarterly earnings call transcripts for the three months ended June 30, 2013, September 30, 2013 and December 31, 2013;

7)             press releases, material change reports and other regulatory filings made by BPO and BPY during the past three years;

8)             management-prepared operating and financial projections for BPO and BPY;

9)             various BPY investor presentations including a September 2013 Investor Presentation regarding the Offer; a November 2013 Investor Presentation regarding BPY’s investment in General Growth Properties, Inc. (“GGP”); and monthly corporate profiles from September to December 2013;

10)      publicly available information regarding GGP, Rouse Properties, Inc. (“RSE”), the Canary Wharf Group plc, affiliates of BPO and BPY such as Brookfield Asset Management Inc., Brookfield Canada Office Properties, Brookfield Prime Property Fund, Brookfield Renewable Energy Partners L.P, and Brookfield Infrastructure Partners L.P., and certain other funds in which BPY has investments;

11)      review of due diligence files contained in a data room prepared by each of BPO and BPY, including such items as internal business plans, International Finance Reporting Standards (IFRS) valuations, asset, tenant, leasing, development and redevelopment project information, fund investor reports, asset appraisals, investment committee memos, tax disclosure, and debt, preferred stock, capital securities, and equity details, including shares, units, unit equivalents, and options outstanding;

12)      discussions with management of each of BPO and BPY regarding the primary assets, operations, and businesses of each of BPO and BPY, and other issues deemed relevant by Morgan Stanley;

13)      due diligence sessions and calls with senior management of each of BPO and BPY;

14)      meetings and discussions with the independent committee appointed by the board of directors of BPO in connection with the Offer (the “Independent Committee”);

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15)      discussions with legal counsel to the Independent Committee;

16)      various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding BPO and BPY, the commercial real estate and office and mall property industries, and other public companies, as Morgan Stanley deemed relevant;

17)      public information relating to the business, operations, financial performance and stock trading history of each of BPO and BPY, and other selected public companies, as Morgan Stanley considered relevant;

18)      public information with respect to certain other transactions of a comparable nature, as Morgan Stanley considered relevant;

19)      certificates addressed to Morgan Stanley, dated as of the date hereof, from two senior officers of each of BPO and Brookfield Property Group LLC as to the completeness and accuracy of the information provided to Morgan Stanley by BPO and BPY, respectively; and

20)      such other corporate, industry, and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances.

With the Independent Committee’s acknowledgement and agreement, Morgan Stanley has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley, including the certificates identified above (collectively, the ‘‘Information’’).  This opinion is conditional upon such accuracy, completeness and fair presentation.  Subject to the exercise of professional judgment, and except as expressly described herein, Morgan Stanley has not attempted to verify independently the accuracy, completeness of fair presentation of any of the Information.  We have not met separately with the independent auditors of BPO or BPY in connection with preparing this opinion, and, with the Independent Committee’s permission, we have assumed the accuracy and fair presentation of, and relied upon, BPO’s and BPY’s audited financial statements and the reports of the auditors thereon and BPO’s and BPY’s interim unaudited financial statements.  With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty.  Morgan Stanley has assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO or BPY, as applicable, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively.  In addition, we have assumed that the Offer will be consummated in accordance with the terms set forth in the Offerors’ Circular without any waiver, amendment or delay of any terms or conditions.  In preparing this opinion, Morgan Stanley has made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Offerors’ Circular and BPO’s Directors’ Circular will be distributed to the securityholders of BPO entitled to receive them in accordance with the applicable laws, the disclosure in the Offerors’ Circular and BPO’s Directors’ Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and the BPY Units to be distributed to holders of BPO Common Shares as

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consideration under the Offer will be freely tradeable by such holders substantially concurrently with the acquisition of the BPO Common Shares by BPY pursuant to the Offer.  Morgan Stanley is not a legal, tax or accounting expert, and Morgan Stanley expresses no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for the purposes of the Independent Committee or the board of directors of BPO.  We have relied upon, without independent verification, the assessment of the Independent Committee and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.  We express no opinion with respect to the fairness of the amount or nature of the compensation to any of BPO’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received in the Offer by the holders of shares of BPO Common Shares, taken in the aggregate. We have not made any independent valuation or appraisal of the assets or liabilities of BPO or BPY (other than the valuations of the BPO Common Shares and the BPY Units that we have prepared as of December 19, 2013 for the use of the Independent Committee), nor have we been furnished with any such valuations or appraisals that we relied upon for purposes of our opinion.  In its analysis in connection with the preparation of this opinion, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters as in effect on the date hereof, many of which are beyond the control of Morgan Stanley, BPO or BPY.  This opinion is rendered as of the date hereof on the basis of securities markets, economic and general business and financial conditions prevailing on the date hereof and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the information provided to Morgan Stanley.  Any changes therein may affect this opinion and, although Morgan Stanley reserves the right to change or withdraw this opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update this opinion after the date hereof.

Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley.  Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of this opinion, including with respect to GGP, RSE, and certain private funds.  BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley has relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of this opinion.

In preparing this opinion, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

This opinion is conditional upon all of Morgan Stanley’s assumptions being correct and there being no ‘‘misrepresentation’’ in any Information.

In preparing this opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of BPO Common Shares or other securities of BPO, or any business combination or other extraordinary transaction involving BPO, nor did Morgan Stanley negotiate with any party in connection with any such transaction involving BPO.

We have acted as financial advisor to the Independent Committee in connection with the Offer.  None of the fees payable to us in connection with our engagement are contingent upon the conclusions reached by us in this opinion or the completion of the Offer.  In the two years prior to the date hereof, Morgan Stanley received fees from BPO for financial advisory and financial services, including services previously rendered to the Independent Committee

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in connection with the Offer, and no fees from BPY for any such services.  Morgan Stanley may also seek to provide such services to BPO and BPY in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses.  Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.  Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of BPO, the Offerors or any other company, or any currency or commodity, that may be involved in the Offer, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice.  This opinion is for the information of the Independent Committee and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing that BPO is required to make with the Securities and Exchange Commission or Canadian securities regulatory authorities in connection with the Offer.  In addition, this opinion does not in any manner address the prices at which the BPY Units or the BPO Common Shares will trade at any time.  This opinion is not intended to be, and does not constitute, a recommendation to any holder of BPO Common Shares as to whether such holder should tender or take any other action with respect to the Offer, including whether to elect BPY Units, cash or Exchange LP Units.  In addition, this opinion does not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to BPO.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of BPO Common Shares, taken in the aggregate,  in the Offer is fair from a financial point of view to such holders other than the Offerors and each of their respective affiliates.

Very truly yours,

MORGAN STANLEY CANADA LIMITED

By:	/s/ P. Dougal Macdonald
P. Dougal Macdonald
Managing Director

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PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibit No.	Description
99.1

Press release issued by Brookfield Office Properties Inc., dated September 30, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Brookfield Office Properties Inc. with the SEC on September 30, 2013).

99.2

Excerpt under the caption “Update on Proposed Acquisition by Brookfield Property Partners” from press release issued by Brookfield Office Properties Inc., dated October 25, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Brookfield Office Properties Inc. with the SEC on October 25, 2013).

99.3

Press release issued by Brookfield Office Properties Inc., dated October 30, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Brookfield Office Properties Inc. with the SEC on October 31, 2013).

99.4

Press release issued by Brookfield Office Properties Inc., dated December 20, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Brookfield Office Properties Inc. with the SEC on December 20, 2013).

99.5

Excerpt under the caption “Update on Proposed Acquisition by Brookfield Property Partners (BPY)” from press release issued by Brookfield Office Properties Inc., dated January 31, 2014 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Brookfield Office Properties Inc. with the SEC on January 31, 2014).

99.6

Press release issued by Brookfield Office Properties Inc., dated February 11, 2014 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Brookfield Office Properties Inc. with the SEC on February 12, 2014).

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking

Brookfield Office Properties Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2.  Consent to Service of Process

Concurrently with the filing of this Schedule, Brookfield Office Properties Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary